QuickLinks -- Click here to rapidly navigate through this document

Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
Filer's SEC File No.: 333-146050
Date: July 18, 2014

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

GTECH S.p.A.,

GTECH CORPORATION,

GEORGIA WORLDWIDE LIMITED,

GEORGIA WORLDWIDE CORPORATION

and

INTERNATIONAL GAME TECHNOLOGY

Dated as of

July 15, 2014

i

ii

Annex I	Defined Terms
Exhibit A-1	Form of Articles of Association of Holdco Merger Surviving Company
Exhibit A-2	Form of Articles of Incorporation of Company Merger Surviving Corporation

iii

        AGREEMENT AND PLAN OF MERGER, dated as of July 15, 2014 (this "Agreement"), by and among GTECH S.p.A., a joint stock company organized under the Laws of Italy ("Gold"), solely with respect to Section 5.02(a) and Article VIII, GTECH Corporation, a Delaware corporation ("Gold US Sub"), Georgia Worldwide Limited, a private limited company organized under the Laws of England and Wales ("Holdco"), Georgia Worldwide Corporation, a Nevada corporation and wholly owned by Holdco ("Sub"), and International Game Technology, a Nevada corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined elsewhere in this Agreement.

RECITALS

        WHEREAS, the Holdco board of directors and, the Gold board of directors, have each approved this Agreement and the proposed merger of Gold with and into Holdco (the "Holdco Merger") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Laws of England and Wales and Italy, whereby each issued and outstanding ordinary share, par value €1.00 per share, of Gold (the "Gold Shares"), other than Gold Shares owned by Holdco, Sub, Gold, the Company or any of their respective Subsidiaries, will be converted into the right to receive the Holdco Merger Consideration;

        WHEREAS, following the execution and delivery of this Agreement, the board of directors of each of Holdco and Gold desires to adopt cross-border merger terms for the Holdco Merger to reflect the terms of this Agreement (the "Holdco Merger Terms") pursuant to the Directive on Cross-Border Mergers of Limited Liability Companies (2005/56/EC) of the European Parliament and of the Council of the European Union and, in the case of Holdco, the Companies (Cross-Border Mergers) Regulations 2007 (as amended) (the "UK Merger Regulations") and, in the case of Gold, Articles 2501 ff. of the Italian Civil Code and the Italian Legislative Decree 30 May 2008, No. 108 (the "Italian Merger Regulations");

        WHEREAS, the Holdco board of directors and the Gold board of directors have each (i) determined that this Agreement and the Holdco Merger are advisable and in the best interests of such company, (ii) approved this Agreement and (iii) proposed that the Gold shareholders approve the Holdco Merger and the Holdco shareholder approve the Mergers and the other transactions contemplated by this Agreement;

        WHEREAS, Gold US Sub will derive substantial benefits from the consummation of the transactions contemplated hereby;

        WHEREAS, the board of directors of each of Holdco, Sub and the Company has approved the merger of Sub with and into the Company (the "Company Merger" and, together with the Holdco Merger, the "Mergers") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Nevada Revised Statutes (the "NRS"), whereby each issued and outstanding share of Common Stock, par value $0.00015625 per share, of the Company (the "Company Common Stock"), other than shares of Company Common Stock owned by Holdco, Sub, Gold, the Company or any of their respective Subsidiaries, will be converted into the right to receive the Company Merger Consideration;

        WHEREAS, the board of directors of each of Sub and the Company has (i) determined that this Agreement and the Company Merger are advisable and in the best interests of such corporation, (ii) adopted this Agreement and the Company Merger and (iii) recommended that its stockholders approve this Agreement;

        WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Holdco and certain shareholders of Gold (the "Principal Gold Shareholders") are entering into agreements pursuant to which such shareholders will agree to take specified actions in furtherance of the Merger; and

        WHEREAS, each of Gold, Gold US Sub, Holdco, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGERS

        SECTION 1.01    The Mergers.    Upon the terms and subject to the conditions of this Agreement (i) at the Holdco Merger Effective Time, Gold shall be merged with and into Holdco in accordance with the Laws of England and Wales and Italy, whereupon the separate existence of Gold shall cease, and Holdco shall continue as the surviving company (the "Holdco Merger Surviving Company"), and (ii) at the Company Merger Effective Time, Sub shall be merged with and into the Company in accordance with the NRS, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the "Company Merger Surviving Corporation"). The Holdco Merger shall have the effects set forth in the applicable provisions of the Laws of England and Wales and Italy, and the Company Merger shall have the effects set forth in the applicable provisions of the NRS. Without limiting the generality of the foregoing and subject thereto, (a) at the Holdco Merger Effective Time, all the property, rights, privileges, immunities, powers and franchises of Holdco and Gold shall vest in Holdco as the Holdco Merger Surviving Company, and all debts, liabilities, obligations and duties of Holdco and Gold shall become the debts, liabilities, obligations and duties of the Holdco Merger Surviving Company, and (b) at the Company Merger Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Company as the Company Merger Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Sub shall become the debts, liabilities, obligations and duties of the Company Merger Surviving Corporation.

        SECTION 1.02    Closing.    The closing of the Mergers (the "Closing") will take place on a date to be agreed by Gold and the Company, but no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or, if permissible, waiver of such conditions at such time) at the offices of Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the "Closing Date."

        SECTION 1.03    Effective Times.    Holdco and Gold shall use their respective reasonable best efforts to obtain an order as promptly as practicable from the High Court of England and Wales approving the Holdco Merger (the "Holdco Merger Order") and specifying the Closing Date as the date on which the Holdco Merger is to become effective (the "Holdco Merger Effective Time"). Concurrently with the Closing, the Company shall file articles of merger with respect to the Company Merger (the "Articles of Company Merger") with the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with, the applicable provisions of the NRS. The Company Merger shall become effective on the date and time at which the Articles of Company Merger have been duly filed with the Secretary of State of the State of Nevada, which shall be immediately after the Holdco Merger Effective Time, or at such later date and time permitted under the NRS as is agreed between the parties and specified in the Articles of Company Merger (such date and time, the "Company Merger Effective Time" and, together with the Holdco Merger Effective Time, the "Effective Times").

        SECTION 1.04    Organizational Documents, Directors and Officers of the Company Merger Surviving Corporation.

          (a)    Organizational Documents.    Holdco shall procure that, effective as of the Holdco Merger Effective Time, the shareholders of Holdco adopt the Articles of Association of the Holdco Merger Surviving Company, substantially in the form set forth as Exhibit A-1 (the "Holdco Charter"), the final form of which shall be subject to the consent of the Company, not to be unreasonably withheld, which shall remain in effect as of the Company Merger Effective Time; provided, however, that if an SVS Denial occurs, and Gold does not exercise its right to terminate this Agreement pursuant to Section 7.01(m) within the period set forth in Section 7.01(m) , the form of the Holdco Charter shall be revised to remove all provisions relating to the Special Voting Shares (the "SVS Provisions"). At the Company Merger Effective Time (i) the articles of incorporation of the Company Merger Surviving Corporation, as in effect immediately prior to the Company Merger Effective Time, shall be amended and restated in the form set forth as Exhibit A-2, and (ii) the bylaws of Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the bylaws of the Company Merger Surviving Corporation (except that references therein to the name of Sub shall be replaced by references to the name of the Company Merger Surviving Corporation) until thereafter amended in accordance with the NRS and the applicable provisions of the articles of incorporation and bylaws of the Company Merger Surviving Corporation.

          (b)    Directors of the Company Merger Surviving Corporation.    Subject to applicable Law, as of the Company Merger Effective Time, the members of the board of directors of Sub immediately prior to the Company Merger Effective Time shall be the members of the board of directors of the Company Merger Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Company Merger Surviving Corporation.

          (c)    Officers of the Company Merger Surviving Corporation.    As of the Company Merger Effective Time, the officers of Sub immediately prior to the Company Merger Effective Time shall be the officers of the Company Merger Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Company Merger Surviving Corporation.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

        SECTION 2.01    Conversion of Securities in the Holdco Merger.    At the Holdco Merger Effective Time, by virtue of the Holdco Merger and without any action on the part of Holdco, Gold or the holders of any Gold Shares:

          (a)    Conversion of Gold Shares.    In accordance with the Holdco Merger Terms and subject to the granting by the High Court of England and Wales of the Holdco Merger Order, Holdco shall, at the Holdco Merger Effective Time, allot for each Gold Share issued and outstanding immediately prior to the Holdco Merger Effective Time, other than any Excluded Gold Shares, one (1) (the "Holdco Exchange Ratio") validly issued and fully paid Holdco Share (the "Holdco Merger Consideration") and all such Gold Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate representing Gold Shares (a "Gold Certificate") or non-certificated Gold Share represented by book-entry (other than Excluded Gold Shares) shall thereafter represent only the right to receive the Holdco Merger Consideration.

          (b)    Cancellation of Excluded Gold Shares.    All Gold Shares that are held in the treasury of Gold or owned of record by Gold US Sub, Holdco, Sub or the Company, or any of their respective wholly owned Subsidiaries as of immediately prior to the Holdco Merger Effective Time (the "Excluded Gold Shares") shall immediately following the Holdco Merger Effective Time be cancelled and shall cease to exist, with no consideration being paid with respect thereto.

          (c)    Cancellation of Holdco Shares.    Each Holdco Share issued and outstanding immediately prior to the Holdco Merger Effective Time shall immediately following the Holdco Merger Effective Time be cancelled and shall cease to exist, with no consideration being paid with respect thereto. The parties shall discuss in good faith any alternative treatment proposed by Gold in respect of this Section 2.01(c) to the extent such treatment is permitted under applicable Law.

        SECTION 2.02    Conversion of Securities in the Company Merger.    At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Holdco, Sub, the Company or the holders of any capital stock of the Company or Sub:

          (a)    Conversion of Company Common Stock.    Subject to Sections 2.03, 2.05 and 2.10, each share of Company Common Stock (each, a "Company Share") issued and outstanding immediately prior to the Company Merger Effective Time, other than Excluded Company Shares, shall automatically be converted into the right to receive the following consideration (such consideration, including any cash paid in lieu of fractional shares pursuant to this Section 2.02(a), the "Company Merger Consideration") and all such Company Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate representing Company Shares (a "Company Certificate") or non-certificated Company Share represented by book-entry ("Company Book-Entry Share") (other than Excluded Company Shares) shall thereafter represent only the right to receive the Company Merger Consideration, subject to Sections 2.05 and 2.10:

              (i)  each Company Share with respect to which an election to receive Holdco Shares and cash (a "Mixed Election") has been effectively made and not revoked or lost pursuant to Section 2.06 (each, a "Mixed Consideration Electing Company Share") and each Non-Electing Company Share shall be converted into the right to receive consideration consisting of:

              (A)  $13.69 minus (y) an amount equal to (I) the Special Dividend divided by (II) the number of Company Shares issued and outstanding immediately prior to the Company Merger Effective Time, in cash, without interest (the "Per Company Share Cash Amount"), and

              (B)  a number of validly issued, fully paid and non-assessable Holdco Shares determined by dividing (I) $4.56 by (II) the Gold Share Trading Price (such quotient, the "Mixed Election Exchange Ratio"); provided, however, that (x) if such quotient is less than 0.1582, the Mixed Election Exchange Ratio shall be 0.1582 and (y) if such quotient is greater than 0.1819, the Mixed Election Exchange Ratio shall be 0.1819, and

              (C)  if the Mixed Election Exchange Ratio without giving effect to the proviso set forth in clause (B) above would exceed 0.1819 and be less than or equal to 0.2140, the Per Company Share Cash Amount shall be increased by an amount equal to the product of (i) the difference between the Mixed Election Exchange Ratio without giving effect to the proviso set forth in clause (B) above and 0.1819, multiplied by (ii) the Gold Share Trading Price, and

              (D)  if the Mixed Election Exchange Ratio without giving effect to the proviso set forth in clause (B) above would exceed 0.2140, the Per Company Share Cash Amount shall be increased by an amount equal to the product of (i) the Gold Share Trading Price and (ii) 0.0321.

             (ii)  each Company Share with respect to which an election to receive only cash (a "Cash Election") has been effectively made and not revoked or lost pursuant to Section 2.06 (each, a "Cash Electing Company Share") shall be converted into the right to receive in cash, without interest, an amount (rounded to two decimal places) (the "Per Company Share Cash Election Consideration") equal to the sum of (i) the Per Company Share Cash Amount and (ii) the product of the Mixed Election Exchange Ratio and the Gold Share Trading Price; provided, however, that if (x) the product of the number of Cash Electing Company Shares and the Per Company Share Cash Election Consideration (such product being the "Cash Election Amount") exceeds (y) the amount by which (I) the product of the Per Company Share Cash Amount and the total number of Company Shares (other than Excluded Company Shares) issued and outstanding immediately prior to the Company Merger Effective Time exceeds (II) the product of the number of Mixed Consideration Electing Company Shares (including any Non-Electing Company Shares) and the Per Company Share Cash Amount (the amount of such excess being the "Available Cash Election Amount"), then each Cash Electing Company Share shall, instead of being converted into the right to receive the Per Company Share Cash Election Consideration, be converted into a right to receive (1) an amount of cash, without interest, equal to the product (rounded to two decimal places) of (p) the Per Company Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the "Cash Fraction") and (2) a number of validly issued and fully paid Holdco Shares equal to the product of (r) the Exchange Ratio and (s) one (1) minus the Cash Fraction; and

            (iii)  each Company Share with respect to which an election to receive only Holdco Shares (a "Share Election") is properly made and not revoked or lost pursuant to Section 2.06 (each, a "Share Electing Company Share") shall be converted into a number of validly issued, fully paid and non-assessable Holdco Shares (the "Exchange Ratio") equal to (i) the Mixed Election Exchange Ratio plus (ii) the quotient (rounded to four decimal places) obtained by dividing the Per Company Share Cash Amount by the Gold Share Trading Price; provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then each Share Electing Company Share shall, instead of being converted into the right to receive the Exchange Ratio, be converted into the right to receive (1) an amount of cash (without interest) equal to the amount (rounded to two decimal places) of such excess divided by the number of Share Electing Company Shares and (2) a number of validly issued and fully paid Holdco Shares equal to the product (rounded to four decimal places) of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Company Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Company Share Cash Election Consideration;

  provided, in each case, that no certificates or scrip representing fractional entitlements in respect of Holdco Shares shall be issued upon the conversion of Company Common Stock pursuant to this Article II; no Holdco dividend or other distribution or share split shall relate to any fractional entitlements; and no fractional entitlement shall entitle the owner thereof to vote or to any other rights of a securityholder of Holdco. In lieu of any such fractional entitlement, each holder of Company Common Stock will be paid an amount in cash (without interest), rounded down to the nearest cent, determined by multiplying (i) the Per Company Share Cash Election Consideration by (ii) the fractional entitlement. The parties acknowledge that payment of cash in lieu of fractional entitlements does not represent separately bargained-for consideration. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional entitlements, the Exchange Agent shall so notify the Holdco Merger Surviving Company, and the Holdco Merger Surviving Company shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional entitlements, without interest.

          (b)    Cancellation of Excluded Company Shares.    All Company Shares that are held in the treasury of the Company or owned of record by Gold, Holdco or Sub, or any of their respective wholly owned Subsidiaries (the "Excluded Company Shares") shall be cancelled and shall cease to exist, with no consideration being paid with respect thereto.

          (c)    Conversion of Capital Stock of Sub.    Each of the 1,000 issued and outstanding share of common stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Company Merger Surviving Corporation.

          (d)    Issuance of Shares of Company Merger Surviving Corporation.    Immediately following the Company Merger Effective Time, the Company Merger Surviving Corporation shall issue to Holdco 10,000,000 shares of Company Merger Surviving Corporation in consideration for the payment by Holdco of the Company Merger Consideration (or any portion thereof) to the extent contemplated by this Agreement.

        SECTION 2.03    Merger Consideration Adjustment.    Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Holdco Merger Effective Time, the outstanding Gold Shares or Company Shares or the securities convertible into, or exercisable or exchangeable for Gold Shares or Company Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, share split (including a reverse share split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a share dividend or share distribution thereon shall be declared with a record date within said period, the Company Merger Consideration shall be appropriately adjusted, without duplication, to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event.

        SECTION 2.04    Exchange of Gold Shares.    Gold Shares shall be exchanged for Holdco Shares in accordance with the Holdco Merger Terms, the rules and procedures of any depositary or clearing agency through which such Gold Shares are held or traded, and applicable Law.

        SECTION 2.05    Exchange of Company Certificates; Payment for Company Shares.

          (a)    Exchange Agent.    Prior to the Company Merger Effective Time, (i) Holdco shall deposit, or shall procure the deposit prior to the Company Merger Effective Time, with a U.S.-based nationally recognized financial institution designated by Gold and reasonably acceptable to the Company (the "Exchange Agent") for the benefit of the holders of Company Shares, for exchange in accordance with this Article II, through the Exchange Agent, the full number of Holdco Shares issuable pursuant to Section 2.02, and (ii) Gold, Holdco, Sub or the Holdco Merger Surviving Company shall deposit with the Exchange Agent for the benefit of the holders of Company Shares all of the cash necessary to pay the cash portion of the Company Merger Consideration, and the Holdco Merger Surviving Company shall, after the Company Merger Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions (such Holdco Shares and cash provided to the Exchange Agent being hereinafter referred to as the "Exchange Fund"). Gold, Holdco, Sub or the Holdco Merger Surviving Company shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional entitlements in accordance with Section 2.02(a). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.02, Gold, Holdco, Sub or the Holdco Merger Surviving Company shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount sufficient to make such payments. Funds made available to the Exchange

  Agent shall be held in cash in a non-interest bearing bank account by the Exchange Agent at a commercial bank with capital exceeding $1 billion, or, if directed in writing by Gold, invested in (i) short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days or (ii) short-term commercial paper rated the highest quality by either Moody's Investors Service, Inc. or Standard and Poor's Ratings Services, in the case of the foregoing (i) and (ii), pending payment thereof by the Exchange Agent to the holders of Company Shares pursuant to this Article II; provided that no investment of such deposited funds directed by Gold, Holdco, Sub or the Holdco Merger Surviving Company in writing shall relieve Gold, Holdco, Sub the Holdco Merger Surviving Company or the Exchange Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Gold, Holdco, Sub or the Holdco Merger Surviving Company shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of Company Shares, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Exchange Agent. Gold, Holdco, Sub or the Holdco Merger Surviving Company shall direct the Exchange Agent to hold the Exchange Fund for the benefit of the former holders of Company Shares and to make payments from the Exchange Fund in accordance with Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.02, except as expressly provided for in this Agreement.

          (b)    Procedures for Surrender.    As promptly as reasonably practicable after the Company Merger Effective Time, the Holdco Merger Surviving Company shall cause the Exchange Agent to mail to each holder of record of a Company Certificate or Company Book-Entry Share, in each case whose Company Shares were converted into the right to receive the Company Merger Consideration at the Company Merger Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of such Company Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and shall otherwise be in such form and have such other provisions as the Holdco Merger Surviving Company may reasonably specify after consultation with the Company; and (ii) instructions for effecting the surrender of the Company Certificates or Company Book-Entry Shares in exchange for payment of the Company Merger Consideration. Upon surrender of Company Certificates (or affidavits of loss in lieu thereof) for cancellation to the Exchange Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Company Certificates or Company Book-Entry Shares, the record holder of such Company Certificates or Company Book-Entry Shares shall be entitled to receive in exchange therefor the Company Merger Consideration into which the Company Shares formerly represented by such Company Certificates or such Company Book-Entry Shares were converted pursuant to Article II, and the Company Certificates so surrendered shall forthwith be cancelled. The Exchange Agent shall accept such Company Certificates (or affidavits of loss in lieu thereof) or Company Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the Company Merger Consideration may be made to a person other than the person in whose name the Company Certificate so surrendered is registered, if such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the person requesting such payment shall pay to the Exchange Agent any transfer and other similar Taxes required by reason of the payment of the Company Merger Consideration, as applicable, to a person other than the registered holder of the Company Certificate so surrendered or shall establish to the satisfaction of the Holdco Merger Surviving Company that such Taxes either have been paid or are not required to be paid. Payment of the Company Merger Consideration with respect to Company Book-Entry

  Shares shall only be made to the person in whose name such Company Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon surrender of any Company Certificate or Company Book-Entry Share.

          (c)    Transfer Books; No Further Ownership Rights in Shares.    As of the respective Effective Times, the stock transfer books of Gold and the Company shall be closed and thereafter there shall be no further registration of transfers of Gold Shares or Company Shares on the records of Gold or the Company. The Holdco Merger Consideration and the Company Merger Consideration paid in accordance with the terms of this Article II with respect to any Gold Shares or Company Shares shall be deemed to have been paid in full satisfaction of all rights pertaining thereto. From and after the Holdco Merger Effective Time or the Company Merger Effective Time, as applicable, the holders of Gold Shares and Company Shares outstanding immediately prior thereto shall cease to have any rights with respect thereto except as otherwise provided for herein or by applicable Law. Subject to Section 2.05(b), if, after the Holdco Merger Effective Time or Company Merger Effective Time, as applicable, Gold Certificates or Company Certificates are presented to the Holdco Merger Surviving Company or the Company Merger Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

          (d)    Termination of Exchange Fund; Abandoned Property; No Liability.    At any time following the first anniversary of the Company Merger Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity), the Holdco Merger Surviving Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest or investment income received with respect thereto) not disbursed to holders of Company Shares, and thereafter such holders shall be entitled to look only to the Holdco Merger Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Company Merger Consideration payable upon due surrender of their Company Shares and compliance with the procedures set forth in Section 2.05(b), without interest. Notwithstanding the foregoing, none of Holdco, the Holdco Merger Surviving Company or the Exchange Agent shall be liable to any holder of a Gold Share or Company Share for Holdco Merger Consideration or Company Merger Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (e)    Lost, Stolen or Destroyed Certificates.    If any Gold Certificate or Company Certificate shall have been lost, stolen or destroyed, the Exchange Agent or the Holdco Merger Surviving Company, as applicable, shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof, the Holdco Merger Consideration or Company Merger Consideration into which such Gold Shares or Company Shares formerly represented thereby were converted pursuant to Article II; provided, however, that the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such Holdco Merger Consideration or Company Merger Consideration, as applicable, require the owner of such lost, stolen or destroyed Gold Certificate or Company Certificate to deliver a customary indemnity agreement or provide a bond in a customary amount.

        SECTION 2.06    Company Election Procedures.

          (a)   Each person who, on or prior to the Election Deadline, is a record holder of Company Shares other than Excluded Company Shares shall be entitled to specify the number of such holder's Company Shares with respect to which such holder makes a Cash Election, a Share Election or a Mixed Election.

          (b)   Holdco shall prepare a form of election (the "Form of Election") in form and substance reasonably acceptable to Gold and the Company. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to any Company Certificates shall pass only upon proper delivery of the Form of Election and any Company Certificates in accordance with Section 2.05. The Company shall mail the Form of Election on a date to be mutually agreed by Gold and the Company that is not more than forty-five (45) nor less than thirty (30) days prior to the anticipated Closing Date or such other date as Gold and the Company shall mutually agree (the "Mailing Date") to all persons who are record holders of Company Shares as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the "Election Form Record Date"). The Form of Election shall be used by each record holder of Company Shares (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Share Election or a Mixed Election. In the event that a holder fails to properly make a Cash Election, a Share Election or a Mixed Election with respect to any shares of Company Common Stock held or beneficially owned by such holder by the Election Deadline, then such holder shall be deemed to have made a Mixed Election with respect to those shares (each such share, other than Excluded Company Shares, a "Non-Electing Company Share"). Holdco shall use its reasonable best efforts to make the Form of Election available as may be reasonably requested from time to time by all persons who become record holders of Company Shares during the period between the Election Form Record Date and the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for Holdco and the Exchange Agent to perform as specified herein.

          (c)   Any holder's election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., New York City time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as Gold and the Company may agree) (the "Election Deadline"), a Form of Election properly completed and signed and accompanied by (i) Company Certificates representing the Company Shares to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Company Certificates as set forth in such Form of Election from a firm that is an "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Exchange Act); provided that such Company Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery) or (ii) in the case of Company Book-Entry Shares, any additional documents required by the procedures set forth in the Form of Election. After a Cash Election, a Share Election or a Mixed Election is properly made with respect to any Company Shares, no further registration of transfers of such Company Shares shall be made on the stock transfer books of the Company, unless and until such Cash Election, Share Election or Mixed Election is properly revoked.

          (d)   Gold and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Gold and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

          (e)   Any Cash Election, Share Election or Mixed Election may be revoked with respect to all or a portion of the Company Shares subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections, Share Elections and Mixed Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VII. If a Cash Election or Share Election is revoked, the shares as to which such election previously applied shall be treated as Mixed Consideration Electing Company Shares unless a contrary election is properly made by the holder within the period during which elections are permitted to be made pursuant to

  Section 2.06(c). Company Certificates will not be returned to holders in the event an election is revoked unless the holder so requests.

          (f)    Subject to the terms of this Agreement and the Form of Election, the reasonable, good-faith determination of the Exchange Agent (or the joint determination of Gold and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections, Mixed Elections and Share Elections shall have been properly made or revoked pursuant to this Section 2.06 (and to disregard any immaterial defects in the Forms of Election) and as to when Cash Elections, Mixed Elections, Share Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Gold and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.02(a), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Gold (subject to the consent of the Company, not to be unreasonably withheld), make any rules as are consistent with this Section 2.06 for the implementation of the Cash Elections, Mixed Elections and Share Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections, Mixed Elections and Share Elections. None of Holdco, Gold, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election.

        SECTION 2.07    Treatment of Company Options, Company Stock Unit Awards and Equity Plans.

          (a)    Treatment of Company Options.    Prior to the Company Merger Effective Time, the Company's board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Company Merger Effective Time, each outstanding option to purchase Company Shares granted under a Company Stock Plan (the "Company Options") shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Company Shares subject to such cancelled Company Option and (ii) the excess, if any, of the Per Company Share Cash Election Consideration (determined without regard to the proviso in Section 2.02(a)(ii)) over the exercise price per Company Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the "Option Payments"); provided, however, that (A) any such Company Option with respect to which the exercise price per Company Share subject thereto is greater than the Per Company Share Cash Election Consideration (determined without regard to the proviso in Section 2.02(a)(ii)) shall be cancelled in exchange for no consideration and (B) in addition to the Option Payments made to holders of Company Options granted under the terms of the Company's Savings-Related Share Option Scheme, each such holder shall receive from the Company all amounts deducted from such holder's compensation with respect to such Company Options (to the extent such payment will not result in a duplication of benefits). From and after the Company Merger Effective Time, no Company Option shall be exercisable, and each Company Option shall only entitle the holder thereof to the payment of the Option Payment, if any, in respect thereof.

          (b)    Treatment of Company Stock Unit Awards.

              (i)  Prior to the Company Merger Effective Time, the Company's board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that immediately prior to the Company Merger Effective Time, each outstanding award (each, a "Company Stock Unit Award") of restricted stock units (including performance-based restricted stock units) or deferred stock units with respect to Company Shares (each, a "Company Stock Unit") granted under a Company Stock Plan either (A) prior to July 1, 2013 or pursuant to the Retention Plan to an employee of the Company or the Company Subsidiaries or (B) to a non-employee director of the Company shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled Company Stock Unit Award shall be entitled to receive, in consideration of the cancellation of such Company Stock Unit Award and in settlement therefor, an amount in cash equal to the product of (I) the Per Company Share Cash Election Consideration (determined without regard to the proviso in Section 2.02(a)(ii)) and (II) the applicable Stock Unit Share Number, without interest (such amounts payable hereunder, the "Stock Unit Payments").

             (ii)  Prior to the Company Merger Effective Time, the Company's board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that immediately prior to the Company Merger Effective Time, each Company Stock Unit Award granted under a Company Stock Plan on or following July 1, 2013 (other than an award to a non-employee director of the Company or an award to an employee pursuant to the Retention Plan) shall, by virtue of the occurrence of the Company Merger Effective Time and without any action on the part of the holders thereof, be converted into an award (a "Rollover Stock Unit Award") with respect to a number of Holdco Shares equal to the product obtained by multiplying (A) the Exchange Ratio by (B) the applicable Stock Unit Share Number. Each such Rollover Stock Unit Award shall vest on the earlier of (x) the date the corresponding Company Stock Unit Award would have otherwise vested or (y) the first anniversary of the Closing Date, in each case, subject to the holder's continued employment with Holdco or its Subsidiaries through the applicable vesting date. Except as otherwise provided in this Section 2.07(b)(ii), each Rollover Stock Unit Award assumed and converted pursuant to this Section 2.07(b)(ii) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Unit Award immediately prior to the Company Merger Effective Time (including any terms and conditions providing for the acceleration of vesting upon a qualifying termination following a "change in control event," but taking into account any changes thereto provided for in the applicable Company Stock Plan or in any applicable award agreement and any restrictions on replicating such terms and conditions under the Laws of England and Wales or Italy). Notwithstanding the foregoing, each Company Stock Unit Award granted between July 1, 2013 and the date hereof that is subject to performance-based vesting conditions and held as of immediately prior to the Company Merger Effective Time by an individual who is (or will, prior to the year during which the applicable performance period concludes, become) eligible for retirement (as such term is defined in the applicable award agreement for such Company Stock Unit Award) shall be fully vested and cancelled in consideration for an amount in cash on the terms set forth in Section 2.07(b)(i).

          (c)    Company Actions; Assumption of Company Stock Plans.    Prior to the Company Merger Effective Time, the Company and Holdco shall take all actions necessary to effectuate the treatment of the Company Options and Company Stock Unit Awards contemplated by this Section 2.07 and to ensure that neither any holder of any such award nor any other participant in any Company Stock Plan shall have any right thereunder to acquire any securities of the Company or the Company Merger Surviving Corporation or, except as provided in this Section 2.07, to receive any payment or benefit with respect to any award previously granted under the Company Stock Plan. At the Company Merger Effective Time, Holdco shall assume all the obligations of the Company under the Company Stock Plans and each outstanding Rollover Stock Unit Award and the agreements evidencing the grant thereof, and the number and kind of shares available for issuance under each Company Stock Plan shall be adjusted to reflect Holdco Shares in accordance with the provisions of the applicable Company Stock Plan.

          (d)    Funding.    Gold or the Holdco Merger Surviving Company shall cause Sub or the Company Merger Surviving Corporation to make the payments required under Section 2.07(a) and Section 2.07(b)(i) as promptly as practicable following the Company Merger Effective Time. The Company Merger Surviving Corporation shall pay the applicable Option Payments and Stock Unit Payments, if any, to the holders of Company Options and Company Stock Unit Awards, respectively, subject to Section 2.10.

          (e)    Holdco Actions.    Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of Holdco Shares for delivery with respect to the Rollover Stock Unit Awards assumed by it in accordance with Section 2.07(b)(ii). Holdco shall, no later than the tenth day following the Company Merger Effective Time, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Holdco Shares subject to such Rollover Stock Unit Awards pursuant Section 2.07(b)(ii).

        SECTION 2.08    Assumption of Gold Stock Plans; Treatment of Gold Equity Awards.

          (a)    Assumption of Gold Stock Plans.    As of the Holdco Merger Effective Time, Holdco or, as a consequence of the Italian Reorganization, one or more Subsidiaries of Holdco, shall assume all Gold Stock Plans and the awards granted thereunder in accordance with this Section 2.08 and Holdco shall be able to grant stock awards, to the extent permissible by applicable Laws and NYSE regulations, under the terms of the Gold Stock Plans covering the reserved but unissued Gold Shares, except that (i) Gold Shares covered by such awards will be Holdco Shares and (ii) all references to a number of Gold Shares will be changed to references to Holdco Shares. Prior to the Holdco Merger Effective Time, Gold and Holdco shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Section 2.08(a), subject to any adjustments that may be required by the Laws of England and Wales or Italy.

          (b)    Treatment of Gold Equity Awards.    The Gold board of directors shall take all action necessary so that:

            (i)    Gold Options.    Each option or stock appreciation right to acquire Gold Shares or to receive a cash payment based on the value thereof granted under any Gold Stock Plan (each, a "Gold Option") that is outstanding immediately prior to the Holdco Merger Effective Time shall, as of the Holdco Merger Effective Time, cease to represent an option or stock appreciation right based on Gold Shares and shall be converted, at the Holdco Merger Effective Time, into an option or stock appreciation right, on the same terms and conditions as were applicable under the Gold Option (but taking into account any changes thereto provided for in the applicable Gold Stock Plan or in any applicable award agreement and any restrictions on replicating such terms and conditions under the Laws of England and Wales or Italy), based on that number of Holdco Shares equal to the product obtained by multiplying (i) the number of Gold Shares subject to such Gold Option immediately prior to the Holdco Merger Effective Time by (ii) the Holdco Exchange Ratio, at an exercise price per share equal to the quotient obtained by dividing (A) the per share exercise price specified in such Gold Option immediately prior to the Holdco Merger Effective Time by (B) the Holdco Exchange Ratio;

            (ii)    Restricted Gold Shares.    Each Gold Share subject to vesting or other lapse restrictions pursuant to the Gold Stock Plans immediately prior to the Holdco Merger Effective Time (each, a "Restricted Gold Share") shall, as of the Holdco Merger Effective Time, cease to represent a right to acquire a Gold Share and shall be converted into the right to receive a number of Holdco Shares equal to the Holdco Exchange Ratio, subject to the same terms and conditions (but taking into account any changes thereto provided for in the applicable Gold Stock Plan or in any applicable award agreement and any restrictions on replicating such terms and conditions under the Laws of England and Wales or Italy) as were applicable to the Restricted Gold Share in respect of which it was issued; and

            (iii)    Other Gold Equity-Based Awards.    Each equity-based right or award, other than a Gold Option or Restricted Gold Share (each, an "Other Gold Equity-Based Award"), granted under any Gold Stock Plan and outstanding immediately prior to the Holdco Merger Effective Time shall, as of the Holdco Merger Effective Time, cease to represent an award based on Gold Shares and shall be converted into an award based on a number of Holdco Shares equal to the product obtained by multiplying (i) the number of Gold Shares covered by such Other Gold Equity-Based Award by (ii) the Holdco Exchange Ratio, which converted equity-based right or award shall be subject to the same terms and conditions (but taking into account any changes thereto provided for in the applicable Gold Stock Plan or in any applicable award agreement and any restrictions on replicating such terms and conditions under the Laws of England and Wales or Italy) as were applicable to such Other Gold Equity-Based Award in respect of which it was issued.

          (c)    Notices.    As soon as practicable after the Holdco Merger Effective Time, Holdco shall deliver to the holders of Gold Options, Restricted Gold Shares and Other Gold Equity-Based Awards appropriate notices setting forth such holders' rights pursuant to the Gold Stock Plans, and the agreements evidencing the grants of such Gold Options, Restricted Gold Shares and Other Gold Equity-Based Awards, as the case may be, shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.08 after giving effect to the Holdco Merger and the assumption by Holdco as set forth above).

          (d)    Holdco Actions.    Holdco shall take all corporate action necessary to ensure that a sufficient number of Holdco Shares can be delivered with respect to Gold Options, Restricted Gold Shares and Other Gold Equity-Based Awards assumed by it in accordance with this Section 2.08. If requested by Gold prior to the Holdco Merger Effective Time, Holdco shall, no later than the tenth day following the Holdco Merger Effective Time, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Holdco Shares subject to such converted Gold equity awards. With respect to those individuals who subsequent to the Holdco Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Holdco shall administer the Gold Stock Plans assumed pursuant to this Section 2.08 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable Gold Stock Plan complied with such rule prior to the Holdco Merger.

        SECTION 2.09    Gold Rescission Shares.    If the Holdco Merger is consummated pursuant to the terms and conditions of this Agreement, Gold Shares outstanding immediately prior to the Holdco Merger Effective Time and held by a holder who has exercised and perfected his or her rescission rights in accordance with Italian Law (the "Gold Rescission Shares"), and to be reallocated to other shareholders or third parties who have purchased such Gold Shares in accordance with Article 2437-quater of the Italian Civil Code, shall be converted into or exchanged for the Holdco Merger Consideration effective on or about the Holdco Merger Effective Time or at any other time determined by Gold and Holdco in accordance with applicable Law, and such Holdco Merger Consideration shall be promptly allotted to such other shareholders or third parties. The holders of Gold Rescission Shares shall be entitled to receive an amount of cash per Gold Share to the extent required by Article 2437-ter (3) of the Italian Civil Code. Gold shall deliver prompt notice to the Company of any purported exercise of rescission rights of any Gold Shares, to the extent permitted by applicable Law.

        SECTION 2.10    Withholding Rights.

          (a)   Each of Gold, Holdco, Sub, the Holdco Merger Surviving Company, the Company Merger Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. Any such withheld amounts (i) shall be remitted by Gold, Holdco, Sub, the Holdco Merger Surviving Company, the Company Merger Surviving Corporation or the Exchange Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Gold Shares, Company Shares, Company Options or Company Stock Unit Awards in respect of which such deduction and withholding was made by Gold, Holdco, Sub, the Holdco Merger Surviving Company, the Company Merger Surviving Corporation or the Exchange Agent, as the case may be.

          (b)   On or before (but not more than thirty (30) days prior to) the Closing Date, the Company shall deliver or cause to be delivered to Gold a statement in accordance with Treasury Regulation Section 1.1445-2(c)(3) certifying that the Company is not a United States real property holding corporation for purposes of Sections 897 and 1445 of the Code.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except (a) as disclosed in the Company SEC Documents filed prior to the date hereof and since September 30, 2012 (but excluding any forward looking disclosures set forth in any "risk factors" section, any disclosures in any "forward looking statements" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Gold prior to the execution of this Agreement, including the documents attached to or expressly incorporated by reference in such disclosure letter (the "Company Disclosure Letter") (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Gold, Gold US Sub, Holdco and Sub as follows:

        SECTION 3.01    Organization and Qualification; Subsidiaries.

          (a)   The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized and validly existing under the Laws of the jurisdiction of its incorporation or organization. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and, where relevant, is in good standing in the jurisdiction of its incorporation or organization and in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except in each case where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   The Company has made available to Gold true and complete copies of the Articles of Incorporation, as amended, of the Company (the "Company Charter"), the Amended and Restated Code of Bylaws of the Company (the "Company Bylaws") and the articles of incorporation and bylaws, or equivalent organizational documents, of each Company Significant Subsidiary, in each case as amended through, and in full force and effect, as of the date hereof, and neither the Company nor any such Company Significant Subsidiary is in violation of any of the provisions of such documents.

        SECTION 3.02    Capitalization.

          (a)   The authorized capital stock of the Company consists of 1,280,000,000 shares of Company Common Stock. As of the close of business on July 14, 2014, (i) 247,153,937 shares of Company Common Stock were issued and outstanding, all of which are (and all such shares which may be issued prior to the Company Merger Effective Time in accordance with the terms of this Agreement will be when issued) duly authorized, validly issued, fully paid and nonassessable, free of preemptive rights, and (ii) 27,414,086 shares of Company Common Stock were held in treasury.

          (b)   As of the close of business on July 14, 2014, the Company had no shares of Company Common Stock reserved for issuance, except for 58,400,315 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans (including 7,533,903 shares for outstanding Company Options and 6,345,016 shares for outstanding Company Stock Unit Awards, 806,797 shares of which are in respect of Company Stock Unit Awards subject to performance-based vesting conditions, assuming a target level of performance) and 687,602 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Purchase Plan.

          (c)   The Company has made available to Gold a list of each Company Option or Company Stock Unit Award, the number of Company Shares issuable thereunder (or, in the case of Company Stock Unit Awards subject to performance-based vesting conditions, the target number of Company Shares issuable thereunder) and the expiration date and exercise or conversion price relating thereto (if applicable), which list is true and complete as of the date hereof. The per share exercise price or purchase price for each Company Option was equal to or greater than the fair market value of the underlying Company Shares determined as prescribed by the applicable Company Stock Plan on the effective date of the corporate action effectuating the grant of such Company Option.

          (d)   As of the date hereof, except as provided in Sections 3.02(a), (b) and (c), there are no (i) shares of capital stock of, or other equity or voting interest in, the Company issued, reserved for issuance or outstanding, (ii) securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of capital stock of, or other equity or voting interests in, the Company or any Company Subsidiary, in each case issued, reserved for issuance or outstanding, (iii) options, warrants or other rights relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iv) agreements, commitments or arrangements of any character that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, deliver, acquire or sell, or cause to be issued, delivered, acquired or sold, any capital stock of, or other equity or voting interests in, the Company or any Company Subsidiary, (v) obligations of the Company or any Company Subsidiary to grant, extend or enter into a subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest in, the Company or any Company Subsidiary, or (vi) outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any Company Subsidiary (the items in clauses (i) - (vi), together with the capital stock of, or other equity interest in, the Company or any Company Subsidiary, being referred to collectively as "Company Securities"). Since the close of business on July 14, 2014 through the date hereof, the Company has not issued any Company Securities (other than Company Shares issued in respect of Company Options and Company Stock Unit Awards that were outstanding as of July 14, 2014).

          (e)   Except with respect to the Company Options, Company Stock Unit Awards and the related award agreements, there are no outstanding obligations of the Company or any Company Subsidiary (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of or (iii) granting any antidilutive rights or other similar rights with respect to any Company Securities.

          (f)    There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company or any Company Subsidiary may vote be entitled to vote. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of capital stock of or equity interests in the Company or any Company Subsidiary.

          (g)   The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such outstanding shares of capital stock or other equity interests are (and all such shares or interests which may be issued prior to the Company Merger Effective Time in accordance with the terms of this Agreement will be when issued) duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights (other than preemptive rights provided under applicable Law). Except for equity interests in the Company Subsidiaries and as set forth in Section 3.02(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns, directly or indirectly, any shares of capital stock or other equity interests in any person, or has any material obligation to acquire any such shares of capital stock or equity interests, or to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person. There are no outstanding material obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any shares of capital stock or equity interests in any Company Subsidiary.

        SECTION 3.03    Authority.

          (a)   The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Company Merger to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby (including the Company Merger). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company's board of directors and, other than the Company Stockholder Approval and the filing of the Articles of Company Merger with the Secretary of State of the State of Nevada, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Gold, Holdco and Sub) constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b)   Except as permitted by Section 5.03 after the date hereof, Company's board of directors, by resolutions unanimously adopted at a meeting duly called and held, has (i) determined that the Mergers are in the best interests of the Company, adopted and declared advisable this Agreement and the Company Merger and the other transactions contemplated hereby and resolved to recommend approval of this Agreement to the holders of the Company Common Stock, (ii) directed that the Company Merger contemplated by this Agreement be submitted to the holders of the Company Common Stock for their approval and (iii) resolved to recommend that the stockholders of the Company approve this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way as of the date hereof.

        SECTION 3.04    No Conflict; Required Filings and Consents.

          (a)   None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement (including the Mergers) will: (i) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Significant Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract to which the Company or any Company Subsidiary is a party or by which any property or asset of the Company or any Company Subsidiary is bound or affected or any Company Permit, except (x) with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) as may arise as a result of facts or circumstances relating to Gold or its affiliates or Laws or Contracts binding on Gold or its affiliates.

          (b)   None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement (including the Mergers) will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective assets, other than (i) the filing of the Articles of Company Merger with the Secretary of State of the State of Nevada, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act, the Competition Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act and the Competition Act, "Antitrust Laws"), (iii) the licenses, findings of suitability, approvals, consents, registrations, declarations, notices or filings required to be made or obtained under Gaming Laws (collectively, "Gaming Approvals"), (iv) compliance with the applicable requirements of the Exchange Act, (v) filings as may be required under the rules and regulations of the NYSE,

  (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (vii) as may arise as a result of facts or circumstances relating to Gold or its affiliates or Laws or Contracts binding on Gold or its affiliates.

          (c)   As of the date hereof, to the knowledge of the Company, there are no facts or circumstances with respect to the Company or any Company Subsidiary or any of their respective affiliates insofar as such affiliate-owned interest would be attributable to the Company or any Company Subsidiary under any applicable Gaming Law that would prevent or materially delay receipt of any Gaming Approvals.

        SECTION 3.05    Permits; Compliance with Laws.

          (a)   The Company and each Company Subsidiary is in possession of all material authorizations, licenses, franchises, grants, permits, certificates, variances, exemptions, approvals, findings of suitability, consents, approvals, orders, registrations and clearances of any Governmental Entity (each, a "Permit") under Gaming Laws which are necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the "Company Material Gaming Permits"). The Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all Company Material Gaming Permits. To the knowledge of the Company, all Company Material Gaming Permits are in full force and effect, and none of the Company or the Company Subsidiaries is in default or violation of any such Company Material Gaming Permit. Neither the Company nor any Company Subsidiary has received any written notice during the period beginning on the date that is two (2) years prior to the date of this Agreement from any Governmental Entity threatening to suspend, revoke, withdraw, modify or limit in any material and adverse respect any Company Material Gaming Permit. The Company and each Company Subsidiary is in possession of all other Permits (other than Company Material Gaming Permits) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the "Company Permits"), except where the failure to possess such Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to have, or the failure to be in full force and effect of, any Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and none of the Company or the Company Subsidiaries is in default or violation of any such Company Permit, except where such default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written notice during the period beginning on the date that is two (2) years prior to the date of this Agreement from any Governmental Entity threatening to suspend, revoke, withdraw, modify or limit in any material and adverse respect any Company Permit, except where such notice would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   Neither the Company nor any Company Subsidiary is, or during the period beginning on the date that is two (2) years prior to the date of this Agreement has been, in violation of any Law (other than Gaming Laws) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries are in compliance with, and, during the period beginning on the date that is two (2) years prior to the date of this Agreement, have not received written notice of any default or violation of, any Gaming Laws applicable to the Company or any of the Company Subsidiaries or by which any property or asset of the Company or any of the Company Subsidiaries is bound or affected, except in each of the foregoing cases as would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened, except for such investigations the outcomes of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   The Company and the Company Subsidiaries are in compliance with all applicable Laws relating to (i) the privacy of users of the Company products or services and all Internet websites owned, maintained or operated by the Company or any Company Subsidiary and (ii) the collection, storage, processing, use and transfer of, and provision of notice of breach regarding, any personally identifiable information, except in the case of each of clause (i) and (ii), where the failure to be in compliance with such applicable Laws would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No claims are pending, or, to the knowledge of the Company, are threatened in writing against the Company or any of the Company Subsidiaries by any person alleging a violation of such applicable Laws referred to in the foregoing sentence or by any person alleging a violation of such person's privacy or confidentiality rights or rights relating to personal information, except for any such claim that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        SECTION 3.06    Company SEC Documents; Financial Statements.

          (a)   Since September 30, 2012, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act") (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the "Company SEC Documents"). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not at the time each such document was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, in each case as in effect on the date each such document was filed. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the "Company Financial Statements") (x) complied as of their respective dates of filing in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (y) were prepared in all material respects in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (z) present fairly, in all material respects, the consolidated financial position and the consolidated comprehensive income, cash flows and equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act). As of the date of this Agreement, to the knowledge of the Company there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC. As of the date of this Agreement, to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. No Company Subsidiary is, or since September 30, 2012 has been, required to file periodic reports with the SEC pursuant to the Exchange Act.

          (b)   From September 30, 2012 to the date hereof, (i) neither the Company nor any Company Subsidiary has received, in writing, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, and (ii) to the knowledge of the Company, no attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of the Company Subsidiaries or any of their respective officers, directors, employees or agents to the Company's board of directors or any committee thereof pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

          (c)   The Company (a) has established and maintains disclosure controls and procedures over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act designed to ensure that (i) all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) material information relating to the Company, including its consolidated Company Subsidiaries, is made known to the management of the Company by others within those entities, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since September 30, 2012 to the date hereof, has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company's auditors and the audit committee of the Company's board of directors (i) any "significant deficiencies" or "material weakness" in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. As and to the extent described in the Company SEC Documents, the Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

        SECTION 3.07    Information Supplied.    None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Registration Statement or the proxy statement relating to the Company Stockholder Meeting (such proxy statement, together with any amendments or supplements thereto, the "Proxy Statement") will (a) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by Gold, Holdco or Sub or any of their representatives specifically for inclusion or incorporation by reference therein.

        SECTION 3.08    Absence of Certain Changes.

          (a)   From March 29, 2014 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (i) the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Gold's consent, would constitute a breach of Section 5.01(a) (vi), (vii), (viii), (ix) (xiv) or, with respect to the foregoing, (xvi).

          (b)   Since September 28, 2013, there has not been any event, effect, development or circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        SECTION 3.09    Undisclosed Liabilities.    Neither the Company nor any of the Company Subsidiaries is subject to any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the consolidated balance sheet of the Company as of March 29, 2014 or in the notes thereto, (b) incurred since March 29, 2014 in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby or (d) that otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        SECTION 3.10    Litigation.    There is no suit, claim, litigation, arbitration, mediation, action, proceeding or investigation (each, a "Proceeding") to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Immediately prior to the execution of this Agreement, to the knowledge of the Company, there are no Proceedings pending or threatened against the Company or any of its Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.

        SECTION 3.11    Employee Benefits.

          (a)   Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each other material compensation or benefit plan, policy, program, agreement or arrangement, in each case, sponsored, maintained or contributed to by the Company or any Company Subsidiary, other than any such plan, policy, program, agreement or arrangement which is required to be maintained by applicable Law (each such compensation or benefit plan, policy, program, agreement or arrangement, without regard to materiality, a "Company Benefit Plan"). With respect to each material Company Benefit Plan, the Company has made available to Gold true and complete copies of (i) such Company Benefit Plan, including any amendment thereto, (ii) each trust, insurance annuity or other funding Contract related thereto, and (iii) in the case of the Company's 401(k) plan, the most recent financial statement.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) the Company and each Company Subsidiary is in compliance with all Laws applicable to the Company Benefit Plans, including ERISA and the Code, and (iii) there are no claims, actions, suits, proceedings, investigations, arbitrations, audits or hearings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status, which has been provided to Gold, or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan, and, to the knowledge of the Company, no circumstance exists that would materially jeopardize the qualified status of any such Company Benefit Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   Section 3.11(c) of the Company Disclosure Letter lists each material Company Benefit Plan that provides health, life insurance or other welfare benefits after retirement or other termination of employment, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided for a period of less than eighteen (18) months following termination of employment or during any period during which the former employee is receiving severance pay.

          (d)   None of the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintains or has any actual or contingent liability (i) under any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code or any similar provision of state, local or foreign law or that is otherwise a defined benefit pension plan, or (ii) to any "multiemployer plan" (as defined in Section 3(37) of ERISA).

          (e)   None of the execution and delivery of this Agreement or the consummation of the Mergers or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former employee, officer, director or independent contractor to any material compensation or benefit, (ii) trigger any other obligation under any material Company Benefit Plan or (iii) result in any breach or violation of or default under, or limit the Company's right to amend or terminate, any Company Benefit Plan. The Company has made available to Gold information and cost estimates (including with respect to the impact of Section 280G of the Code), prepared in reasonable good faith, relating to each payment (whether in cash or property or the vesting of property) or benefit that is conditioned on or accelerated by the consummation of the transactions contemplated by this Agreement, including the Mergers, to any "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) that is reasonably expected to be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). Neither the Company nor any Company Subsidiary has any obligation to indemnify, hold harmless or gross-up any Participant with respect to any Tax, penalty or interest under Section 280G, 409A or 4999 of the Code.

          (f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have been maintained in accordance with all applicable requirements, (ii) if such Company Benefit Plans are intended to qualify for special Tax treatment, meet all the requirements for such treatment, and (iii) if such Company Benefit Plans are intended or required to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with any applicable requirements.

        SECTION 3.12    Labor.

          (a)   There is no labor strike, dispute or lockout, or, to the knowledge of the Company, threat thereof, against or with respect to employees of the Company or any Company Subsidiary, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, (i) neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union, organization or association and (ii) to the knowledge of the Company, no union or other labor organizational campaign is in progress with respect to the employees of the Company or any Company Subsidiary.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceedings pending or, to the knowledge of the Company, threatened, and (ii) the Company and each Company Subsidiary is in compliance with all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to labor relations, payment of wages, classification of employees, immigration, health and safety and workers' compensation.

        SECTION 3.13    Tax Matters.

          (a)   The Company and each Company Subsidiary has timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate, and has paid all Taxes due (whether or not shown as due on such filed Tax Returns), subject in each case to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Taxes which the Company or any Company Subsidiary has been required by law to withhold or to collect for payment on or prior to the date hereof have been duly withheld and collected and have been paid to the appropriate Governmental Entity, subject to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no material Liens related to Taxes upon any property or assets of the Company or any Company Subsidiary, except for Permitted Liens.

          (b)   Neither the Company nor any Company Subsidiary has in effect any waiver of any statute of limitations with respect to any material amount of Taxes. Neither the Company nor any Company Subsidiary has agreed to any extension of time with respect to an assessment or deficiency for Taxes. As of the date hereof there is no action, suit, investigation, audit, claim, assessment or other proceeding pending with respect to Taxes for which the Company or any Company Subsidiary may be liable that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No material deficiency with respect to Taxes has been asserted or assessed in writing against the Company or any Company Subsidiary which has not been fully paid or adequately reserved in the Company Financial Statements in accordance with GAAP.

          (c)   Neither the Company nor any Company Subsidiary has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or otherwise.

          (d)   Neither the Company nor any Company Subsidiary has been a "controlled corporation" or a "distributing corporation" in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

          (e)   Neither the Company nor any Company Subsidiary is a party to, or bound by, or has any obligation under, any Tax sharing, indemnification or similar Contract other than (i) Contracts solely among the Company and the Company Subsidiaries and (ii) customary Tax indemnification provisions in Contracts entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes.

          (f)    Neither the Company nor any Company Subsidiary has participated in any "reportable transaction" required to be disclosed by any of them on any Tax Return in accordance with Treasury Regulation Section 1.6011-4(a).

        SECTION 3.14    Real Property.

          (a)   Section 3.14(a) of the Company Disclosure Letter sets forth a true and complete list of all material real property owned in fee by the Company or any Company Subsidiary (the "Company Owned Real Property"). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or a Company Subsidiary has good and marketable title to the Company Owned Real Property, in each case free and clear of all Liens except for Permitted Liens, and (ii) neither the Company nor any Company Subsidiary is obligated or bound by any option, obligation or right of first refusal or contractual right to purchase or acquire any real property or interest therein.

          (b)   Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list of all real property that is leased, subleased or licensed by the Company or any Company Subsidiary with expected annual payments in 2014 exceeding $1 million (the "Company Leased Real Property"). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has a valid leasehold estate in each Company Leased Real Property, in each case free and clear of all Liens except for Permitted Liens. Each Contract of the Company or the Company Subsidiaries for any material Company Leased Real Property is valid and binding on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, and except for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and neither the Company nor any of the Company Subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, any lease of Company Leased Real Property where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Gold a true and complete copy of all Contracts for Company Leased Real Property.

        SECTION 3.15    Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

          (a)   The Company and each Company Subsidiary is, and has been during the period beginning on the date that is two (2) years prior to the date of this Agreement, in compliance with those Environmental Laws applicable to their respective assets, properties and operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial proceedings, actions or investigations pending against the Company or any Company Subsidiary and none of the Company or any Company Subsidiary has received any written notice, demand, letter or claim, in either case, alleging that the Company or such Company Subsidiary is in violation of, or has liability under, any Environmental Law.

          (b)   To the knowledge of the Company, there are no Hazardous Substances present in, at, on, under any Company Owned Real Property, Company Leased Real Property or any other location or in any product or equipment designed or manufactured of the Company or any Company Subsidiary that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Company or any Company Subsidiary.

        SECTION 3.16    Intellectual Property.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) own all right, title and interest in or (ii) have the valid right or license to use all Patents, Trademarks (including for the avoidance of doubt third-party brands), Copyrights (including for the avoidance of doubt Copyrights in third-party software), Internet domain names and Trade Secrets (the "Intellectual Property Rights") that are used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted (the "Company Intellectual Property Rights"). The Company has made available to Gold a list of all Company Intellectual Property Rights that are both owned by the Company or a Company Subsidiary and registered with any Governmental Entity (the "Company Registered Intellectual Property Rights"), which list is, to the knowledge of the Company, true and complete in all material respects as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are the sole and exclusive owners of all applications and registrations included in the Company Registered Intellectual Property Rights, free and clear of all Liens, except for Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Registered Intellectual Property Rights are subsisting and, to the Company's knowledge, valid and enforceable.

          (b)   As of the date of this Agreement, there is no pending, or to the knowledge of the Company, threatened Proceeding against the Company or any of the Company Subsidiaries concerning the validity, enforceability or ownership of any Company Intellectual Property Rights or the right of the Company to use or otherwise exploit any Company Intellectual Property Rights, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the Company is not subject to any order pertaining to Company Intellectual Property Rights restricting in any material manner the use, transfer, licensing or other exploitation by the Company or any of the Company Subsidiaries of any Company Intellectual Property Rights or the Company's (or the applicable Company Subsidiary's) ownership thereof. Neither the Company nor any of the Company Subsidiaries has received, during the period beginning on the date that is two (2) years prior to the date of this Agreement, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   Neither the execution, delivery and performance of this Agreement nor the consummation of the Mergers and other transactions contemplated by this Agreement will impair the right of the Company to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, perform, display, distribute, license, or dispose of any Company Intellectual Property Rights or any portion thereof as currently used or exploited by the Company and the Company Subsidiaries, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole.

          (d)   To the Company's knowledge, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other person, except for any such infringement that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of the Company Subsidiaries has received, during the period beginning on the date that is two (2) years prior to the date of this Agreement, any written charge, complaint, claim, demand or notice alleging any such infringement by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company's knowledge, no other person is infringing, or has infringed during the period beginning on the date that is two (2) years prior to the date of this Agreement, any Company Intellectual Property Rights owned by the Company, except for any such infringement as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (e)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all Trade Secrets included in the Company Intellectual Property Rights that are both owned by the Company or the Company Subsidiaries and material to the business of the Company or the Company Subsidiaries as currently conducted. To the Company's knowledge, there have been no breaches of security that resulted in the disclosure of any such material Trade Secrets, except for any such disclosure that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        SECTION 3.17    Contracts.

          (a)   Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Material Contracts in effect as of the date hereof. For the purposes of this Agreement, "Company Material Contract" means each Contract to which the Company or any of the Company Subsidiaries is a party or by which it is bound (other than any of the foregoing between the Company and any of the Company Subsidiaries or between any wholly owned Company Subsidiaries) that:

              (i)  is required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

             (ii)  relates to a material partnership or joint venture of the Company or any of the Company Subsidiaries;

            (iii)  relates to outstanding Indebtedness of the Company or any Company Subsidiary in an amount in excess of $20 million;

            (iv)  is a definitive agreement providing for the acquisition from another person or disposition to another person, directly or indirectly (by merger, purchase or similar transaction), of assets or capital stock or other equity interests of another person (A) that involves aggregate consideration (alone or as a series of related Contracts) in excess of $10 million (other than acquisitions or dispositions of inventory in the ordinary course of business) and which have not been consummated or (B) under which the Company or any Company Subsidiary has outstanding "earn-out" or other similar contingent payment obligations;

             (v)  other than Contracts that require the Company to operate only in a geographic location where wager-based gaming is permitted by Law, or with a person properly licensed to sell or otherwise place wager-based games, prohibits the Company or any of its affiliates (including the Holdco Merger Surviving Company and its affiliates from and after the Closing) from (A) engaging or competing in any line of business in any geographical location or with any person or (B) selling any products or services (including Company Products or Services) of or to any other person or in any geographic region (other than licenses, agreements, approvals that are limited to specified jurisdictions), in each of cases (A) and (B), to the extent such restrictions or prohibitions are material to the Company and the Company Subsidiaries, taken as a whole;

            (vi)  involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case that is material to the business of the Company and its Subsidiaries taken as a whole;

           (vii)  obligates the Company or any of the Company Subsidiaries to make any capital expenditures (including pursuant to any development project or joint venture) in excess of $15 million in any fiscal year;

          (viii)  obligates the Company or any of its Subsidiaries to provide indemnification or a guarantee (other than in the ordinary course of business in connection with sales of products or services to customers) that, to the knowledge of the Company, would reasonably be expected to result in payments in excess of $10 million as of the date hereof;

            (ix)  constitutes a Contract for Company Intellectual Property Rights (other than with respect to licenses for commercially available software or hardware) that would reasonably be expected to result in payments by the Company in excess of $20 million per fiscal year; or

             (x)  is a Contract of the Company or the Company Subsidiaries that grants "most favored nation" status to any third party to the extent such status is material to the Company and the Company Subsidiaries, taken as a whole.

          (b)   Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract (nor, to the knowledge of the Company, is there any condition or event which, with notice or lapse or time or both, would constitute such a breach or default) where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default (nor, to the knowledge of the Company, is there any condition or event which, with notice or lapse or time or both, would constitute such a breach or default) under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of, and enforceable in accordance with its terms against, the Company or the relevant Company Subsidiary party thereto, as applicable, and, to the knowledge of the Company, each other party thereto and is in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        SECTION 3.18    Insurance.    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law or regulation, and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

        SECTION 3.19    Gaming Approvals and Licensing Matters.    In the five (5) years prior to the date of this Agreement, none of the Company or any of its Subsidiaries or any of their respective officers, directors or, or to the knowledge of the Company, other affiliates of the Company, has been denied a gaming license, or suitability approval by any Gaming Authority, or had any gaming license or suitability approval revoked or suspended.

        SECTION 3.20    Anti-Money Laundering and Economic Sanctions Laws.

          (a)   None of the Company, the Company Subsidiaries, any of their respective officers, directors, employees or, to the knowledge of the Company agents designated by the Company to act on behalf of the Company and solely when acting in such capacity (collectively, the "Company Group," it being acknowledged and agreed that any representation or warranty in this Agreement with respect to the Company Group shall, to the extent it applies to such agents, be deemed made to the knowledge of the Company and solely when acting in such capacity), (i) is in violation of any applicable anti-money laundering law or (ii) engages in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated in any applicable law, regulation or other binding measure implementing the "Forty Recommendations" and "Nine Special Recommendations" published by the Organization for Economic Co-operation and Development's Financial Action Task Force on Money Laundering.

          (b)   Except as otherwise authorized by OFAC, no member of the Company Group (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Embargoed Person, (ii) deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any applicable Economic Sanctions Laws or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the applicable prohibitions set forth in any Economic Sanctions Laws.

        SECTION 3.21    FCPA and Anti-Corruption.

          (a)   No member of the Company Group has in the five (5) years prior to the date of this Agreement, in connection with the business of the Company or any Company Subsidiary, itself or, to the knowledge of the Company, any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), or any other applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws (collectively, "Bribery Legislation").

          (b)   No member of the Company Group is, or in the five (5) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

        SECTION 3.22    Customers.    To the knowledge of the Company, as of the date of this Agreement neither the Company nor any of the Company Subsidiaries (a) has been notified in writing of any breach of any Contract with any of the Company's top ten (10) customers (the "Company Material Customers"), measured by revenue generated in fiscal year 2013, that would be material and adverse to the Company and the Company Subsidiaries, taken as a whole or (b) has been notified in writing by any such Company Material Customers that it intends to terminate or otherwise materially and adversely alter the terms of its business with the Company or any of the Company Subsidiaries, in each case, in a manner that would be material and adverse to the Company and the Company Subsidiaries, taken as a whole. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has notified any such Company Material Customers in writing of any material breach of any material Contract by such Company Material Customers.

        SECTION 3.23    Opinion of Financial Advisor.    The Company's board of directors has received the opinion of Morgan Stanley & Co. LLC on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Company Merger Consideration to be received by the holders of shares of the Company Common Stock, taken in the aggregate, pursuant to this Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock. The Company will make a true and complete copy of such opinion available to Gold, for informational purposes only, after receipt of such opinion by the Company's board of directors, and it is agreed and understood that such opinion may not be relied on by Gold, Holdco or Sub.

        SECTION 3.24    Anti-Takeover Provisions.    Assuming the accuracy of the representation contained in Section 4.02(g), the Company has taken all actions necessary to render inapplicable to this Agreement and the Company Merger, and inapplicable to Holdco, Sub and the Company's capital stock in connection with this Agreement and the Company Merger, any and all "fair price," "moratorium," no "control share acquisition," business combination" and other similar laws of the State of Nevada or any other state or jurisdiction, including the "Acquisition of Controlling Interest" statutes set forth in NRS 78.378 through 78.3793, inclusive, and the "Combinations With Interested Stockholders" statutes set forth in NRS 78.411 - 78.444, inclusive (collectively, "Takeover Statutes"), and no such Takeover Statute applies or will apply to the Company or any of its Subsidiaries with respect to the Company Merger.

        SECTION 3.25    Vote Required.    The affirmative vote of the holders of shares having a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote at the Company Stockholder Meeting is the only vote required (under applicable Law, the Company Charter, the Company Bylaws, or otherwise) of the holders of any class or series of capital stock or other equity securities of the Company to approve this Agreement and the transactions contemplated hereby (including the Mergers) (the "Company Stockholder Approval").

        SECTION 3.26    No Dissenters' Rights.    No holder of any shares of Company Common Stock will have or be entitled to assert dissenter's rights or any other rights of appraisal, pursuant to the NRS or otherwise, as a result of or in connection with this Agreement and the transactions contemplated hereby, including the Mergers.

        SECTION 3.27    Brokers.    No broker, finder or investment banker other than Morgan Stanley & Co. LLC is entitled to any brokerage, finder's or other fee or commission from the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement.

        SECTION 3.28    Acknowledgement of No Other Representations or Warranties.    Except for the representations and warranties contained in Article IV, the Company acknowledges and agrees that none of Gold, Holdco, Sub or any of their respective Subsidiaries or affiliates, or their respective directors, officers, investment bankers, financial advisors and counsel (collectively, the "Gold Representatives") makes or has made any representation or warranty, either express or implied, concerning Gold, Holdco, Sub or any of their respective Subsidiaries or any of their respective assets or properties or the transactions contemplated by this Agreement. The Company and its representatives have received from Gold or its representatives certain estimates, projections and other forecasts for Gold and its Subsidiaries and certain estimates, plans and budget information. The Company acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; that Gold makes no representations or warranties with respect thereto; that the Company is familiar with such uncertainties; and that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it or its representatives.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF GOLD

        Except (a) as disclosed in the Gold CONSOB Documents filed prior to the date hereof and since December 31, 2012 (but excluding any forward looking disclosures set forth in any "risk factors" section, any disclosures in any "forward looking statements" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), or (b) as disclosed in the separate disclosure letter which has been delivered by Gold to the Company prior to the execution of this Agreement, including the documents attached to or expressly incorporated by reference in such disclosure letter (the "Gold Disclosure Letter") (it being agreed that disclosure of any item in any section or subsection of the Gold Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Gold hereby represents and warrants to the Company as follows:

        SECTION 4.01    Organization and Qualification; Subsidiaries.

          (a)   Gold, Gold US Sub, Holdco, Sub and each of their respective Subsidiaries is a corporation duly incorporated or organized and validly existing under the Laws of the jurisdiction of its incorporation. Gold, Gold US Sub, Holdco, Sub and each of their respective Subsidiaries has requisite corporate, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Gold, Holdco, Sub and each of their respective Subsidiaries is duly qualified to do business and, where relevant, is in good standing in the jurisdiction of its incorporation or organization and in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except in each case where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

          (b)   Gold has made available to the Company true and complete copies of the Charter of the Board of Directors (Regolamento Del Consiglio Di Amministrazione), as amended, of Gold (the "Gold Charter"), the Bylaws of Gold (the "Gold Bylaws") and the charter and bylaws, or equivalent organizational documents, of Gold US Sub and each Gold Significant Subsidiary and of

  Holdco and Sub, in each case as amended through, and in full force and effect as of, the date hereof, and neither Gold, Gold US Sub, Holdco, Sub nor any of their respective Subsidiaries is in material violation of any of the provisions of such documents.

        SECTION 4.02    Capitalization.

          (a)   The share capital authorized to be issued pursuant to Gold Bylaws in force as of the date hereof ("capital sociale deliberato"), is equal to an amount of 188,428,896.00 Euros of which 174,805,024.00 Euros have been issued, fully paid and registered in the form of 174,805,024 Gold Shares. As of the close of business on July 14, 2014, (i) 174,860,311 Gold Shares were issued and fully paid, all of which are (and all such shares which may be issued prior to the Holdco Merger Effective Time in accordance with the terms of this Agreement will be when issued) duly authorized, validly issued and free of preemptive rights (other than preemptive rights provided under applicable Law) and not issued in violation of any preemptive rights under applicable Law, the Gold Charter or the Gold Bylaws in effect at the time of such issuance or any Gold Material Contract, of which 173,779,311 Gold Shares were issued and outstanding (excluding treasury shares) and 1,081,000 Gold Shares were held in treasury. As of the date of this Agreement, the share capital of Holdco consists of one (1) Holdco Share, which is validly issued and outstanding and held of record by Gold, and the authorized share capital of Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and at the Company Merger Effective Time will be, owned by Holdco. Each of Holdco and Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Times will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

          (b)   Pursuant to the resolutions adopted at the Extraordinary Shareholders' Meeting of Gold as of April 28, 2011, the board of directors of Gold was granted the power to increase the share capital up to the maximum nominal amount of 17,201,537 Euros for potential extraordinary transactions and pursuant to Gold Stock Plans, of which 2,789,651 have been issued and registered in the form of Gold Shares from April 28, 2011 to the close of business on July 14, 2014 pursuant to Gold Stock Plans. Pursuant to the resolutions adopted at the Extraordinary Shareholders' Meeting of Gold as of April 28, 2011, the board of directors of Gold was granted the power to increase the share capital up to the maximum nominal amount of 125,000,000 Euros in connection with issuance of Gold Shares required under certain provisions of 750,000,000 Euros Subordinated Interest-Deferrable Capital Securities due 2066 issued by Gold.

          (c)   As of the date hereof, except as provided in Sections 4.02(a), (b) and (f), there are no (i) shares of capital stock of, or other equity or voting interest in, Gold, Holdco, Sub or any Gold Subsidiary issued, reserved for issuance or outstanding, (ii) securities of Gold, Holdco, Sub or any Gold Subsidiary convertible into or exchangeable for one or more shares of capital stock of, or other equity or voting interests in, Gold, Holdco, Sub or any Gold Subsidiary, in each case issued, reserved for issuance or outstanding, (iii) options, warrants or other rights relating to or based on the value of the equity securities of Gold, Holdco, Sub or any Gold Subsidiary to which any of Gold, Holdco, Sub or any Gold Subsidiary is party, (iv) agreements, commitments or arrangements of any character that are binding on Gold, Holdco, Sub or any Gold Subsidiary that obligate Gold, Holdco, Sub or any Gold Subsidiary to issue, deliver, acquire or sell, or cause to be issued, delivered, acquired or sold, any capital stock of, or other equity or voting interests in, Gold, Holdco, Sub or any Gold Subsidiary, (v) obligations of Gold, Holdco, Sub or any Gold Subsidiary to grant, extend or enter into a subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest in, Gold, Holdco, Sub or any of their respective Subsidiaries, or (vi) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, contingent value rights, "phantom" shares or similar securities or rights issued or granted by Gold, Holdco, Sub or any Gold Subsidiary that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, Gold, Holdco, Sub or any Gold Subsidiary (the items in clauses (i) - (vi), together with the capital stock of, or other equity interest in, Gold, Holdco, Sub or any of their respective Subsidiaries, being referred to collectively as "Gold Securities"). Since the close of business on July 14, 2014 through the date hereof, Gold has not issued any Gold Securities (other than Gold Shares issued in respect of Gold Options and Restricted Gold Shares that were outstanding as of July 14, 2014).

          (d)   Except with respect to Gold Options, Restricted Gold Shares and Other Gold Equity-Based Awards and the related award agreements, there are no outstanding obligations of Gold or any Gold Subsidiary (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of or (iii) granting any antidilutive rights or other similar rights with respect to any Gold Securities.

          (e)   There are no outstanding bonds, debentures, notes or other Indebtedness of Gold or any Gold Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) at shareholders' meetings on any matter on which shareholders of Gold or any Gold Subsidiary maybe entitled to vote at any shareholder meeting of Gold or any Gold Subsidiary. There are no voting trusts or other agreements or understandings to which Gold, Holdco, Sub or any of their respective Subsidiaries is a party with respect to the voting of capital stock of or equity interests in any such entity.

          (f)    Gold or another Gold Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Gold Subsidiaries, and Holdco owns all of the issued and outstanding shares of capital stock or other equity securities of Sub, in each case free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such outstanding shares of capital stock or other equity interests are (and all such shares or interests which may be issued prior to the Holdco Merger Effective Time in accordance with the terms of this Agreement will be when issued) duly authorized, validly issued, fully paid and, where applicable, nonassessable. Except for equity interests in the Gold Subsidiaries and as set forth in Section 4.02(f) of the Gold Disclosure Letter, neither Gold nor any Gold Subsidiary owns, directly or indirectly, any shares of capital stock or other equity interests in any person, or has any material obligation to acquire any such shares of capital stock or other equity interests, or to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Gold Subsidiary or any other person. There are no outstanding material obligations to which Gold or any Gold Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any shares of capital stock or other equity interests in any Gold Subsidiary.

          (g)   None of Gold, Holdco, Sub or any of their respective Subsidiaries or affiliates, or any persons acting in association with them (each a "Control Act Person") beneficially owns (as defined by Rule 13d-3 under the Exchange Act) any Company Shares or any securities that are convertible into or exchangeable or exercisable for Company Shares, or holds any rights to acquire or vote any Company Shares, other than pursuant to this Agreement. None of Gold, Holdco, Sub, any of their respective Subsidiaries, or the "affiliates" or "associates" of any such person (each a "Combinations Act Person") is, and at no time during the last two (2) years has been, an "interested stockholder" of the Company, in each case as such terms are defined in NRS 78.412, 78.413 and 78.423, respectively.

        SECTION 4.03    Authority.

          (a)   Each of Gold, Gold US Sub, Holdco and Sub has the requisite corporate power and authority to execute and deliver this Agreement and, following the approval of the Holdco Merger Terms by the respective board of directors of Gold and Holdco and subject to the receipt of Gold Shareholder Approval, the Holdco Shareholder Approval and the Sub Shareholder Approval, to consummate the transactions contemplated hereby (including the Mergers). The execution, delivery and performance of this Agreement by Gold, Gold US Sub, Holdco and Sub and the consummation by Gold, Gold US Sub, Holdco and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Gold's, Holdco's and Sub's respective board of directors and, other than the approval of the Holdco Merger Terms by the respective boards of directors of Gold and Holdco, the Gold Shareholder Approval, the Holdco Shareholder Approval and the Sub Shareholder Approval, no additional corporate proceedings on the part of Gold, Gold US Sub, Holdco or Sub are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Gold, Gold US Sub, Holdco and Sub, and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes the legal, valid and binding obligation of each of Gold, Gold US Sub, Holdco and Sub enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b)   Gold's board of directors has, by resolutions unanimously adopted at a meeting duly called and held, (i) determined that the Mergers are in the best interests of Gold, adopted and declared advisable this Agreement and the Mergers and the other transactions contemplated hereby, which resolutions have not been rescinded, modified or withdrawn in any way after the date of its adoption, and (ii) prior to the Gold Shareholder Meeting will have directed that the Holdco Merger contemplated by this Agreement be submitted to the holders of Gold Shares for their approval, and (iii) proposed that the Gold shareholders approve the Holdco Merger.

        SECTION 4.04    No Conflict; Required Filings and Consents.

          (a)   None of the execution, delivery or performance of this Agreement by Gold or the consummation by Gold of the transactions contemplated by this Agreement (including the Mergers) will: (i) subject to obtaining Gold Shareholder Approval, conflict with or violate any provision of the Gold Charter or the Gold Bylaws or any equivalent organizational or governing documents of Gold US Sub or any Gold Significant Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 4.04(b) have been obtained and all filings and notifications described in Section 4.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Gold or any Gold Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Gold or any Gold Subsidiary pursuant to any Gold Material Contract to which Gold or any Gold Subsidiary is a party or by which any property or asset of the Gold, Holdco, Sub or any of their respective Subsidiaries is bound or affected or any Gold Permit, except (x) for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens that would not reasonably be expected to have, individually or in the aggregate, a Gold

  Material Adverse Effect or (y) as may arise as a result of facts or circumstances relating to the Company or its affiliates or Laws or Contracts binding on the Company or its affiliates.

          (b)   None of the execution, delivery or performance of this Agreement by Gold, Holdco or Sub or the consummation by Gold, Holdco or Sub of the transactions contemplated by this Agreement (including the Mergers) will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to Gold or any Gold Subsidiary or any of their respective assets, other than (i) the filings required to effect the Holdco Merger with the relevant UK and Italian authorities, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under applicable Antitrust Laws, (iii) any Gaming Approvals, (iv) compliance with the applicable requirements of securities Laws in Italy, (v) filings as may be required under the rules and regulations of the MSE, (vi) filings as may be required under the rules of any banking or other regulatory authority in Italy, (vii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, and (viii) as may arise as a result of facts or circumstances relating to the Company or its affiliates or Laws or Contracts binding on the Company or its affiliates.

          (c)   As of the date hereof, to the knowledge of Gold, there are no facts or circumstances with respect to Gold or any Gold Subsidiary or any of their respective affiliates insofar as such affiliate-owned interest would be attributable to Gold or any Gold Subsidiary under any applicable Gaming Law that would prevent or materially delay receipt of any Gaming Approvals.

        SECTION 4.05    Permits; Compliance with Laws.

          (a)   Gold and each Gold Subsidiary is in possession of all material Permits under Gaming Laws which are necessary for Gold and each Gold Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the "Gold Material Gaming Permits"). To the knowledge of Gold, all Gold Material Gaming Permits are in full force and effect, and none of the Company or the Company Subsidiaries is in default or violation of any such Gold Material Gaming Permit. Neither the Company nor any Company Subsidiary has received any written notice during the period beginning on the date that is two (2) years prior to the date of this Agreement from any Governmental Entity threatening to suspend, revoke, withdraw, modify or limit in any material and adverse respect any Gold Material Gaming Permit. Gold and each Gold Subsidiary is in possession of all other Permits (other than Gold Material Gaming Permits) necessary for Gold and each Gold Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the "Gold Permits"), except where the failure to possess such Permits would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. All Gold Permits are in full force and effect, except where the failure to have, or the failure to be in full force and effect of, any Gold Permits would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, and none of Gold or the Gold Subsidiaries is in default or violation of any such Gold Permit, except where such default or violation would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Neither Gold nor any Gold Subsidiary has received any written notice during the period beginning on the date that is two (2) years prior to the date of this Agreement from any Governmental Entity threatening to suspend, revoke, withdraw, modify or limit in any material and adverse respect any Gold Permit, except where such notice would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

          (b)   Neither Gold nor any Gold Subsidiary is, or during the period beginning on the date that is two (2) years prior to the date of this Agreement has been, in violation of any Law (including Gaming Laws) applicable to Gold or any Gold Subsidiary or by which any property or asset of Gold or any Gold Subsidiary is bound or affected, except for any violations that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Gold and the Gold Subsidiaries are in compliance with, and, during the period beginning on the date that is two (2) years prior to the date of this Agreement, have not received written notice of any default or violation of, any Gaming Laws applicable to Gold or any of the Gold Subsidiaries or by which any property or asset of Gold or any of the Gold Subsidiaries is bound or affected, except in each of the foregoing cases as would not reasonably be expected to be material to Gold and Gold Subsidiaries, taken as a whole. To the knowledge of Gold, no investigation by any Governmental Entity with respect to Gold or any Gold Subsidiary is pending or threatened, except for such investigations the outcomes of which would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

          (c)   Gold and the Gold Subsidiaries are in compliance with all applicable Laws relating to (i) the privacy of users of the Gold products or services and all Internet websites owned, maintained or operated by Gold or any Gold Subsidiary and (ii) the collection, storage, processing, use and transfer of, and provision of notice of breach regarding, any personally identifiable information, except in the case of each of clause (i) and (ii),where the failure to be in compliance with such applicable Laws would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. No claims are pending, or, to the knowledge of the Gold, are threatened in writing against Gold or any of the Gold Subsidiaries by any person alleging a violation of such applicable Laws referred to in the foregoing sentence or by any person alleging a violation of such person's privacy or confidentiality rights or rights relating to personal information, except for any such claim that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

        SECTION 4.06    Gold CONSOB Documents; Financial Statements.

          (a)   Since December 31, 2012, Gold has filed with or otherwise furnished to (as applicable) the CONSOB and/or the MSE, all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents required to be filed or furnished by it under securities Laws of Italy, as applicable (such documents and any other documents filed by Gold with the CONSOB and/or the MSE, as have been supplemented, modified or amended since the time of filing, collectively, the "Gold CONSOB Documents"). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, Gold CONSOB Documents (i) did not at the time each such document was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of securities Laws of Italy, in each case as in effect on the date each such document was filed. The audited consolidated financial statements and unaudited consolidated interim financial statements of Gold (including, in each case, any notes thereto) and the consolidated Gold Subsidiaries included in or incorporated by reference into Gold CONSOB Documents (collectively, the "Gold Financial Statements") (x) complied as of their respective dates of filing in all material respects with the then applicable accounting requirements and the published rules and regulations of the CONSOB with respect thereto, (y) were prepared in all material respects in accordance with IFRS (as adopted by the European Union and in accordance with legislative decree in effect in Italy on the date of such Gold Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments) and (z) present fairly, in all material respects, the consolidated financial position and the consolidated comprehensive income, results of their operations, cash flows and equity of Gold and the consolidated Gold Subsidiaries as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments). As of the date of this Agreement, to the knowledge of Gold there are no outstanding or unresolved comments in any comment letters received by the Gold from the CONSOB. As of the date of this Agreement, to the knowledge of Gold, none of the Gold CONSOB Documents is the subject of any ongoing review by the CONSOB. No Gold Subsidiary is, or since September 30, 2012 has been, required to file periodic reports with the SEC or CONSOB pursuant to applicable securities Laws.

          (b)   From September 30, 2012 to the date hereof, (i) neither Gold nor any Gold Subsidiary has received, in writing, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Gold or Gold Subsidiary or their respective internal accounting controls, and (ii) to the knowledge of Gold, no attorney representing Gold or any of the Gold Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Gold or any of the Gold Subsidiaries or any of their respective officers, directors, employees or agents to the board of Gold or any committee thereof.

          (c)   Gold has established and maintains internal control mechanisms and internal audit procedures in compliance with Legislative Decree No. 58 of 24 February 1998 and the Italian Corporate Governance Code issued by Borsa Italiana S.p.A. (to the extent described in the Gold Corporate Governance Report as of December 31, 2013) designed to ensure that (i) all material information required to be disclosed by Gold in the reports that it files or submits with the CONSOB is recorded, processed, summarized and reported within the time periods specified in the rules and forms of CONSOB and (ii) material information relating to Gold, including its consolidated Gold Subsidiaries, is made known to the directors of Gold as appropriate to allow timely decisions regarding required disclosure and to prepare the documentation required pursuant to the securities Laws of Italy. Since September 30, 2012 to the date hereof, Gold has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Gold's auditors and the audit committee of Gold (i) any significant weakness in the internal control reviews system in relation to the financial reporting process which are reasonably likely to adversely affect in any material respect Gold's ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. As and to the extent described in the Gold CONSOB Documents, Gold and the Gold Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

        SECTION 4.07    Information Supplied.    None of the information supplied or to be supplied by Gold, Holdco or Sub specifically for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement or the Gold Information Document will (a) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, (b) in the case of the Proxy Statement and the Gold Information Document, will, at the time the Proxy Statement is first mailed to the Company's stockholders or the Gold Information Document is first mailed to Gold's shareholders, as applicable, or at the time of the Company Stockholder Meeting or the Gold Shareholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Gold with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of their representatives specifically for inclusion or incorporation by reference therein.

        SECTION 4.08    Absence of Certain Changes.

          (a)   From March 31, 2014 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (i) the businesses of Gold and the Gold Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, and (ii) neither Gold nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the Company's consent, would constitute a breach of Section 5.01(b)(vi), (vii), (viii), or, with respect to the foregoing, (x).

          (b)   Since December 31, 2013, there has not been any event, effect, development of state or circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

        SECTION 4.09    Undisclosed Liabilities.    Neither Gold nor any of the Gold Subsidiaries is, subject to any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by IFRS to be set forth on a consolidated balance sheet of Gold and the Gold Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of Gold as of March 31, 2014 or in the notes thereto, (b) incurred since March 31, 2014 in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby or (d) that otherwise would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

        SECTION 4.10    Litigation.    There is no Proceeding to which Gold, Holdco, Sub or any of their respective Subsidiaries is a party pending or, to the knowledge of Gold, threatened that would reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Neither Gold, Holdco, Sub nor any of their respective Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Immediately prior to the execution of this Agreement, to the knowledge of Gold, there are no Proceedings pending or threatened against Gold or any of its Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.

        SECTION 4.11    Employee Benefits.

          (a)   For purposes of this Agreement, "Gold Benefit Plan" shall mean each compensation or benefit plan, policy, program, agreement or arrangement, in each case, sponsored, maintained or contributed to by Gold or any Gold Subsidiary, other than any plan, policy, program, agreement or arrangement which is required to be maintained by applicable Law.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (i) each Gold Benefit Plan has been administered in compliance with its terms and all applicable Laws, (ii) Gold and each Gold Subsidiary is in compliance with all Laws applicable to the Gold Benefit Plans, including ERISA and the Code, and (iii) there are no claims, actions, suits, proceedings, investigations, arbitrations, audits or hearings (other than for routine claims for benefits) pending or, to the knowledge of Gold, threatened with respect to any Gold Benefit Plan.

          (c)   None of Gold, any Gold Subsidiary or any of their respective affiliates or ERISA Affiliates maintains or has any actual or contingent liability (i) under any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code or any similar provision of state, local or foreign law or that is otherwise a defined benefit pension plan, or (ii) to any "multiemployer plan" (as defined in Section 3(37) of ERISA).

          (d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, all Gold Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have been maintained in accordance with all applicable requirements, (ii) if such Gold Benefit Plans are intended to qualify for special Tax treatment, meet all the requirements for such treatment, and (iii) if such Gold Benefit Plans are intended or required to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with any applicable requirements.

        SECTION 4.12    Labor.

          (a)    There is no labor strike, dispute, or lockout, or, to the knowledge of Gold, threat thereof, against or with respect to any employee of Gold or any Gold Subsidiary, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (i) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceedings pending or, to the knowledge of the Company, threatened, and (ii) Gold and each Gold Subsidiary is in compliance with all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to labor relations, payment of wages, classification of employees, immigration, health and safety and workers' compensation.

        SECTION 4.13    Tax Matters.

          (a)   Gold and each Gold Subsidiary properly maintains the mandatory tax books and accounts and has timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate and has paid all Taxes due (whether or not shown as due on such filed Tax Returns), subject in each case to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. All Taxes which Gold or any Gold Subsidiary has been required by law to withhold or to collect for payment on or prior to the date hereof have been duly withheld and collected and have been paid to the appropriate Governmental Entity, subject to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. There are no material Liens related to Taxes upon any property or assets of Gold or any Gold Subsidiary, except for Permitted Liens.

          (b)   As of the date hereof there is no action, suit, investigation, audit, claim, assessment or other proceeding pending with respect to Taxes for which Gold or any Gold Subsidiary may be liable that, if determined adversely, would reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. No material deficiency with respect to Taxes has been asserted or assessed in writing against Gold or any Gold Subsidiary which has not been fully paid or adequately reserved in Gold Financial Statements in accordance with IFRS.

        SECTION 4.14    Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect:

          (a)   Gold and each Gold Subsidiary is, and has been during the period beginning on the date that is two (2) years prior to the date of this Agreement, in compliance with those Environmental Laws applicable to their respective assets, properties and operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial proceedings, actions or investigations pending against Gold or any Gold Subsidiary and none of Gold or any Gold Subsidiary has received any written notice, demand, letter or claim, in either case, alleging that Gold or such Gold Subsidiary is in violation of, or has liability under, any Environmental Law.

          (b)   To the knowledge of Gold, there are no Hazardous Substances present in, at, on, under any Gold Owned Real Property, Gold Leased Real Property, or any other location or in any product or equipment designed or manufactured by the operations of Gold or any Gold Subsidiary, that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of Gold or any Gold Subsidiary.

        SECTION 4.15    Intellectual Property.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries (i) own all right, title and interest in or (ii) have the valid right or license to use all Intellectual Property Rights that are used in the conduct of the business of Gold and the Gold Subsidiaries as currently conducted (the "Gold Intellectual Property Rights"). Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries are the sole and exclusive owners of all applications and registrations included in the Gold Registered Intellectual Property Rights, free and clear of all Liens, except for Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, all Gold Registered Intellectual Property Rights are subsisting and, to Gold's knowledge, valid and enforceable.

          (b)   As of the date of this Agreement, there is no pending, or to the knowledge of Gold, threatened Proceeding against Gold or any of the Gold Subsidiaries concerning the validity, enforceability or ownership of any Gold Intellectual Property Rights or the right of Gold to use or otherwise exploit any Gold Intellectual Property Rights, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. To the knowledge of Gold, none of Gold nor any of the Gold Subsidiaries are subject to any order pertaining to the Gold Registered Intellectual Property Rights restricting in any material manner the use, transfer, licensing or other exploitation by Gold or any of the Gold Subsidiaries of any Gold Intellectual Property Rights or Gold's (or the applicable Gold Subsidiary's) ownership thereof. Neither Gold nor any of the Gold Subsidiaries has received, during the period beginning on the date that is two (2) years prior to the date of this Agreement, any written charge, complaint, claim, demand or notice challenging the validity of any of the Gold Intellectual Property Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

          (c)   Neither the execution, delivery and performance of this Agreement nor the consummation of the Mergers and other transactions contemplated by this Agreement will impair the right of Gold to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, perform, display, distribute, license, or dispose of any Gold Intellectual Property Rights or any portion thereof as currently used or exploited by Gold and the Gold Subsidiaries, except as would not reasonably be expected, individually or in the aggregate, to be material to Gold and the Gold Subsidiaries, taken as a whole.

          (d)   To Gold's knowledge, the conduct of the business of Gold and the Gold Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other person, except for any such infringement that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. None of Gold or any of the Gold Subsidiaries has received, during the period beginning on the date that is two (2) years prior to the date of this Agreement, any written charge, complaint, claim, demand or notice alleging any such infringement by Gold or any of the Gold Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. To Gold's knowledge, no other person is infringing, or has infringed during the period beginning on the date that is two (2) years prior to the date of this Agreement, any Gold Intellectual Property Rights owned by Gold, except for any such infringement as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

          (e)   Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, each of Gold and the Gold Subsidiaries has taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all Trade Secrets included in the Gold Intellectual Property Rights that are both owned by Gold or the Gold Subsidiaries and material to the business of Gold or the Gold Subsidiaries as currently conducted. To Gold's knowledge, there have been no breaches of security that resulted in the disclosure of any such material Trade Secrets, except for any such disclosure that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

        SECTION 4.16    Insurance.    Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (a) all insurance policies maintained by Gold and the Gold Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of Gold reasonably has determined to be prudent in accordance with industry practices or as is required by law or regulation, and all premiums due and payable thereon have been paid; and (b) neither Gold nor any Gold Subsidiary is in breach or default of any of the insurance policies, and neither Gold nor any Gold Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

        SECTION 4.17    Contracts.

          (a)   For the purposes of this Agreement, "Gold Material Contract" means the Contract set forth on Section 4.17 of the Gold Disclosure Letter.

          (b)   Neither Gold, Holdco, Sub nor any of their respective Subsidiaries is in breach of or default under the terms of any Gold Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. To the knowledge of Gold, no other party to any Gold Material Contract is in breach of or default under the terms of any Gold Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Each Gold Material Contract is a valid and binding obligation of, and enforceable in accordance with its terms against, Gold or the relevant Gold Subsidiary party thereto, as applicable, and, to the knowledge of Gold, each other party thereto and is in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect; provided, however, that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally.

        SECTION 4.18    Opinion of Financial Advisor.    Gold's board of directors has received the opinion of Credit Suisse on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Holdco Exchange Ratio, after giving effect to the aggregate Company Merger Consideration to be paid to holders of Company Shares in the Company Merger, is fair, from a financial point of view, to the holders of Gold Shares. Gold will make a true and complete copy of such opinion available to the Company, for informational purposes only, after receipt of such opinion by Gold's board of directors.

        SECTION 4.19    Gaming Approvals and Licensing Matters.    In the five (5) years prior to the date of this Agreement, none of Gold nor any of the Gold Subsidiaries, or any of their respective officers, directors or, or to the knowledge of Gold, other affiliates of Gold, has been denied a gaming license or suitability approval, by any Gaming Authority, or had any gaming license or suitability approval revoked or suspended.

        SECTION 4.20    Anti-Money Laundering and Economic Sanctions Laws.

          (a)   None of Gold, the Gold Subsidiaries, any of their respective officers, directors, employees or, to the knowledge of Gold, agents designated by Gold to act on behalf of Gold and solely when acting in such capacity (collectively, the "Gold Group," it being acknowledged and agreed that any representation or warranty in this Agreement with respect to the Gold Group shall, to the extent it applies to such agents, be deemed made to the knowledge of Gold and solely when acting in such capacity), (i) is in violation of any applicable anti-money laundering law or (ii) engages in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated in any applicable law, regulation or other binding measure implementing the "Forty Recommendations" and "Nine Special Recommendations" published by the Organization for Economic Co-operation and Development's Financial Action Task Force on Money Laundering.

          (b)   Except as otherwise authorized by OFAC, no member of the Gold Group (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Embargoed Person, (ii) deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any applicable Economic Sanctions Laws or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the applicable prohibitions set forth in any Economic Sanctions Laws.

        SECTION 4.21    FCPA and Anti-Corruption.

          (a)   No member of the Gold Group has in the five (5) years prior to the date of this Agreement, in connection with the business of Gold or any Gold Subsidiary, itself or, to the knowledge of Gold, any other third party, in each case, acting on behalf of Gold or any Gold Subsidiary, taken any action in violation of the FCPA or any Bribery Legislation.

          (b)   No member of the Gold Group is, or in the five (5) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Gold or any Gold Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

        SECTION 4.22    Customers.    To the knowledge of Gold, as of the date of this Agreement neither Gold nor any of the Gold Subsidiaries (a) has been notified in writing of any breach of any Contract with any of Gold's top ten (10) customers (the "Gold Material Customers"), measured by revenue generated in fiscal year 2013, that would be material and adverse to Gold and the Gold Subsidiaries, taken as a whole or (b) has been notified in writing by any such Gold Material Customers that it intends to terminate or otherwise materially and adversely alter the terms of its business with Gold or any of the Gold Subsidiaries, in each case, in a manner that would be material and adverse to Gold and the Gold Subsidiaries, taken as a whole. As of the date of this Agreement, neither Gold nor any of the Gold Subsidiaries has notified any such Gold Material Customers in writing of any material breach of any material Contract by such Gold Material Customers.

        SECTION 4.23    Anti-Takeover Provisions.    Assuming the accuracy of the representation contained in Section 3.02(g), Gold, Gold US Sub, Holdco and Sub have taken all actions necessary to render inapplicable to this Agreement and the Holdco Merger, and inapplicable to Holdco, Sub and Gold's share capital in connection with this Agreement and the Holdco Merger, any and all Takeover Statutes,

and no such Takeover Statute applies or will apply to Gold, Holdco, Sub, any of their respective Subsidiaries, with respect to the Holdco Merger.

        SECTION 4.24    Vote Required.    The affirmative vote of the holders of two-thirds of the Gold Shares in attendance and able to vote on first call at the Gold Shareholder Meeting ("Gold Shareholder Approval"), approval of Gold, as the sole shareholder of Holdco (the "Holdco Shareholder Approval") and approval of the sole shareholder of Sub (the "Sub Shareholder Approval") are the only votes required (under applicable Law, Gold Charter, Gold Bylaws or otherwise) of the holders of any class or series of capital stock or other equity securities of Gold, Holdco and Sub to approve, as the case may be, this Agreement, the Holdco Merger Terms and the transactions contemplated hereby (including the Mergers). The Principal Gold Shareholders will be entitled to vote all Gold Shares held by them at the Gold Shareholder Meeting, and such Gold Shares will be counted in determining whether the Gold Shareholder Approval is obtained.

        SECTION 4.25    Brokers.    No broker, finder or investment banker other than Credit Suisse is entitled to any brokerage, finder's or other fee or commission from Gold or any Gold Subsidiary in connection with the transactions contemplated by this Agreement.

        SECTION 4.26    Financing.

          (a)   Gold has delivered to the Company a true and complete copy of the executed commitment letter, dated as of the date hereof (the "Debt Commitment Letter"), subject to the terms thereof, to lend the amounts set forth therein (including any replacement or refinancing credit facilities or debt securities contemplated therein, the "Debt Financing"). Gold has also delivered to the Company true and complete copies (with the fees, economic flex terms, securities demand (other than provisions regarding the timing thereof and the result of non-compliance therewith) and other proprietary economic terms therein redacted) of any fee letter relating to the Debt Commitment Letter (any such fee letter, a "Fee Letter").

          (b)   Assuming the satisfaction of the conditions set forth in Sections 6.01 and 6.02 (other than those conditions that by their terms are to be satisfied (or if permitted, waived) at the Closing; but subject to the satisfaction (or, if applicable, waiver) of such conditions at such time), the aggregate amount of funds contemplated to be provided pursuant to the Debt Commitment Letter, together with cash on hand, is sufficient to fund all required payments, including the payment of fees and expenses, that are payable at the Closing in connection with the transactions contemplated by this Agreement, including, without limitation, the repayment of indebtedness contemplated by paragraph 2 of the Debt Commitment Letter (collectively, the "Financing Uses").

          (c)   The Debt Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended, supplemented or modified in any respect (except to the extent amended or replaced in accordance with the terms of this Agreement). The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Gold and, to the knowledge of Gold, the other parties thereto, enforceable against Gold (and, to the knowledge of Gold, such other parties) in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. As of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements (except for any Fee Letters delivered to the Company) relating to the Debt Financing and Debt Commitment Letter, except as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Gold under any term, or a failure of any condition, of the Debt Commitment Letter or otherwise result in any portion of the Debt

  Financing contemplated thereby required for the Financing Uses to be unavailable. Gold has no reason to believe that, assuming the satisfaction of the conditions set forth in Sections 6.01 and 6.02 (other than those conditions that by their terms are to be satisfied (or if permitted, waived) at the Closing; but subject to the satisfaction (or, if applicable, waiver) of such conditions at such time), it could be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by it. Gold has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter.

          (d)   Neither Gold, Holdco nor Sub has entered into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank or investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide services, including debt or equity financing, to any third party in connection with a transaction relating to the Company or the Company Subsidiaries (including in connection with the making of any Company Competing Proposal) in connection with the transactions contemplated by this Agreement.

        SECTION 4.27    Absence of Certain Arrangements.    Other than this Agreement, there are no Contracts or any commitments to enter into any Contract between Gold, Holdco, Sub or any of their respective affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Holdco Merger Surviving Company or the Company Merger Surviving Corporation after the Effective Times.

        SECTION 4.28    Acknowledgement of No Other Representations or Warranties.    Except for the representations and warranties contained in Article III, each of Gold, Holdco and Sub acknowledges and agrees that none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective assets or properties or the transactions contemplated by this Agreement. Gold, Holdco and Sub and their respective representatives have received from the Company or its representatives certain estimates, projections and other forecasts for the Company and its Subsidiaries and certain estimates, plans and budget information. Each of Gold, Holdco and Sub acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; that the Company makes no representations or warranties with respect thereto; that Gold, Holdco and Sub are familiar with such uncertainties; and that Gold, Holdco and Sub are each taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives.

ARTICLE V
COVENANTS

        SECTION 5.01    Conduct of Business Pending the Mergers.

          (a)    Conduct of Business by the Company.    The Company agrees that between the date of this Agreement and the Company Merger Effective Time, except as set forth in Section 5.01(a) of the Company Disclosure Letter, as expressly provided for, permitted or required by any other provision of this Agreement or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules or requirements of the NYSE, unless Gold shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, (x) conduct its business and operations in all material respects in the ordinary course of business and (y) use commercially reasonable efforts to (I) preserve substantially intact its business organization, keep available the services of its current officers and employees and preserve its relationships with significant Governmental Entities (including applicable Gaming Authorities), customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with it; and (II) maintain in effect all material Company Permits; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of this Section 5.01(a) shall be deemed a breach of clause (x) or clause (y) unless such action would constitute a breach of such specific provision. Without limiting the foregoing, except as set forth in Section 5.01(a) of the Company Disclosure Letter, as expressly provided for, permitted or required by any other provision of this Agreement or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules or requirements of the NYSE, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Company Merger Effective Time, do any of the following without the prior written consent of Gold (which consent shall not be unreasonably withheld, delayed or conditioned):

              (i)  amend its articles of incorporation, bylaws or equivalent organizational documents;

             (ii)  issue, sell, pledge, dispose, encumber or grant any shares of capital stock or other equity interests in the Company or any Company Subsidiary, or options, warrants or other securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other equity interests, any rights of any kind to acquire any such shares of capital stock or other equity interests or such options, warrants or other convertible or exchangeable securities or any rights relating to or based on the value of such capital stock or other equity interests, other than (A) grants of purchase rights under the Company Stock Purchase Plan (subject to Section 5.12(e)) (B) pursuant to the Retention Plan in accordance with Section 5.12(f) or (C) the issuance of Company Shares upon the exercise of Company Options or purchase rights under the Company Stock Purchase Plan, or upon the vesting and settlement of Company Stock Unit Awards, in each case, outstanding as of the date hereof or otherwise permitted to be granted hereunder;

            (iii)  sell, pledge, dispose of, transfer, lease, license or encumber any material property or material assets (other than, for the avoidance of doubt, sales, pledges, disposals, transfers, leases, licenses or encumbrances of inventory, supplies, materials, products in the ordinary course of business) of the Company and the Company Subsidiaries taken as a whole, other than pursuant to Contracts in effect on the date hereof;

            (iv)  (A) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any Company Securities (other than (I) the Company's ordinary course quarterly dividends to holders of Company Shares in a per share amount no greater than the Company's most recently declared quarterly dividend, with record and payment dates in accordance with the Company's customary dividend schedule (II) dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary and (III) the Special Dividend) (B) split, combine, reclassify or amend the terms of any shares of capital stock or other equity interests of the Company or any Company Subsidiary; or (C) redeem, purchase or otherwise acquire any shares of capital stock or other equity interests of the Company, except for any repurchases in connection with exercises of Company Options or Tax withholdings upon the vesting or payment of Company Stock Unit Awards;

             (v)  adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than a merger of one or more Company Subsidiaries with or into, or the transfer of one or more Company Subsidiaries to, one or more other Company Subsidiaries);

            (vi)  acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any person or any division or material amount of assets thereof, except with respect to acquisitions of interests in any person or any division or material amount of assets for consideration that is individually not in excess of $20 million and in the aggregate not in excess of $50 million;

           (vii)  incur any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly owned Company Subsidiary), except (A) for borrowings in the ordinary course of business under the Company's existing credit facilities, (B) Indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $20 million in the aggregate or (C) borrowings permitted pursuant to Section 5.16(b);

          (viii)  make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly owned Company Subsidiary) in excess of $20 million in the aggregate;

            (ix)  materially modify, amend, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Company Material Contract or enter into any Contract which, if entered into prior to the date hereof, would be a Company Material Contract, in each case, other than in the ordinary course of business or, for the avoidance of doubt, as permitted by any other clause of this Section 5.01(a);

             (x)  except to the extent required by Law or the terms of any Company Benefit Plan as in effect as of the date of this Agreement or as specifically contemplated by this Agreement: (A) other than in the ordinary course of business, increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) other than in the ordinary course of business, grant any rights to severance or termination pay, enter into any employment or severance agreement, or establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Plan; (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; or (D) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than at times and in amounts in the ordinary course of business, consistent with past practice;

            (xi)  change (or file a request to change) any material method of Tax accounting, any annual Tax accounting period, make, change or revoke any material Tax election, settle or compromise any material liability for Taxes or file any material amended Tax Return;

           (xii)  make any material change in accounting policies or procedures in effect as of March 29, 2014, other than as required by GAAP (or any interpretation or enforcement thereof), Regulation S-X of the Exchange Act or a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization) or applicable Law;

          (xiii)  make any capital expenditures (excluding, for the avoidance of doubt, capitalized software development costs) after the date hereof that exceed the amounts contemplated by the Company's capital expenditure budget previously made available to Gold by more than $15 million in the aggregate; provided, however, that the Company and any Company Subsidiary shall be permitted to make emergency capital expenditures in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its business in the ordinary course;

          (xiv)  waive, release, assign, settle or compromise any Proceeding, affecting the Company or any Company Subsidiary (other than any Proceeding concerning this Agreement), other than any such waiver, release, assignment, settlement or compromise of a Proceeding (a) where the amounts paid or to be paid (A) do not exceed established reserves for such Proceedings as of the date hereof by more than $15 million or (B) are funded, subject to payment of a deductible, by insurance coverage maintained by the Company or its Subsidiaries and (b) that does not include any equitable relief that would be material and adverse to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole;

           (xv)  fail to maintain insurance consistent with past practice and of a size and scope that is reasonable for the business of the Company and the Company Subsidiaries, taken as a whole; or

          (xvi)  authorize, commit to or enter into any Contract to do any of the foregoing.

  Nothing contained in this Agreement shall give Gold, Holdco or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

          (b)    Conduct of Business by Gold, Holdco and Sub.    Between the date hereof and the Company Merger Effective Time, Gold, Holdco and Sub shall not, and shall not permit any of their respective Subsidiaries or affiliates to, take or agree to take any action that would (i) be reasonably likely to have, individually or in the aggregate, a Gold Material Adverse Effect or (ii) prevent or materially delay the satisfaction of the conditions set forth in Article VI. Except as expressly set forth in Section 5.01(b) of the Gold Disclosure Letter, as provided for, permitted or required by any other provision of this Agreement or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules or requirements of the MSE, Gold shall not, and shall not permit any Gold Subsidiary to, between the date of this Agreement and the Holdco Merger Effective Time, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

              (i)  amend its articles of incorporation, bylaws or equivalent organizational documents in a manner materially adverse to the future shareholders of Holdco;

             (ii)  issue, sell, pledge, dispose, encumber or grant Gold Shares, or options, warrants or other securities convertible into, or exchangeable or exercisable for, Gold Shares, other than (x) issuances, sales, pledges, dispositions, encumbrances or grants of up to an aggregate of ten percent (10%) of the issued and outstanding Gold Shares outstanding as of the date hereof in consideration of acquisitions permitted pursuant to Section 5.01(b)(vii), (y) grants under the Gold Stock Plans in the ordinary course of business and (z) issuance of Gold Shares upon the exercise of Gold Options or the vesting or settlement of Gold Stock Unit Awards or Other Gold Equity-Based Awards, in each case outstanding as of the date hereof or otherwise permitted to be granted hereunder;

            (iii)  sell, pledge, dispose of, transfer, lease, license or encumber any assets (x) if such action would reasonably be expected to materially delay or prevent the satisfaction of any of the conditions to closing set forth in Article VI or (y) that constitute more than ten percent (10%) of the assets of Gold and the Gold Subsidiaries (based on the fair market value thereof), taken as a whole, or comprise ten percent (10%) or more of the consolidated revenues or EBITDA of Gold and the Gold Subsidiaries, taken as a whole (other than, for the avoidance of doubt, sales, pledges, disposals, transfers, leases, licenses or encumbrances of inventory, supplies, materials, products in the ordinary course of business), other than pursuant to Contracts in effect on the date hereof;

            (iv)  (x) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any Gold Securities (other than (A) Gold's ordinary course dividends to holders of Gold Shares in a per share amount no greater than Gold's most recently declared dividend, with record and payment dates in accordance with Gold's customary dividend schedule and (B) dividends paid by a wholly owned Gold Subsidiary to Gold or another wholly owned Gold Subsidiary) (y) split, combine, reclassify or amend the terms of any shares of capital stock or other equity interests of Gold or any Gold Subsidiary; or (z) redeem, purchase or otherwise acquire any shares of capital stock or other equity interests of Gold, except for repurchases of Gold Shares of an employee prior to the lapse of any vesting period upon termination of such employee's employment and any other repurchases in connection with the exercises of Gold Options or Tax withholdings on the vesting or payment of Gold Stock Unit Awards or any other Gold Stock Plans;

             (v)  adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Gold or any Gold Subsidiary (other than a merger of one or more Gold Subsidiaries with or into, or the transfer of one or more Gold Subsidiaries to, one or more other Gold Subsidiaries and other than in furtherance of the consummation of the transactions contemplated by this Agreement or otherwise not materially adverse to the shareholders of Holdco);

            (vi)  incur any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly owned Gold Subsidiary) except (x) as contemplated by the Debt Commitment Letter or any New Debt Commitment Letter, (y) for borrowings in the ordinary course of business or (z) for borrowings in respect of acquisitions permitted pursuant to Section 5.01(b)(vii);

           (vii)  merge or consolidate with any other person or acquire a material amount of the stock or assets of any other person or effect any business combination, recapitalization or similar transaction (other than the transactions contemplated by this Agreement) (x) if such action would reasonably be expected to materially delay or prevent the satisfaction of any of the conditions to closing set forth in Article VI or (y) for consideration that is individually or in the aggregate in excess of the fair market value of ten percent (10%) of the assets of Gold and the Gold Subsidiaries, taken as a whole, or assets comprising ten percent (10%) or more of the consolidated revenues or EBITDA of Gold and the Gold Subsidiaries, taken as a whole, measured as of the date hereof;

          (viii)  make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly owned Gold Subsidiary) in excess of the fair market value of ten percent (10%) of the assets of Gold and the Gold Subsidiaries, taken as a whole, or assets comprising ten percent (10%) or more of the consolidated revenues or EBITDA of Gold and the Gold Subsidiaries, taken as a whole, measured as of the date hereof;

            (ix)  enter into any Contract involving consideration in excess of $500,000 and that would be required to be disclosed by Gold pursuant to Item 404 of Regulation S-K under the Securities Act if Gold were subject to such disclosure obligation; or

             (x)  authorize, commit to or enter into any Contract to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Gold prior to the Holdco Merger Effective Time. Prior to the Holdco Merger Effective Time, Gold shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

        SECTION 5.02    Agreements Concerning Gold US Sub, Holdco and Sub.

          (a)   Gold US Sub hereby unconditionally and irrevocably guarantees the due, prompt and faithful payment by Gold of all of the amounts required to be paid by them pursuant to this Agreement in accordance with the terms of this Agreement. To the extent Gold fails to pay: (a) any undisputed amounts required to be paid pursuant to this Agreement or (b) any amount due under a final and nonappealable court order of a court of competent jurisdiction when due, Gold US Sub shall make such payment within five Business Days of the Company's written demand.

          (b)   Gold hereby guarantees the due, prompt and faithful payment, performance and discharge by Holdco and Sub of, and the compliance by Holdco and Sub with, all of the covenants, agreements, obligations and undertakings of Holdco and Sub to be performed at or prior to the Company Merger Effective Time under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Holdco and Sub hereunder.

          (c)   Holdco shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Sub in accordance with applicable Law and the articles of incorporation and bylaws of Sub. Prior to the Effective Times, Gold shall take all necessary actions to ensure that the shareholders of Holdco provide promptly all necessary consents and approvals with respect to this Agreement and the consummation of the Mergers and the other transactions contemplated hereby.

          (d)   During the period from the date of this Agreement through the Company Merger Effective Time, Holdco and Sub shall not, and Gold shall not permit Holdco or Sub to, engage in any activity of any nature except (i) as provided in or expressly contemplated by this Agreement, or (ii) with the Company's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and in connection with the consummation of the transactions contemplated by this Agreement.

        SECTION 5.03    No Solicitation by Company; Change of Company Recommendation.

          (a)   Subject to Section 5.03(b), (i) the Company shall, and shall cause the Company Subsidiaries to, and shall direct its and their directors, officers, investment bankers, financial advisors, counsel and other representatives (collectively, the "Company Representatives") to, immediately cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Company Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Competing Proposal, and (ii) from the execution of this Agreement until the Company Merger Effective Time, the Company shall not, shall cause the Company Subsidiaries to not, and shall not direct or authorize any Company Representative to, (A) initiate, solicit or knowingly facilitate or encourage, directly or indirectly, the submission of any inquiries regarding, or the making of any proposal or offer that constitutes a Company Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any third person in connection with, for the purpose of encouraging or facilitating, or in response to, a Company Competing Proposal, (C) participate in any discussions or negotiations with respect to any Company Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Competing Proposal; provided, however, that the Company may ascertain facts from the party making such Company Competing Proposal for the sole purpose of the Company board of directors informing itself about the Company Competing Proposal and the party making it, (D) waive, terminate, modify or release any person (other than Gold, Holdco, Sub and their respective affiliates) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation or (E) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Company Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement. Promptly following execution of this Agreement, the Company shall request the prompt return or destruction of all confidential information previously furnished to any person in connection with a potential Company Competing Proposal and terminate all physical and electronic dataroom access previously granted to any such person or its representatives.

          (b)   Notwithstanding anything to the contrary contained in Section 5.03(a), if, at any time following the execution of this Agreement and prior to the Company obtaining the Company Stockholder Approval, (i) the Company has received a bona fide written Company Competing Proposal, which Company Competing Proposal did not result from any breach of this Section 5.03 (it being agreed that the board of directors of the Company may correspond in writing with any person making such a written Company Competing Proposal solely to request clarification of the terms and conditions thereof so as to determine whether such Company Competing Proposal constitutes or would reasonably be expected to lead to, after the taking of the actions referred to in either of clause (A) and (B) below, a Superior Proposal), and (ii) the Company's board of directors determines in good faith, after consultation with its outside financial advisors and outside counsel, that such Company Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may, subject to compliance with this Section 5.03, (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Competing Proposal and its representatives and (B) participate in discussions or negotiations with the person making such Company Competing Proposal and its representatives regarding such Company Competing Proposal; provided, however, that the Company (x) will not, will not permit or authorize the Company Subsidiaries to and will instruct the Company Representatives not to, disclose any information to such person without first entering into an Acceptable Confidentiality Agreement with such person and (y) will as promptly as practicable (and in any event within 24 hours thereafter) provide to Gold any material information concerning the Company or the Company Subsidiaries provided or made available to such other person (or its representatives) that was not previously provided or made available to Gold. The Company will promptly advise Gold in the event the Company, any Company Subsidiary or any Company Representative receives a Company Competing Proposal and shall (1) provide to Gold a summary of the material terms and conditions of such Company Competing Proposal or the nature of the request for nonpublic information (including the identity of the person making the Company Competing Proposal or request for nonpublic information) and (2) keep Gold reasonably informed of any material change to the material terms or conditions thereof. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any confidentiality or similar agreement with any person that prohibits the Company from providing to Gold any of the information required to be provided to Gold under this Section 5.03 within the time periods contemplated hereby.

          (c)   Except as set forth in Section 5.03(d) or 5.03(e), neither the Company's board of directors nor any committee thereof shall (i) authorize, approve or recommend, or publicly propose to authorize, approve or recommend, any Company Competing Proposal, (ii) withhold, qualify or withdraw (or modify or amend in a manner adverse to Gold), or publicly propose to withhold, qualify or withdraw (or modify or amend, in a manner adverse to Gold, the Company Recommendation (any action set forth in the foregoing clauses (i) or (ii), a "Change of Company

  Recommendation") or (iii) execute or enter into, or cause or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Company Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (each a "Company Acquisition Agreement").

          (d)   Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the board of directors of the Company may:

              (i)  (I) make a Change of Company Recommendation or (II) cause the Company to enter into a Company Acquisition Agreement with respect to a Superior Proposal not solicited in violation of this Section 5.03 and terminate this Agreement pursuant to Section 7.01(g)(ii), if (A) a bona fide, written Company Competing Proposal is made to the Company by a third person, and such Company Competing Proposal is not withdrawn, and the Company's board of directors determines in good faith, after consultation with its outside financial advisors and outside counsel, that such Company Competing Proposal constitutes a Superior Proposal, (B) the Company did not breach this Section 5.03, (C) the Company provides Gold a four (4) Business Day prior written notice of its intention to take such action (a "Notice of Change of Recommendation"), which notice shall include the identity of the person making such Superior Proposal and the material terms and conditions of such Superior Proposal and, if applicable, shall attach the proposed definitive agreement providing for such Superior Proposal (it being agreed that, in each case, neither the delivery of such notice by the Company nor any public announcement thereof that the Company's board of directors determines in good faith, after consultation with outside counsel, that it is required to make under applicable Law shall constitute a Change of Company Recommendation), (D) the Company has negotiated, and has caused the Company Representatives to negotiate in good faith with Gold with respect to any changes to the terms of this Agreement proposed by Gold for at least four (4) Business Days following receipt by Gold of such Notice of Change of Recommendation (it being understood and agreed that, in the case of any Notice of Change of Recommendation delivered in connection with a Company Competing Proposal, any amendment to any material term of such Company Competing Proposal shall require a new Notice of Change of Recommendation and an additional three (3) Business Day period from the date of such notice), and (E) taking into account any changes to the terms of this Agreement proposed by Gold to the Company, the Company's board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Competing Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Gold were to be given effect.

             (ii)  (I) make a Change of Company Recommendation in response to a Company Intervening Event if (A) the Company provides Gold a four (4) Business Day prior written notice of its intention to take such action (a "Notice of Change of Recommendation"), which notice shall specify, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Company Intervening Event) (it being agreed that, in each case, neither the delivery of such Notice of Change of Recommendation by the Company nor any public announcement thereof that the Company's board of directors determines in good faith, after consultation with outside counsel, that it is required to make under applicable Law shall constitute a Change of Company Recommendation), (B) the Company has negotiated, and has caused the Company Representatives to negotiate in good faith with Gold with respect to any changes to the terms of this Agreement proposed by Gold for at least four (4) Business Days following receipt by Gold of such Notice of Change of Recommendation, and (C) taking into account any changes to the terms of this Agreement proposed by Gold to the Company, the Company's board of directors has determined in good faith after consultation with the Company's outside legal counsel that the failure to take such action would reasonably be likely to be inconsistent with the fiduciary duties of the members of the Company's board of directors under applicable Law.

          (e)   Nothing contained in this Section 5.03 shall prohibit the Company or the Company's board of directors from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company's board of directors determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 5.03 (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company's board of directors of a "stop, look and listen" statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation).

        SECTION 5.04    Gold Board Recommendation; No Solicitation by Gold.

          (a)   (i) Gold shall, and shall cause its Subsidiaries and Gold Representatives to, cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Gold Competing Proposal and (ii) from the execution of this Agreement until the Holdco Merger Effective Time, Gold shall not, shall cause the Gold Subsidiaries to not, and shall not direct any Gold Representative to, (A) initiate, solicit or knowingly encourage the submission of any Gold Competing Proposal, (B) furnish any nonpublic information regarding Gold or any Gold Subsidiary to any third person in connection with or in response to a Gold Competing Proposal or (C) participate in any discussions or negotiations with respect to any Gold Competing Proposal. Gold shall promptly advise the Company of any Gold Competing Proposal, provide to the Company a reasonably detailed summary of the material terms and conditions of such Gold Competing Proposal and keep the Company reasonably informed of any material change to the material terms or conditions of any such Gold Competing Proposal (including the identity of any person making such Gold Competing Proposal).

          (b)   The Gold board of directors has reached the conclusion that, taking into account the current circumstances, the Holdco Merger is fair to the shareholders of Gold from a financial point of view and will propose the Holdco Merger for approval at the Gold Shareholder Meeting.

        SECTION 5.05    Registration Statements; Gold Information Document; Proxy Statement; NYSE Listing Application; Holdco Filings; Gold Filings; Meetings.

          (a)   As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Gold shall jointly prepare the Proxy Statement, (ii) Holdco shall prepare and file with the SEC a registration statement on Form S-4 or F-4, as applicable (together with all amendments thereto, the "Registration Statement"), in connection with the registration under the Securities Act of the Holdco Shares to be issued to the holders of Gold Shares and Company Common Stock, as applicable, in connection with the Mergers, and in which the Proxy Statement will be included as a prospectus, (iii) Gold shall prepare, file and publish in accordance with applicable Law an information document relating to the Gold Shareholder Meeting (together with any amendments thereof or supplements thereto, the "Gold Information Document", it being understood and agreed that the Gold Information Document and all other documents required under Italian law (such as the plan of merger) to effect the transactions contemplated hereby, including obtaining the Gold Shareholder Approval and completing the Holdco Merger, shall comply with Italian law and the parties shall cooperate in good faith to ensure that the intent of the parties, as set forth in this Agreement, is reflected as nearly as possible in such other documents), (iv) Holdco shall prepare and file with the NYSE a listing application (the "NYSE Listing Application") for the listing of the Holdco Shares on the NYSE; (v) Holdco shall prepare and file with the Registrar of Companies in England and Wales (the "Registrar") the Holdco Merger Terms, with any other customary terms approved with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) in compliance with Regulation 7 of the UK Merger Regulations and a report from the directors of Holdco compliant with Regulation 8 of the UK Merger Regulations, which shall have been approved by the Holdco board of directors in accordance with the Laws of England and Wales, and which filing shall be made in sufficient time for a notice of receipt of the documents to be published in the London Gazette by the Registrar not later than thirty (30) days prior to the date of the Gold Shareholder Meeting; and (vi) Gold shall prepare and file with Gold's Companies Register: (x) the Holdco Merger Terms, with any other customary terms approved with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) in compliance with the Laws of Italy, (y) a report of the Gold board of directors, compliant with the Laws of Italy, and (z) the Gold Expert Report, which shall have been approved by the Gold board of directors as provided by the Laws of Italy. Gold, Holdco and the Company shall provide each other with a reasonable opportunity to review and comment on such documents and any amendment or supplement thereto (which comments shall be reasonably considered) prior to their filing. No filing of, or amendment or supplement to, such documents shall be made by Gold, Holdco or the Company, as applicable, without the prior consent of Gold and the Company, as applicable (which shall not be unreasonably withheld, delayed or conditioned). Subject to Section 5.03, the Proxy Statement shall include the Company Recommendation. Each of Gold, Holdco, Sub and the Company shall cooperate in the preparation of the Registration Statement, the Gold Information Document and the NYSE Listing Application, and shall furnish all information concerning Gold, Holdco, Sub and the Company, as applicable, and their respective affiliates and holders of shares and provide such other assistance that is reasonably requested or necessary or appropriate in connection with the preparation, filing and distribution of such documents. Each of Gold and the Company shall use commercially reasonable efforts to cause to be delivered to Holdco and each other a "comfort letter" of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Registration Statement becomes effective. The parties shall use their respective reasonable best efforts to (i) cause the Registration Statement to become effective as promptly as practicable following such filing (including by responding to comments of the SEC) and to keep the Registration Statement effective as long as is necessary to consummate the Mergers and the other transactions contemplated hereby, (ii) satisfy prior to the effective date of the Registration Statement any applicable foreign or state securities laws in connection with the issuance of Holdco Shares pursuant to the Mergers (iii) cause the Proxy Statement to be cleared by the SEC as promptly as reasonably practicable, and (iv) prepare, file and obtain any necessary approvals of the Gold Information Document, in each case as promptly as reasonably practicable. Gold, Holdco and the Company shall notify each other promptly of the receipt of any comments from the SEC or its staff or any written comments from any other Governmental Entity and of any request by the SEC or its staff or any written request by any other Governmental Entity for amendments or supplements to the Registration Statement, the Proxy Statement or the Gold Information Document, or for additional information, and will supply each other with copies of all correspondence between Holdco or the Company, as applicable, and the SEC or its staff or any other Governmental Entity with respect to the Registration Statement, the Proxy Statement, the Gold Information Document or the transactions contemplated by this Agreement.

          (b)   If at any time prior to the Company Merger Effective Time any information relating to Gold, Holdco, Sub or the Company, or any of their respective affiliates, officers or directors, should be discovered by Gold, Holdco, Sub or the Company which should be set forth in an amendment or supplement to any of the Registration Statement, the Proxy Statement or the Gold Information Document, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and the parties shall cooperate as appropriate to prepare and promptly file an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of Gold or the Company, as applicable. Nothing in this Section 5.05(b) shall limit the obligations of any party under Section 5.05(a).

          (c)   Gold, Holdco and the Company shall provide each other with a reasonable opportunity to review and comment on such documents and any amendment or supplement thereto prior to their filing. No filing of, or amendment or supplement to, such documents shall be made by Gold, Holdco or the Company, as applicable, without the prior consent of Gold and the Company, as applicable (which shall not be unreasonably withheld, delayed or conditioned).

          (d)   Holdco shall promptly advise Gold and the Company when the Registration Statement has become effective and of any supplements or amendments thereto. Subject to Section 5.05(f), the Company shall, as promptly as reasonably practicable after (i) the Registration Statement is declared effective in accordance with Section 5.05(a), (ii) the SEC (or the staff of the SEC) confirms that it has no further comments to the Proxy Statement and (iii) the earlier to occur of (A) the expiration of the ten (10)-Business Day period contemplated by Section 7.01(k) without exercise of Gold's right to terminate this Agreement pursuant to Section 7.01(k) or (B) the receipt by the Company of an irrevocable waiver by Gold in writing of its right to terminate this Agreement pursuant to Section 7.01(k), distribute the Proxy Statement to its stockholders and duly call, give notice of and mail the Proxy Statement to the holders of Company Common Stock as of the record date established for, convene and hold a meeting of its stockholders (the "Company Stockholder Meeting"). Subject to Section 5.03, the Company's board of directors shall recommend that the Company's stockholders approve this Agreement (the "Company Recommendation"), and the Company shall, unless there has been a Change of Company Recommendation as permitted by this Agreement, use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement, and to take all other action reasonably necessary or advisable to secure the Company Stockholder Approval.

          (e)   Gold shall, in accordance with all applicable rules and regulations of the MSE and Italian Law, call and hold an extraordinary general meeting of its shareholders (the "Gold Shareholder Meeting"), for the purpose of obtaining the Gold Shareholder Approval as promptly as practicable, and shall submit the Holdco Merger Terms and the transactions contemplated hereby and thereby to the shareholders of Gold at the Gold Shareholder Meeting for the purpose of obtaining the Gold Shareholder Approval. Gold shall use reasonable best efforts to obtain the Gold Shareholder Approval, and shall propose the Holdco Merger for approval at the Gold Shareholder Meeting. Gold shall file the Gold Shareholder Approval with Gold's relevant Companies Register promptly following the approval of the Holdco Merger Terms by its shareholders.

          (f)    Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to hold the Company Stockholder Meeting prior to the fifteenth (15th) Business Day following the end of the withdrawal period for rescission rights held by Gold shareholders in accordance with Italian Law (and shall be entitled to mail the Proxy Statement a customary amount of time prior to the Company Stockholder Meeting).

          (g)   Gold shall use reasonable best efforts to avoid, or obtain the early termination of, the right of creditors of Gold to exercise creditor opposition rights under the Laws of Italy, and shall take any other actions necessary or advisable to resolve any exercise of such rights as promptly as practicable.

          (h)   Holdco and Gold will use commercially reasonable efforts to take all necessary steps so as to ensure that the issuance and subsequent trading of Holdco Shares do not attract a charge to stamp duty or stamp duty reserve tax in the United Kingdom, provided, however, that Holdco and Gold shall be treated as having so used commercially reasonably efforts for purposes of this Section 5.05(h) so long as the Holdco Shares are put into a clearance system or depositary receipts system, including the Depository Trust Company.

        SECTION 5.06    Access to Information.    From the date of this Agreement to the Company Merger Effective Time, Gold and the Company shall, and shall cause each of their respective Subsidiaries, Company Representatives and Gold Representatives, as applicable, to: (i) provide to each other and their respective representatives reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by it, upon prior written notice, and to its officers, employees, properties, offices, other facilities and books and records; and (ii) furnish promptly such information concerning its business, properties, contracts, assets and liabilities as Gold or the Company or their respective representatives may reasonably request; provided, however, that Gold and the Company shall not be required to (or to cause any of their respective Subsidiaries to) afford such access or furnish such information (x) to the extent that it believes in good faith that doing so would: (A) result in the loss of attorney-client privilege; (B) violate any of its obligations with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which it is party; or (C) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law) (it being agreed that the Company and Gold shall use their respective reasonable best efforts to take any reasonable action to reduce the scope of or eliminate the applicable restriction) or (y) if the Company or any of its affiliates, on the one hand, and Gold or any of its affiliates, on the other hand, are adverse parties in any Proceeding, any information that is reasonably pertinent thereto; provided, further, that the Company shall use such access and information solely for the purpose of reasonably verifying the accuracy of Gold's representations and warranties and compliance with the terms of this Agreement. Gold and the Company shall, and shall cause each of their respective Subsidiaries and their respective Representatives to, hold all information provided or furnished pursuant to this Section 5.06 confidential in accordance with the terms of the Confidentiality Agreement.

        SECTION 5.07    Appropriate Action; Consents; Filings.

          (a)   Subject to Section 5.03, and otherwise on the terms and subject to the conditions set forth in this Agreement, each of Gold, Holdco and the Company shall (and shall cause each of their respective affiliates to) use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to consummate and make effective the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied, in each case as promptly as practicable. Without limiting the generality of the foregoing, but subject to the other terms and conditions set forth in this Agreement, each of Gold, Holdco and the Company shall (and shall cause each of their respective affiliates to) use its reasonable best efforts to (i) promptly obtain all actions or nonactions, consents, licenses, permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary in connection with the consummation of the transactions contemplated hereby, including any certifications or orders from the High Court of England and Wales, Italian notary public and competent Italian court, (ii) as promptly as practicable, (and, in the case of the HSR Act, in any event within ten (10) Business Days after the date hereof), make all registrations and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with any Governmental Entity or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the filings required of them or their "ultimate parent entities" under the HSR Act, but excluding any filings or notifications with respect to any Gaming Laws, which shall be governed by Section 5.07(a)(iii), (iii) file all notifications required under any Gaming Law and all notifications under any other Antitrust Law, in each case with respect to this Agreement and the transactions contemplated hereby, including the Mergers (including all required initial applications and documents in respect of officers and directors and affiliates in connection with obtaining the Gaming Approvals (and where appropriate indications of further information to come by supplementary filing)) as soon as reasonably practicable (and in any event within sixty (60) days following the date hereof with respect to any Gaming Approvals or other applicable approvals), (iv) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order with respect thereto, and (vi) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby.

          (b)   Notwithstanding anything to the contrary in Section 5.07(a), Gold, Holdco and Sub agree to take (and to cause their affiliates to take) promptly any and all steps necessary or advisable to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws or Gaming Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity or any Gaming Authority, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including accepting operational restrictions or limitations and committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale, license, disposition or holding separate of such assets or businesses as are required (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity) in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any order, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. Further, and for the avoidance of doubt, each of Gold, Holdco and Sub shall take (and shall cause each of its affiliates to take) any and all actions necessary or advisable in order to ensure that (x) no requirement for any non-action by or consent or approval of the Antitrust Division, the FTC or other foreign or U.S. Governmental Entity with respect to any Antitrust Laws, or of any Gaming Authority with respect to any Gaming Laws, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding with respect to any Antitrust Laws or Gaming Laws, and (z) no other matter relating to any Antitrust Laws or Gaming Laws would prevent or materially delay the consummation of the transactions contemplated by this Agreement.

          (c)   Without limiting the generality of anything contained in this Section 5.07, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the transactions contemplated by this Agreement (in the case of any request, inquiry, investigation, action or legal proceeding relating to any Gaming Approval, to the extent material); (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties, and if in writing, promptly furnish the outside legal counsel for the other parties with copies of (or, in the case of oral communications, advise as to the contents of) any communication (in the case of any communication to or from any Gaming Authority, to the extent material) to or from the FTC, the Antitrust Division, any Gaming Authority or any other Governmental Entity regarding the transactions contemplated by this Agreement. Each party hereto will consult and cooperate with the other parties and will consider in good faith and in advance the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will, upon reasonable request, permit authorized representatives of the other parties to be present at each telephonic or in-person meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance (and consider in good faith any comments made by others) in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding (in the case of any such document, opinion or proposal related to any Gaming Approval, to the extent material, and in any case other than any entity or individual applications for Gaming Approvals or with respect to any private or personal information pertaining to any individual with respect to any of the foregoing under Gaming Laws or in connection with any Gaming Approval). Gold, Holdco, and the Company agree that Gold shall, on behalf of the parties, control strategy and all communications (other than required filings and investigative responses) relating to obtaining all consents required under any Antitrust Laws, provided that the parties shall consult and cooperate with one another as provided in this Section 5.07(c). Each party hereto may, as each deems advisable and necessary, reasonably designate any competitively sensitive information provided to the other under this Section 5.07(c) as "outside counsel only." Such materials and information contained therein shall be given only to the outside legal counsel for the other parties and will not be disclosed by such outside legal counsel to employees, officers, or directors of the receiving parties unless express permission is obtained in advance from the disclosing party; provided, however, that materials provided pursuant to this Section 5.07(c) may be redacted (i) to remove references to the valuation of the Company, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

        SECTION 5.08    Financing.

          (a)   Gold shall use its reasonable best efforts to arrange and obtain the Debt Financing on or prior to the Closing Date on the terms and conditions (including the "flex" provisions) described in the Debt Commitment Letter (which, for purposes of this Section 5.08, shall include any Fee Letter), including using reasonable best efforts to (i) satisfy on a timely basis all conditions and covenants applicable to Gold and in its control in the Debt Commitment Letter, (ii) enter into definitive agreements with respect thereto on the terms and conditions (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the flex provisions contained in any Fee Letter) no less favorable to Gold and the Company, taken as a whole, than those contemplated by the Debt Commitment Letter, including for the avoidance of doubt the "flex" provisions of any Fee Letter, and which terms and conditions will not expand the conditions to the Closing to the funding on the Closing Date of the Debt Financing in a manner that could delay or prevent or the funding thereof, and (iii) enforce its rights under the Debt Commitment Letter and, if applicable, the definitive agreements with respect thereto. Gold shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendment or modification would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing in a manner that would adversely impact the ability of Gold, Holdco or Sub to consummate the Mergers or to provide for the Financing Uses, (ii) impose new or additional conditions in a manner that would adversely impact the ability of Gold, Holdco or Sub to obtain the Debt Financing or (iii) make it less likely that the Debt Financing would be funded. Gold shall use its reasonable best efforts to maintain in effect the Debt Commitment Letter (including any definitive agreements relating thereto) until the transactions contemplated by this Agreement are consummated; provided that, subject to the limitations set forth in Section 5.08(b), Gold may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof and may otherwise amend, modify or restate the Debt Commitment Letter in any manner not inconsistent with this paragraph.

          (b)   In no event shall Gold or any of its affiliates (i) award any agent, broker, investment banker, financial advisor or other firm or person any financial advisory role on an exclusive basis, or (ii) engage any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis, in the case of clauses (i) and (ii) in connection with the Mergers or the other transactions contemplated hereby.

          (c)   If any portion of the Debt Financing expires or otherwise becomes unavailable on the terms and conditions (including any "flex" provisions) contemplated in the Debt Commitment Letter, Gold shall, as promptly as practicable following the occurrence of such event, use its reasonable best efforts to arrange and obtain a new debt commitment letter (a "New Debt Commitment Letter") and related fee letter (with the fees, economic flex terms, securities demand (other than provisions regarding the timing thereof and the result of non-compliance therewith) and other proprietary economic terms therein redacted) (a "New Fee Letter") from the same sources or alternative sources providing for debt financing in an amount sufficient to satisfy the Financing Uses, on terms and conditions (including any "flex" provisions) that are at least as favorable, with respect to enforceability, financing structure and conditionality, to Gold and the Company in the aggregate as those contained in the Debt Commitment Letter. Gold shall deliver to the Company true, correct and complete copies of any New Debt Commitment Letter and New Fee Letter. In the event Gold enters into any such New Debt Commitment Letter, (i) any reference in this Agreement to the "Debt Financing" shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the "Debt Commitment Letter" shall be deemed to include the Debt Commitment Letter and any Fee Letter to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.

          (d)   Gold shall keep the Company reasonably informed as promptly as practicable of the status of its efforts to arrange the Debt Financing and promptly provide copies of all initial drafts and substantially final drafts of documents provided to or from the lenders or otherwise related to the Debt Financing to the Company. Without limiting the generality of the foregoing, Gold shall (i) furnish the Company complete, correct and executed copies of any amendments to the Debt Commitment Letter promptly upon their execution, (ii) give the Company prompt notice of any breach or threatened breach by any party of the Debt Commitment Letter, or of any condition not likely to be satisfied, in each case of which Gold, Holdco or Sub becomes aware, and of any termination or threatened termination thereof, and (iii) promptly provide the Company with any additional information reasonably requested by the Company from time to time relating to Gold's efforts to arrange the Debt Financing.

          (e)   Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries and use reasonable best efforts to cause the Company Representatives to, provide to Gold all cooperation reasonably requested by Gold in connection with the Debt Financing, including using reasonable best efforts to (i) participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assist with the preparation of customary materials for rating agency presentations, offering documents, consent solicitation statements and/or tender offer documentation, private placement memoranda, bank information memoranda, prospectuses and similar documents, (iii) execute and deliver customary definitive financing documents and closing documents, including secretary's certificates, corporate documents or evidence of authorization, in each case to be effective as of the Company Merger Effective Time, but, for the avoidance of doubt, no solvency certificate, (iv) furnish Gold and the Financing Sources with customary financial and other pertinent information regarding the Company as may be reasonably requested by Gold, including, without limitation, all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act, to consummate the offerings of any debt securities contemplated by the Debt Commitment Letter; provided, however, that the Company shall not be required to furnish any such financial statements or financial data prior to the date the Company is required to file such financial statements and financial data with the SEC, (v) obtain customary accountants' comfort letters, authorization letters to Financing Sources with respect to the absence of material non-public information and legal opinions as reasonably requested by Gold, (vi) furnish Gold with reasonable documents or other information required by the Financing Sources with respect to the Debt Financing under applicable "know your customer" and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2011, in each case, at least three (3) Business Days prior to the Closing if such information was requested at least ten (10) days prior to the Closing, (vii) cooperate with the customary marketing efforts of Gold and its Financing Sources for all or any portion of the Debt Financing or any New Debt Commitment, (viii) cooperate with the Financing Sources' customary securities underwriting and secured lending due diligence investigation, to the extent customary and reasonable, (ix) cooperate with Gold in any consent solicitation or offer process involving the Company's existing publicly traded debt securities (including, without limitation, by assisting with the launch of consent solicitations with respect to such securities and/or offering to purchase such securities), in each case, solely to the extent any such process is managed by and paid for by Gold and (x) otherwise take reasonable actions within its control to cooperate in satisfying the conditions precedent set forth in any definitive document related to the Financing; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; provided, further, that neither the Company nor any of its Subsidiaries shall be required to commit to take any action or otherwise bind the Company or any of its Subsidiaries in any way to any obligation under an agreement or document related to the Debt Financing that is (a) not contingent upon the Closing (including the entry into any purchase agreement) or that would be effective prior to the Company Merger Effective Time or (b) prohibited by applicable Law. None of the Company or any of its Subsidiaries shall be required to pay any commitment fee or other similar fee or make any other payment other than reasonable out-of-pocket costs or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Company Merger Effective Time. Gold shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 5.08(e)) and any information utilized in connection therewith (other than historical information relating to the Company or the Company Subsidiaries); in each case, except to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties are suffered or incurred as a result of the Company's, the Company Subsidiaries' or the Company Representatives' gross negligence, or willful misconduct, as applicable. Notwithstanding anything to the contrary, the condition set forth in Section 6.02(b), as it applies to the Company's obligations under this Section 5.08(e), shall be deemed satisfied unless the Debt Financing (or any alternative financing) has not been obtained primarily as a result of the Company's or its Subsidiaries' willful breach of their obligations under this Section 5.08(e). Gold shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation.

          (f)    The Company shall deliver all customary notices and take all other reasonable actions solely in the Company's control required to cause, and shall use commercially reasonable efforts to otherwise effect, the repayment in full on the Closing Date (or in the case of letters of credit, cash collateralization, to the extent that Gold shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, and the termination on the Closing Date of, that certain Amended and Restated Credit Agreement, dated April 23, 2013, among the Company, as borrower, the lenders party thereto and The Royal Bank of Scotland Plc, as administrative agent (it being understood that the payment of such amounts and the provision of any cash collateral or backstop or replacement letters of credit shall be made or provided by Gold).

          (g)   The Company hereby consents to the use of its and the Company's Subsidiaries' logos in connection with the Debt Financing; provided, that, such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary or any of their respective products, services, offerings or intellectual property rights.

        SECTION 5.09    Certain Notices.    Subject to applicable Laws and the instructions of any Governmental Entity as well as the limitations set forth in Section 5.06(c) with respect to information sharing in connection with filings related to Gaming Approvals, each of the Company, Holdco and Gold shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of material notices or other communications received by Gold, Holdco, Sub or the Company, as the case may be, or any of its Subsidiaries, from any third person and/or any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement.

        SECTION 5.10    Public Announcements.    The initial press release issued by Gold and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release, and thereafter Gold and the Company shall consult with each other before issuing, and, to the extent practicable, give each other a reasonable opportunity to review and comment on, any press release or other public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, fiduciary duties or by obligations pursuant to any listing agreement with the NYSE or the MSE, as applicable, or by any Governmental Entity with jurisdiction over such party. For the avoidance of doubt, the provisions of this Section 5.10 do not apply to (i) any announcement, document or publication in connection with a Company Competing Proposal, Superior Proposal or Change of Company Recommendation or (ii) any disclosure by the Company or Gold of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Mergers or the transactions contemplated by this Agreement.

        SECTION 5.11    Directors & Officers Indemnification and Insurance.

          (a)   From and after the Company Merger Effective Time, each of the Holdco Merger Surviving Company and the Company Merger Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Holdco Merger Surviving Company or the Company Merger Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director, officer and employee of the Company or any Company Subsidiary against any costs or expenses (including reasonable attorneys' fees), judgments, settlement amounts, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such person's service as a director, officer or employee of the Company or any Company Subsidiary or services performed by such persons at the request of the Company or any Company Subsidiary at or prior to the Company Merger Effective Time, whether asserted or claimed prior to, at or after the Company Merger Effective Time, including the transactions contemplated by this Agreement, and including any expenses incurred in enforcing such person's rights under this Section 5.11.

          (b)   For not less than six (6) years from and after the Company Merger Effective Time, the articles of incorporation and bylaws of the Company Merger Surviving Corporation and each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company and the Company Subsidiaries for periods at or prior to the Company Merger Effective Time than are set forth in the Company Charter, the Company Bylaws or the equivalent organizational documents of any Company Subsidiary as of the date hereof, except as may be required by applicable Law. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Company Merger Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Company Merger Effective Time.

          (c)   For the benefit of the Company's present and former directors and officers, the Company shall be permitted, prior to the Company Merger Effective Time, and if the Company fails to do so, the Holdco Merger Surviving Company shall cause the Company Merger Surviving Corporation, to obtain and fully pay the premium for a directors' and officers' liability insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Company Merger Effective Time for events occurring prior to the Company Merger Effective Time (the "Company D&O Insurance") that is no less favorable in the aggregate than the Company's existing policy, and that has a cost not in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement for the Company D&O Insurance in place in effect as of the date hereof. If the Company and the Company Merger Surviving Corporation for any reason fail to obtain such "tail" insurance policy as of the Company Merger Effective Time, the Company Merger Surviving Corporation shall, and the Holdco Merger Surviving Company shall cause the Company Merger Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Company Merger Effective Time the Company D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company's existing policies as of the date hereof, or the Company Merger Surviving Corporation shall, and the Holdco Merger Surviving Company shall cause the Company Merger Surviving Corporation to, purchase comparable Company D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company's existing policies as of the date hereof; provided, however, in no event shall the Holdco Merger Surviving Company or the Company Merger Surviving Corporation be required to pay an annual premium for the Company D&O Insurance that is in excess of 300% of the annual premium paid as of the date hereof by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company Merger Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (d)   For six (6) years from and after the Holdco Merger Effective Time, each of the Holdco Merger Surviving Company or one of its Subsidiaries, to the extent required by applicable Law, will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Holdco Merger Surviving Company or one of its Subsidiaries shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director, officer and employee of Gold or any Gold Subsidiary against any costs or expenses (including reasonable attorneys' fees), judgments, settlement amounts, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such person's service as a director, officer or employee of Gold or any Gold Subsidiary or services performed by such persons at the request of Gold or any Gold Subsidiary at or prior to the Holdco Merger Effective Time, whether asserted or claimed prior to, at or after the Holdco Merger Effective Time, including the transactions contemplated by this Agreement, and including any expenses incurred in enforcing such person's rights under this Section 5.11.

          (e)   For not less than six (6) years from and after the Holdco Merger Effective Time, the articles of incorporation and bylaws of the Holdco Merger Surviving Company and each Gold Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of Gold and the Gold Subsidiaries for periods at or prior to the Holdco Merger Effective Time than are set forth in the Gold Charter, the Gold Bylaws or the equivalent organizational documents of any Gold Subsidiary as of the date hereof, except as may be required by applicable Law. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of Gold or any Gold Subsidiary shall be assumed by the Holdco Merger Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms following the Holdco Merger Effective Time, except as may be required by applicable Law.

          (f)    For the benefit of Gold's present and former directors and officers, Gold shall be permitted, prior to the Holdco Merger Effective Time, and if Gold fails to do so, the Holdco Merger Surviving Company shall, obtain and fully pay the premium for a directors' and officers' liability insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Holdco Merger Effective Time for events occurring prior to the Holdco Merger Effective Time (the "Gold D&O Insurance") that is no less favorable in the aggregate than the Company's existing policy, except as may be required by applicable Law, and that has a cost not in excess of 300% of the last annual premium paid by Gold prior to the date of this Agreement for the Gold D&O Insurance in place in effect as of the date hereof. If Gold and the Holdco Merger Surviving Company for any reason fail to obtain such "tail" insurance policy as of the Holdco Merger Effective Time, the Holdco Merger Surviving Company shall continue to maintain in effect for a period of at least six (6) years from and after the Holdco Merger Effective Time the Gold D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in Gold's existing policies as of the date hereof, except as may be required by applicable Law, or the Holdco Merger Surviving Company shall purchase comparable Gold D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in Gold's existing policies as of the date hereof, except as may be required by applicable Law; provided, however, in no event shall the Holdco Merger Surviving Company be required to pay an annual premium for the Gold D&O Insurance that is in excess of 300% of the annual premium paid as of the date hereof by Gold for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Holdco Merger Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (g)   In the event Holdco Merger Surviving Company or the Company Merger Surviving Corporation (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.11.

          (h)   The persons to whom this Section 5.11 applies are express third-party beneficiaries of this Section 5.11.

          (i)    The rights of each such director, officer and employee under this Section 5.11 shall be in addition to any rights such person may have under the organizational documents of Gold, the Company or any of their respective Subsidiaries, as the case may be, or under any applicable Laws or contractual indemnification rights.

        SECTION 5.12    Employee Benefit Matters.

          (a)   From and after the Company Merger Effective Time and for a period ending on the first anniversary of the Company Merger Effective Time, the Holdco Merger Surviving Company shall provide or cause its Subsidiaries, including the Company Merger Surviving Corporation, to provide (i) base salary, wages and commission opportunities to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Company Merger Effective Time (each, a "Company Employee") at a rate that is no less favorable than the rate of base salary, wages or commission opportunities provided to such Company Employee immediately prior to the Company Merger Effective Time, (ii) an annual bonus opportunity to each Company Employee that is not less favorable than the annual bonus opportunity provided to such Company Employee immediately prior to the Company Merger Effective Time, (iii) severance benefits to each Company Employee that are no less favorable than the severance benefits provided to such Company Employee immediately prior to the Company Merger Effective Time and (iv) other compensation and benefits (including paid-time off) to each Company Employee that are substantially comparable, in the aggregate, to the other compensation and benefits provided to such Company Employee immediately prior to the Company Merger Effective Time (excluding any retention arrangements implemented in connection with the transactions contemplated by this Agreement or on or after the date of this Agreement).

          (b)   Without limiting the generality of Section 5.12(a), from and after the Company Merger Effective Time, the Holdco Merger Surviving Company shall, or shall cause its Subsidiaries, including the Company Merger Surviving Corporation, to, assume, honor and continue all of the Company's and the Company Subsidiaries' employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the Company Merger Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), it being understood that, subject to Section 5.12(a), the foregoing shall not be construed to limit the right of the Holdco Merger Surviving Company and its Subsidiaries to amend or terminate any such plans, policies, programs, agreements or arrangements, to the extent permitted by the terms of such plans, policies, programs, agreements or arrangements.

          (c)   For all purposes (including for purposes of determining eligibility to participate, level of benefits, vesting, and benefit accruals) under any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by the Holdco Merger Surviving Company or any of its Subsidiaries, including the Company Merger Surviving Corporation, including any vacation, paid time off and severance plans (in each case, solely to the extent that Gold or any of its Subsidiaries makes such plan available to employees of the Holdco

  Merger Surviving Company or the Company Merger Surviving Corporation), each Company Employee's service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with the Holdco Merger Surviving Company or any of its Subsidiaries, including the Company Merger Surviving Corporation; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits or for purposes of benefit accruals under any defined benefit pension plan.

          (d)   The Holdco Merger Surviving Company shall, or shall cause its Subsidiaries, including the Company Merger Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by the Holdco Merger Surviving Company or any of its Subsidiaries, including the Company Merger Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Company Merger Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Company Merger Effective Time. To the extent permitted by applicable Law, the Holdco Merger Surviving Company shall, or shall cause its Subsidiaries, including the Company Merger Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Company Merger Effective Time occurs for purposes of satisfying such year's deductible, co-payment and out-of-pocket maximum limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Company Merger Effective Time.

          (e)   Effective as of February 28, 2015 (the last day of the purchase period pending as of the date of this Agreement), the Company shall suspend all payroll deductions under the Company Stock Purchase Plan such that no Company Shares may be purchased with respect to purchase periods beginning on or after the date of this Agreement. As of the Company Merger Effective Time, the Company Stock Purchase Plan shall terminate.

          (f)    Prior to the Company Merger Effective Time, the Company may, in consultation with Gold, implement a retention plan (the "Retention Plan") for the benefit of employees of the Company and Company Subsidiaries, which shall provide for cash- and equity-based retention benefits to such employees in an aggregate amount not to exceed $35,000,000 (the "Retention Plan Amount"). Cash-based awards granted pursuant to the Retention Plan shall vest on the Closing Date, subject to the award recipient's continuous employment with the Company or the Company Subsidiaries through such date. Equity-based awards granted pursuant to the Retention Plan shall be in the form of time-vesting Company Stock Unit Awards that shall vest on the Closing Date, subject to the award recipient's continuous employment with the Company or the Company Subsidiaries through such date, and shall be cancelled at the Company Merger Effective Time on the terms set forth in Section 2.07(b)(i). Gold agrees to consider in good faith any request by the Company subsequent to the date hereof to increase the Retention Plan Amount.

          (g)   Without limiting Section 8.06, this Section 5.12 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.12, express or implied, is intended to confer upon any other person (including for the avoidance of doubt any current or former directors, officers, employees, contractors or consultants of any of the Company or any Company Subsidiary, Gold or any of its Subsidiaries, or on or after the Effective Times, the Company Merger Surviving Company or any of its Subsidiaries, and the Holdco Merger Surviving Company or any of its Subsidiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 5.12. Nothing contained herein shall (i) be treated as an amendment of any Company Benefit Plan or employee benefit plan of Holdco, Gold, the Holdco

  Merger Surviving Company or the Company Merger Surviving Corporation, or (ii) obligate the Holdco Merger Surviving Company, the Company Merger Surviving Corporation or any of their respective affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan, or (B) retain the employment of any particular employee.

        SECTION 5.13    Takeover Statutes.    Gold, Holdco and Sub shall not cause or permit any of its affiliates that is a Control Act Person or Combinations Act Person, or, to the extent within the reasonable control of Gold, Holdco or Sub, permit any other Control Act Person or Combinations Act Person to take any action which would cause any of the transactions contemplated by this Agreement to be prohibited or materially impeded by a Takeover Statute. If any Takeover Statute is or may become applicable to either Merger or the other transactions contemplated by this Agreement, each of Holdco, Sub, Gold, the Company and their respective boards of directors or similar governing bodies shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such transactions.

        SECTION 5.14    Expenses.    Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Mergers and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense; provided, however, that all HSR Act and other Antitrust Law filing fees and all costs and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement, the Registration Statement (including the applicable SEC filing fees), the Gold Information Document, the NYSE Listing Application or the Gaming Approvals shall be paid by Gold (such expenses in this proviso being the "Regulatory Expenses"); provided, further, however, that in the event this Agreement is terminated by Gold pursuant to Section 7.01(h), the Company shall promptly reimburse Gold for such Regulatory Expenses. The Holdco Merger Surviving Company shall, or shall cause the Company Merger Surviving Corporation to, pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article II. All transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the Mergers shall be paid when due by Gold or, after the Closing, the Holdco Merger Surviving Company.

        SECTION 5.15    Rule 16b-3 Matters.    Prior to the Company Merger Effective Time, the Company, Holdco, Gold and the Holdco Merger Surviving Company shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) and the acquisition of Holdco Shares (including derivative securities) pursuant to the transactions contemplated by this Agreement by any individual who is an officer or director of the Company and is subject to Section 16 of the Exchange Act with respect to the Company or will become subject to Section 16 of the Exchange Act with respect to the Holdco Merger Surviving Company are exempt under Rule 16b-3 promulgated under the Exchange Act.

        SECTION 5.16    Special Dividend.    Notwithstanding anything to the contrary in this Agreement:

          (a)   the Company shall be authorized (but shall in no event be required) to declare one or more special cash dividends, share repurchases or redemptions (such aggregate amount, the "Special Dividend"), provided that the amount of the Special Dividend that is funded through the incurrence by the Company of Indebtedness shall not exceed the amount of Indebtedness that the Company is able to incur on a standalone basis and without giving effect to the Company Merger;

          (b)   the Company may take any reasonable actions necessary to fund the Special Dividend, including, without limitation, the incurrence of Indebtedness or the pledging of certain Company assets; provided, that (i) the Company shall use reasonable best efforts to ensure that any such Indebtedness shall first be incurred under existing Company facilities (it being understood that the Company shall be entitled to consider its reasonable working capital needs as part of its reasonable best efforts) and (ii) to the extent the amount of the Special Dividend exceeds the amount that, pursuant to the Company's reasonable best efforts, can be incurred under existing Company facilities, (A) such excess Indebtedness must be prepayable without penalty or premium and cannot materially impair the consummation of the transactions contemplated hereby, (B) the incurrence of such excess Indebtedness must be subject to Gold's review and consent, which consent shall not be unreasonably withheld, (C) to the extent such excess Indebtedness is proposed to be marketed and/or sold within six (6) months of the date hereof (unless, if the Company and Gold agree in writing that the Closing is likely to occur on a date (the "Expected Closing Date") within six (6) months of the date hereof, and such excess Indebtedness is proposed to be marketed and/or sold within six (6) weeks prior to the Expected Closing Date), the Company must obtain the express prior written consent of Gold and (D) the Company must keep Gold reasonably informed in the arrangement of any such excess Indebtedness;

          (c)   Gold shall cooperate as needed to effectuate the Special Dividend; and

          (d)   any amounts actually received by holders of Company Common Stock pursuant to the Special Dividend shall reduce, on a dollar for dollar basis, the Company Merger Consideration payable at the Company Merger Effective Time pursuant to Section 2.02(a)(i)(A) of this Agreement.

        SECTION 5.17    Listings.

          (a)   Each of Gold and Holdco shall use its reasonable best efforts to cause the Holdco Shares to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Holdco Merger Effective Time and the Company Merger Effective Time, including, prior to the earlier of the mailing of the Gold Information Document or the Proxy Statement, the resolution of any issues communicated by the NYSE relating to the SVS Provisions.

          (b)   (i) The Company shall use its reasonable best efforts to cause the de-listing of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act promptly after the Company Merger Effective Time, and (ii) Gold shall use commercially reasonable efforts to cause the de-listing of the Gold Shares from the MSE and any listing or quotation of ADRs with respect to Gold Shares promptly after the Holdco Merger Effective Time.

        SECTION 5.18    Pre-Merger Certificates.    Gold and Holdco shall use their respective reasonable best efforts to satisfy the pre-merger requirements as set out in the UK Merger Regulations (including the requirements as further specified in Section 5.05) and Italian Merger Regulations (including the requirements as further specified in Section 5.05) and to obtain, and to take such action as is necessary to obtain, an order from the High Court of England and Wales and the Italian notary public certifying that such pre-merger requirements as set out in the UK Merger Regulations and Italian Merger Regulations have been complied with (the "Pre-Merger Certificates"). The parties shall reasonably cooperate to determine the appropriate time at which Gold and Holdco will seek to obtain the Pre-Merger Certificates, so that such time shall be no more than six (6) months prior to the expected Holdco Merger Effective Time. Gold and Holdco will make a joint application to the High Court of England and Wales, and shall use their respective reasonable best efforts, to obtain the Holdco Merger Order as promptly as practicable after the receipt of the Pre-Merger Certificates and satisfaction of the conditions in Section 6.01 (other than Section 6.01(i)), the effective date of which will be the Holdco Merger Effective Time. Following receipt of the Holdco Merger Order, Gold and Holdco will comply with all necessary filing requirements under the laws of England and Wales and the laws of Italy.

        SECTION 5.19    Report on Holdco Merger Consideration.    Solely to the extent required by mandatory provision of English or Italian Law, Gold and Holdco shall apply to the applicable courts to appoint on or two eligible accounting firms (each, an "Accounting Firm") to issue a report regarding the fairness of the Holdco Merger Consideration (the "Gold Expert Report"), or, if required by mandatory provision of English or Italian Law, another reputable accounting firm appointed by the applicable court upon request of Gold or Holdco, to issue a report regarding the Holdco Merger Consideration, each in accordance with applicable provisions of English and Italian Law. Gold shall use reasonable best efforts to cooperate with the Accounting Firm in order to obtain a favorable report on the Holdco Merger Consideration and, in the event that the Accounting Firm provides, or indicates an intention to provide, an unfavorable report, work in good faith with the Accounting Firm to seek to address the auditors' concerns with a view to obtaining a favorable report for a period of at least thirty (30) days unless the Accounting Firm has advised the parties finally that it will be unable to provide a favorable report. Gold shall keep the Company and the Company Representatives informed on a reasonably prompt basis regarding the preparation of such reports and any communications with respect thereto, and shall promptly provide to the Company a copy of each such report, any drafts thereof, and shall permit the Company Representatives to participate in the preparation of such reports and any proceedings with respect thereto, to the extent permitted by applicable Law.

        SECTION 5.20    Corporate Governance Matters.

          (a)   Prior to the Holdco Merger Effective Time, Holdco and Gold shall take all actions within their power as may be necessary to cause (i) the number of directors constituting the Holdco board of directors as of the Holdco Merger Effective Time and the Company Merger Effective Time to be thirteen (13) and (ii) the Holdco board of directors as of the Holdco Merger Effective Time and the Company Merger Effective Time, and for a period of three (3) years thereafter, to be composed as follows: (A) the Chief Executive Officer of Gold, (B) five (5) directors on the Company's board of directors as of the date hereof and designated by the Company prior to the Holdco Merger Effective Time and the Company Merger Effective Time (at least four (4) of whom shall meet the independence standards of the NYSE) (including the Chief Executive Officer of the Company and the Chairman of the Company), (C) six (6) directors designated by the Principal Gold Shareholders (at least four (4) of whom shall meet the independence standards of the NYSE) and (D) one (1) director mutually agreed to by Gold and the Company, who shall meet the independence standards of the NYSE applicable to non-controlled domestic U.S. issuers. Holdco shall take all actions within its power as may be necessary to elect the persons designated pursuant to the foregoing clause (B) to a term concluding at the third anniversary of the Company Merger Effective Time.

          (b)   Prior to the Effective Times, Holdco shall take all corporate actions as may be necessary to cause, effective as of the Holdco Merger Effective Time and Company Merger Effective Time, as the case may be: (i) the Chief Executive Officer of Gold as of immediately prior to the Holdco Merger Effective Time to serve as the Chief Executive Officer of the Holdco Merger Surviving Company immediately following the Holdco Merger Effective Time, (ii) the Chairman of the Company board of directors as of immediately prior to the Company Merger Effective Time to serve as the Chairman of the Holdco board of directors for a period of three (3) years following the Company Merger Effective Time, (iii) the Chief Executive Officer of the Company as of immediately prior to the Company Merger Effective Time to serve as a Vice Chairman of the Holdco board of directors for a period of three (3) years following the Company Merger Effective Time, and (iv) one of the persons designated by the Principal Gold Shareholders pursuant to clause (C) of Section 5.20(a) to serve as a Vice Chairman of the Holdco board of directors for a period of three (3) years following the Holdco Merger Effective Time.

          (c)   For as long as the Holdco Shares are listed on the NYSE, Holdco shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether Holdco is a foreign private issuer.

          (d)   Prior to the Closing, Gold and Holdco shall procure the passing of resolutions of the shareholders of Holdco providing for the reregistration of Holdco as a public limited company.

ARTICLE VI
CONDITIONS TO THE MERGERS

        SECTION 6.01    Conditions to Obligations of Each Party to Effect the Mergers.    The respective obligations of each party to effect the Mergers shall be subject to the satisfaction or waiver (where permitted) at or prior to the Closing of each of the following conditions:

          (a)    Company Stockholder Approval.    The Company shall have obtained the Company Stockholder Approval.

          (b)    Gold Shareholder Approval.    Gold shall have obtained the Gold Shareholder Approval.

          (c)    Registration Statement.    The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect, and no proceedings for that purpose shall have been initiated or, to the knowledge of Holdco, Gold or the Company, threatened by the SEC.

          (d)    NYSE Listing.    The Holdco Shares issuable in the Mergers shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          (e)    Expiration or Satisfaction of Gold Creditor Claims.    The sixty (60) day period following the date upon which the resolutions of the Gold Shareholder Meeting have been filed with the Companies' Register at the Italian Chamber of Commerce in Rome shall have expired or have been earlier terminated by the posting of a bond by Gold sufficient to satisfy Gold's creditors' claims, if any.

          (f)    Antitrust Approvals.    (i) The waiting period (and any extensions thereof) applicable to the Company Merger under the HSR Act shall have expired or been terminated; (ii) the Competition Act Clearance applicable to the consummation of the Mergers shall have been received; and (iii) the waiting periods and approvals applicable to the consummation of the Mergers described in Section 6.01(f) of the Company Disclosure Letter shall have expired, been terminated or been obtained, as applicable.

          (g)    Required Gaming Approvals.    The Gaming Approvals set forth on Section 6.01(g) of the Company Disclosure Letter and Section 6.01(g) of the Gold Disclosure Letter shall have been obtained and shall be in full force and effect; provided, that, notwithstanding anything to the contrary herein, Gold may in its sole discretion waive any such Gaming Approval on behalf of both the Company and Gold if consummation of the Mergers and the other transactions contemplated hereby in the absence of such Gaming Approval would not constitute a violation of applicable Law, on the written advice of outside counsel reasonably satisfactory to the Company and Gold; provided that (i) Gold has confirmed in an irrevocable written notice delivered to the Company that all of the conditions set forth in Sections 6.01 and 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, provided that such conditions are reasonably capable of being satisfied), (ii) the Closing shall occur immediately following any such waiver and (iii) no such waiver shall otherwise affect the obligations of Gold, Sub and Holdco hereunder.

          (h)    No Injunction.    No Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law that is in effect and renders either Merger illegal, or prohibits, enjoins or otherwise prevents either Merger; provided, however, that the condition in this Section 6.01(h) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.05, Section 5.07 or Section 5.17 directly results in the failure of the condition to be satisfied.

          (i)    UK Merger Approval.    The Holdco Merger Order shall have been issued by the High Court of England and Wales and shall have been in full force and effect for at least twenty-one (21) days.

          (j)    Italian and UK Securities Filing.    If Gold or Holdco determines (acting reasonably and in good faith) that a prospectus or equivalent document is required to be prepared by Gold and/or Holdco in connection with the Mergers, formal approval by the relevant competent authority in respect of such document shall have been obtained.

        SECTION 6.02    Additional Conditions to Obligations of Gold, Holdco and Sub.    The obligations of Gold, Holdco and Sub to effect the Mergers are also subject to the satisfaction or waiver by Gold at or prior to the Closing of each of the following additional conditions:

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.02(a), 3.02(b), 3.08(b), 3.23, 3.24, 3.25, 3.26, and 3.27), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct, except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Sections 3.02(a), 3.02(b) and 3.27 shall be true and correct in all respects (except for any de minimis inaccuracy); (iii) the representations and warranties of the Company set forth in Section 3.24 shall be true and correct other than as would not materially impede or prevent the consummation of the transactions contemplated by the Agreement; and (iv) the representations and warranties of the Company set forth in Sections 3.08(b), 3.23, 3.25 and 3.26 shall be true and correct in all respects; in each case of clauses (i), (ii), (iii) and (iv), as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date).

          (b)    Agreements and Covenants.    The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

          (c)    Officer's Certificate.    Gold shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in Sections 6.02(a) and 6.02(b).

        SECTION 6.03    Additional Conditions to Obligations of the Company.    The obligations of the Company to effect the Company Merger are also subject to the satisfaction or waiver by the Company at or prior to the Closing of each of the following additional conditions:

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of Gold contained in this Agreement (other than the representations and warranties of Gold set forth in Sections 4.02(a), 4.02(b), 4.08(b), 4.18, 4.23, 4.24 and 4.25), without regard to materiality or Gold Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct, except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Gold Material Adverse Effect; (ii) the representations and warranties of Gold set forth in Sections 4.02(a), 4.02(b) and 4.25 shall be true and correct in all respects (except for any de minimis inaccuracy); (iii) the representations and warranties of Gold set forth in Section 4.23 shall be true and correct other than as would not materially impede or prevent the consummation of the transactions contemplated by the Agreement; and (iv) the representations and warranties of Gold set forth in Sections 4.08(b), 4.18 and 4.24 shall be true and correct in all respects; in each case of clauses (i), (ii), (iii) and (iv), as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date).

          (b)    Agreements and Covenants.    Each of Holdco, Sub and Gold shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

          (c)    Officers' Certificate.    The Company shall have received a certificate signed on behalf of Gold by an authorized officer of Gold as to the satisfaction of the conditions in Sections 6.03(a) and 6.03(b).

          (d)    Tax Opinion.    The Company shall have received an opinion of a law firm of international standing provided by Gold confirming that the Holdco Merger and any related transactions, including the issue of shares in favor of the relevant shareholders but excluding any withdrawal from Gold (i) will be tax neutral for Gold shareholders for the purposes of the EU Council Directive 90/434 of July 23, 1990, as implemented in Capo III and Capo IV, Titolo III, of Italian Presidential Decree No. 917 of December 22nd, 1986, as amended, (ii) will not trigger any Italian Taxes for Holdco, Gold (except for the Italian exit tax which, based on current estimates and representations of Gold, should not exceed fifty (50) million Euros) or their shareholders or the Company and its shareholders (assuming that the latters are neither tax residents in Italy nor acting from an Italian permanent establishment), and will not reasonably expose Gold, Holdco or their shareholders to material future tax liabilities in Italy in respect of the Holdco Merger, and in the case of material tax claims the risk that the tax authorities could succeed is remote, and (iii) will not trigger any United Kingdom Taxes for Holdco, Gold, the Company or their shareholders.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

        SECTION 7.01    Termination.    This Agreement may be terminated at any time prior to the Holdco Merger Effective Time, whether before or after receipt of the Company Stockholder Approval or the Gold Shareholder Approval:

          (a)   by mutual written consent of Gold and the Company;

          (b)   by either the Company or Gold, if the Closing shall not have occurred on or before July 15, 2015 (the "Outside Date"); provided, however, that if all of the conditions to Closing, other than the conditions set forth in (i) any of Section 6.01(f), 6.01(g) or 6.01(h), and (ii)  6.01(i), shall have been satisfied or shall be capable of being satisfied at least three Business Days prior to such time, the Outside Date may be extended by either the Company or Gold from time to time by written notice to the other party up to a date not beyond October 15, 2015, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further that if all of the conditions to Closing, other than the condition set forth in Section 6.01(i), shall have been satisfied or shall be capable of being satisfied at least three Business Days prior to such time, the Outside Date may be extended by the Company from time to time by written notice to Gold up to a date not more than sixty (60) days after the date all such other conditions shall have been satisfied; provided, further, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party if the failure of the Closing to occur on or before the Outside Date is the result of such party having materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

          (c)   by either the Company or Gold, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting, including any adjournment or postponement thereof;

          (d)   by either the Company or Gold, if the Gold Shareholder Approval shall not have been obtained upon a vote taken thereon at the Gold Shareholder Meeting, including any adjournment or postponement thereof;

          (e)   by either the Company or Gold, if any Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law permanently enjoining, restraining or prohibiting either of the Mergers and that is final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.01(e) shall not be available to any party that has failed to comply with its obligations under Section 5.07 and 5.17 in any material respect; provided, further, that the right to terminate this Agreement under this Section 7.01(e) shall not be available to Gold if the issuance, enactment, entrance, promulgation or enforcement of such Law would entitle Gold to terminate this Agreement under Section 7.01(m);

          (f)    by Gold, at any time prior to the receipt of the Company Stockholder Approval, if the Company's board of directors shall have effected a Change of Company Recommendation;

          (g)   by the Company, at any time prior to the receipt of the Company Stockholder Approval, (i) if the Company's board of directors shall have effected a Change of Company Recommendation in accordance with Section 5.03 or (ii) in connection with entering into a Company Acquisition Agreement in accordance with Section 5.03; provided in each case that prior to or concurrently with such termination the Company pays the amounts due under Section 7.02(b)(i);

          (h)   by Gold, if: (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, which would give rise to the failure of a condition contained in Section 6.02(a) or 6.02(b); (ii) Gold shall have delivered to the Company written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure prior to the Outside Date or, if capable of being so cured, at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform shall not have been cured; provided, however, that Gold shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if Holdco, Sub or Gold has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that which would give rise to the failure of a condition contained in Section 6.03(a) or 6.03(b);

          (i)    by the Company, if (i) Holdco, Sub or Gold has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, which would give rise to the failure of a condition contained in Section 6.03(a) or 6.03(b); (ii) the Company shall have delivered to Gold written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure prior to the Outside Date or, if capable of being so cured, at least 30 days shall have elapsed since the date of delivery of such written notice to Gold and such breach or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(i) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, which would give rise to the failure of a condition contained in Section 6.02(a) or 6.02(b);

          (j)    by the Company, if (i) all of the conditions in Sections 6.01 and 6.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) the Company has notified Gold in writing that all conditions set forth in Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 6.03 and the Company is otherwise ready, willing and able to consummate the Closing, and (iii) Holdco, Sub or Gold shall have failed to consummate the Closing on the date by which the Closing is required to have occurred pursuant to Section 1.02; provided that for purposes of this Section 7.01(j) only, the condition in Section 6.01(i) shall be deemed to be satisfied if (A) all of the other conditions set forth in Sections 6.01 and 6.02 (other than those conditions that by their nature are to be satisfied at the Closing but that would be satisfied if the Closing were to occur at such time) have been satisfied or waived, (B) the Company has notified Gold in writing that all conditions set forth in Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 6.03 and the Company is otherwise ready, willing and able to consummate the Closing and (C) the condition set forth in Section 6.01(i) is not satisfied within forty-five (45) days thereafter;

          (k)   by Gold, within ten (10) Business Days following the date of the final determination (as provided under applicable Law) of the number of Gold Shares for which holders of Gold Shares have exercised the rescission rights described in Section 2.09, if the number of Gold Shares for which such rescission rights have been exercised exceeds twenty percent (20%) of the Gold Shares issued and outstanding as of the date of this Agreement;

          (l)    by Gold if Holdco would, as a result of any adoption, implementation, promulgation, repeal, modification, amendment or change of any applicable Law following the date hereof and prior to the Closing Date, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Closing Date; or

          (m)  by Gold, within ten (10) Business Days following the date of an SVS Denial.

        SECTION 7.02    Effect of Termination.

          (a)   In the event of termination of this Agreement by either the Company or Gold as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Holdco, Sub, Gold or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to Section 5.14, this Section 7.02, Article VIII and the final sentence of each of Sections 5.06 and 5.08(e) and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          (b)   In the event that this Agreement is terminated:

              (i)  by (A) Gold pursuant to Section 7.01(f) or (B) the Company pursuant to Section 7.01(g), then the Company shall pay to Gold or its designee, within two (2) Business Days following the date of such termination by Gold pursuant to clause (A), or concurrently with such termination by the Company pursuant to clause (B), the Company Termination Fee by wire transfer of immediately available funds;

             (ii)  (A) by either Gold or the Company pursuant to Section 7.01(b) (but only if the Company Stockholder Meeting has not been held by the Outside Date) or by Gold or the Company pursuant to Section 7.01(c), (B) prior to such termination (in the case of termination pursuant to Section 7.01(b)) or the Company Stockholder Meeting (in the case of termination pursuant to Section 7.01(c)), a Company Competing Proposal shall have been publicly disclosed (or otherwise become publicly known) and not withdrawn, and (C) within nine (9) months after the termination of this Agreement, the Company shall have entered into a definitive agreement with respect to any Company Competing Proposal or any Company Competing Proposal is consummated, then the Company shall pay to Gold or its designee, within two (2) Business Days after the earlier to occur of the entrance into the agreement providing for such Company Competing Proposal or the consummation of such Company Competing Proposal, the Company Termination Fee by wire transfer of immediately available funds; provided that for purposes of this Section 7.02(b)(ii), the term "Company Competing Proposal" shall have the meaning assigned to such term, except that all percentages therein shall be changed to "50%";

            (iii)  (A) by either Gold or the Company pursuant to Section 7.01(b) (but only if the Gold Shareholder Meeting has not been held prior the Outside Date or the condition set forth in Section 6.01(i) shall not have been satisfied prior to the Outside Date) or by Gold or the Company pursuant to Section 7.01(d), (B) prior to such termination (in the case of termination pursuant to Section 7.01(b)) or the Gold Shareholder Meeting (in the case of termination pursuant to Section 7.01(d)), a Gold Competing Proposal shall have been publicly disclosed (or otherwise become publicly known) and not withdrawn, and (C) within nine (9) months after the termination of this Agreement, Gold shall have entered into a definitive agreement with respect to any Gold Competing Proposal or any Gold Competing Proposal is consummated, then Gold shall pay to the Company or its designee, within two (2) Business Days after the earlier to occur of the entrance into the agreement providing for such Gold Competing Proposal or the consummation of such Gold Competing Proposal, the Gold Termination Fee by wire transfer of immediately available funds; provided that for purposes of this Section 7.02(b)(iii), the term "Gold Competing Proposal" shall have the meaning assigned to such term, except that all percentages therein shall be changed to "50%";

            (iv)  by the Company pursuant to Section 7.01(j), then Gold shall promptly pay to the Company or its designee, within two (2) Business Days following the date of such termination, the Gold Termination Fee by wire transfer of immediately available funds; provided that the Company shall forfeit its right to collect the Gold Termination Fee under this Section 7.02(b)(iv) if it has not exercised such termination right within forty-five (45) days after the date that Gold irrevocably confirms in writing that the Company is entitled to terminate the Agreement pursuant to Section 7.01(j) and receive the Gold Termination Fee pursuant to this Section 7.02(b)(iv);

             (v)  by (A) either the Company or Gold pursuant to Section 7.01(b) and as of the time of such termination, one or more of the conditions set forth in Section 6.01(f), Section 6.01(g) or, as a result of an order issued pursuant to Antitrust Laws or Gaming Laws, Section 6.01(h), has not been satisfied, or (B) either the Company or Gold pursuant to Section 7.01(e) as a result of an order issued pursuant to Antitrust Laws or Gaming Laws, then, in each case, Gold shall promptly pay to the Company or its designee, within two (2) Business Days following the date of such termination, the Gold Termination Fee by wire transfer of immediately available funds; provided that the Company shall forfeit its right to collect the Gold Termination Fee under this Section 7.02(b)(v) with respect to a termination of this Agreement pursuant to Section 7.01(b) or Section 7.01(e), as applicable, if it has not exercised such termination right (and Gold has not terminated this Agreement pursuant to such provisions) within forty-five (45) days after the date that Gold irrevocably confirms in writing that the Company is entitled to terminate the Agreement pursuant to such provision and receive the Gold Termination Fee pursuant to this Section 7.02(b)(v);

            (vi)  by Gold pursuant to Section 7.01(k), 7.01(l) or 7.01(m), then Gold shall pay to the Company or its designee, concurrently with such termination, the applicable Gold Termination Fee by wire transfer of immediately available funds; or

           (vii)  by either the Company or Gold pursuant to Section 7.01(b) and as of the date of such termination any of the conditions in Sections 6.01(a), 6.01(b), 6.01(c), 6.01(d), 6.01(e),

    6.01(h), 6.01(i) or 6.01(j) shall have not been satisfied solely (other than any causal factors resulting from the occurrence of the SVS Event itself) as a result of an SVS Event, then Gold shall pay the Company or its designee the applicable Gold Termination Fee by wire transfer of immediately available funds, concurrently with such termination in the case of a termination by Gold, or within two (2) Business Days following the date of such termination in the case of a termination by the Company.

          (c)   Each of the Company, Holdco, Sub and Gold acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Gold, Holdco, Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that neither the Company Termination Fee nor the Gold Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company or Gold, Holdco and Sub, as applicable, in the circumstances in which the Company Termination Fee or Gold Termination Fee is payable; provided, however, that the foregoing shall not limit any party's rights with respect to any liabilities or damages incurred or suffered by such party as a result of the willful breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement. In the event that this Agreement is terminated under circumstances in which the Company receives the Gold Termination Fee, together with reimbursement of any applicable expenses pursuant to the final sentence of Sections 5.07(e), the receipt of the Gold Termination Fee together with such expenses shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by the Company or any other person in connection with this Agreement (and the termination hereof), the Debt Commitment Letter or any New Debt Commitment Letter, the transactions contemplated by this Agreement (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other person shall be entitled to bring or maintain any claim, action or proceeding against Gold and its Subsidiaries (including Holdco, Gold Sub and Sub) or any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees, representatives or Financing Sources (collectively, the "Gold Related Parties") arising out of or in connection with this Agreement, the Debt Commitment Letter or any New Debt Commitment Letter, any of the transactions contemplated by this Agreement (or the abandonment or termination thereof) or any matters forming the basis for such termination (but excluding, for the avoidance of doubt, the Confidentiality Agreement); provided that nothing in this Section 7.02 shall limit the right of the Company, its Subsidiaries and the Company Representatives to be indemnified and reimbursed for expenses in accordance with the last sentence of Section 5.07(e), or limit the Company's rights with respect to any losses or damages incurred or suffered as a result of the willful breach by Gold, Holdco or Sub of any of their respective representations, warranties, covenants or agreements set forth in this Agreement. In the event that this Agreement is terminated under circumstances in which Gold receives the Company Termination Fee, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by any Gold Related Party in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither Gold nor any other person shall be entitled to bring or maintain any claim, action or proceeding against the Company, the Company Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees or representatives arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement (or the abandonment or termination thereof) or any matters forming the basis for such termination (but excluding, for the avoidance of doubt, the Confidentiality Agreement); provided that nothing in this Section 7.02 shall limit Gold's rights with respect to any losses or damages incurred or suffered as a result of the willful breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement. In no event shall the Company be required to pay to Gold more than one Company Termination Fee or Gold be required to pay to the Company more than one Gold Termination Fee pursuant to Section 7.02(b). For the avoidance of doubt, this Section 7.02(c) shall survive the Company Merger Effective Time.

        SECTION 7.03    Amendment.    This Agreement may be amended by the Company and Gold by action taken by or on behalf of their respective boards of directors at any time prior to the Holdco Merger Effective Time and the Company Merger Effective Time; provided, however, that, after receipt of the Company Stockholder Approval or Gold Shareholder Approval, as applicable, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company's or Gold's stockholders or shareholders, as applicable, without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto; provided that notwithstanding anything to the contrary set forth herein, Section 7.02(c), this Section 7.03, Section 8.06, Section 8.08, Section 8.11 and Section 8.12 (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such Sections) may not be amended, modified, waived or terminated in a manner that is materially adverse to interests of the Financing Sources without the prior written consent of the Financing Sources. For the avoidance of doubt, this Section 7.03 shall survive the Company Merger Effective Time.

        SECTION 7.04    Waiver.    At any time prior to the Effective Times, Gold, Holdco and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval or the Gold Shareholder Approval, as applicable, there may not be any extension or waiver of this Agreement which decreases the Holdco Merger Consideration or Company Merger Consideration, as applicable, or which adversely affects the rights of the Company's stockholders or Gold's shareholders hereunder, without the approval of the Company's stockholders or Gold's shareholders at a duly convened meeting of such stockholders or shareholders called to obtain approval of such extension or waiver if such further approval is required by Law or in accordance with the rules of any relevant stock exchange; provided, further, that notwithstanding anything to the contrary set forth herein, Section 7.02(c), Section 7.03, Section 8.06, Section 8.08, Section 8.11 and Section 8.12 (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions of such Sections) may not be waived in a manner that is materially adverse to interests of the Financing Sources without the prior written consent of the Financing Sources (and, for the avoidance of doubt, this Section 7.04 shall survive the Company Merger Effective Time). Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII
GENERAL PROVISIONS

        SECTION 8.01    Non-Survival of Representations and Warranties.    None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. Except for any covenant or agreement that by its terms contemplates performance after the Holdco Merger Effective Time or the Company Merger Effective Time, as applicable, none of the covenants and agreements of the parties contained in this Agreement shall survive the Company Merger Effective Time.

        SECTION 8.02    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service or (c) when faxed or emailed (which is confirmed by copy sent within one (1) Business Day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    If to Gold, Gold US Sub, Holdco or Sub:

      GTECH S.p.A.
      Viale del Campo Boario 56/D
      00154 Roma—Italy
      Fax: 0039 06 5189 4216
      Attention:    Marco Sala

    with a copy to (for information purposes only):

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, New York 10019
      Fax: (212) 403-2000
      Attention:    Andrew R. Brownstein, Esq.
                            Benjamin M. Roth, Esq.

    If to the Company:

      International Game Technology
      6355 South Buffalo Drive
      Las Vegas, Nevada 89113
      Fax: (702) 669-7904
      Attention:    General Counsel and Secretary

    with copies to (for information purposes only):

      Sidley Austin LLP
      One South Dearborn Street
      Chicago, Illinois 60603
      Fax: (312) 853-7036
      Attention:    Thomas A. Cole
                            Paul L. Choi
                            Gary D. Gerstman
                            Thomas M. Thesing

      and to:

      Allen & Overy LLP
      1221 Avenue of the Americas
      New York, New York 10020
      Fax: (212) 610-6399
      Attention:    Dave Lewis

        SECTION 8.03    Severability.    If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        SECTION 8.04    Entire Agreement.    This Agreement (together with the Annexes, Exhibits, the Company Disclosure Letter, the Gold Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

        SECTION 8.05    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment or transfer in violation of the preceding sentence shall be void.

        SECTION 8.06    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) Article II, which shall be for the benefit of any person entitled to payment thereunder, and (b) Section 5.11, which shall be for the benefit of any persons entitled to indemnification or advancement of expenses thereunder, each of whom shall be entitled to enforce their rights under this Agreement as third-party beneficiaries, and (c) Sections 7.02(c), Section 7.03, this Section 8.06, Section 8.08, Section 8.11 and Section 8.12, as to which the Financing Sources (and/or Released Financing Source Entities, in the case of Section 8.12) are intended third-party beneficiaries. The parties hereto further agree that the rights of third-party beneficiaries under Article II and Section 5.11 shall not arise unless and until the occurrence of the Holdco Merger Effective Time or the Company Merger Effective Time, as applicable. For the avoidance of doubt, this Section 8.06 shall survive the Company Merger Effective Time.

        SECTION 8.07    Interpretation.    Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. As used in this Agreement, the words "include" and "including," and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation." Except as otherwise indicated, all references in this Agreement to "Sections," "Annexes" and "Exhibits," are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to "$" are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term "or" shall not be deemed to be exclusive. The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to "as of the date hereof," "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        SECTION 8.08    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

          (a)   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of Laws principles that would cause the application of the Laws of any jurisdiction other than the State of

  Delaware (except that (i) the provisions of the Laws of the State of Nevada shall apply with respect to (A) the Company Merger, fiduciary duties of the Company board of directors and general corporation law with respect to the Company and (B) any provisions set forth herein that are required to be governed by such Laws or where such Laws are otherwise mandatorily applicable to the transactions contemplated hereby), (ii) the provisions of the Laws of Italy shall apply with respect to (A) the fiduciary duties of the Gold board of directors and general company law with respect to Gold and (B) any provisions set forth herein that are required to be governed by such Laws or where such Laws are otherwise mandatorily applicable to the transactions contemplated hereby, and (iii) the provisions of the Laws of England and Wales shall apply with respect to (A) the Holdco Merger, fiduciary duties of the Holdco board of directors and general company law with respect to Holdco and (B) any provisions set forth herein that are required to be governed by such Laws or where such Laws are otherwise mandatorily applicable to the transactions contemplated hereby).

          (b)   Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Delaware state or federal court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, Gold, Holdco and Sub each irrevocably agree that any equitable action or proceeding, including the seeking of specific performance under Section 8.10 of the Merger Agreement and damages claims in connection with such equitable action or proceeding, may be brought by the Company, in its discretion, in any Delaware state or federal court, any court of England or any court of Italy. Subject to the preceding sentence, each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

          (c)   EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING (I) ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR (II) ARISING, DIRECTLY OR INDIRECTLY, UNDER THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, ANY NEW DEBT COMMITMENT LETTERS OR THE PERFORMANCE OF ANY OF THE FOREGOING.

For the avoidance of doubt, this Section 8.08 shall survive the Company Merger Effective Time.

        SECTION 8.09    Counterparts.    This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

        SECTION 8.10    Specific Performance.

          (a)   The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, subject to Section 8.10(c), the parties acknowledge and agree that Gold and the Company shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

          (b)   Subject to Section 8.10(c), each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

          (c)   In no event shall the Company's or Gold's right to seek specific performance pursuant to this Section 8.10 reduce, restrict or otherwise limit any right of such party to terminate this Agreement and to be paid the Company Termination Fee or Gold Termination Fee, as and if applicable; provided that in no event shall the Company or Gold be entitled to specific performance pursuant to this Section 8.10 and payment of the Gold Termination Fee or the Company Termination Fee, as applicable.

        SECTION 8.11    Agreements Relating to Financing Sources.    Notwithstanding anything herein to the contrary, each of the parties hereto expressly agrees (a) that it will not, and will not permit any of its controlled affiliates to, bring or support any lawsuit, claim, complaint, action, formal investigation or proceeding before any Governmental Entity (each, an "Action"), whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source arising out of or relating to the transactions contemplated hereby in any forum other than any state or federal court sitting in the borough of Manhattan, New York, New York, and any appellate court thereof, (b) to waive and hereby waives any right to trial by jury in respect of any such Action, (c) that any such Action shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to the conflicts of Law rules of such state that would result in the application of the Laws of any other jurisdiction, (d) that the Financing Sources (and their respective affiliates) are express third-party beneficiaries of this Section 8.11 and (e) that each of Section 7.02(c), Section 7.03, Section 8.06, Section 8.08, this Section 8.11 and Section 8.12 can be directly enforced by each of the Financing Sources. For the avoidance of doubt, this Section 8.11 shall survive the Company Merger Effective Time.

        SECTION 8.12    Non-Recourse to Financing Sources.    Notwithstanding anything to the contrary contained herein, no Releasing Entity shall have any rights, remedies or claims against any Released Financing Source Entity, and no Released Financing Source Entity shall have any rights, remedies or claims against any Releasing Entity (other than following the Closing Date or, if earlier, the date of any funding of any of the Debt Financing, but any Released Financing Source Entity that has failed to comply (as determined by a court of competent jurisdiction in a final non-appealable judgment) with its initial funding obligations under, and in accordance with, the Debt Commitment Letter or any New Debt Commitment Letter, as the case may be, shall not have any rights, remedies or claims against any

Releasing Entity), in connection with this Agreement, the Mergers, the Debt Financing (or the use or the proposed use of the proceeds thereof), the Debt Commitment Letter (including, but not limited to, with respect to any termination thereof) or any New Debt Commitment Letter (including, but not limited to, with respect to any termination thereof) or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise and each of the Releasing Entities further agrees that it shall not institute any litigation, suit, claim, charge, action, proceeding or investigation against any of the Released Financing Source Entities with respect to or relating to any of the foregoing (unless in response to any of the foregoing brought against or undertaken in respect of a Releasing Entity by a Released Financing Source Entity); provided that, following consummation of the Mergers, the foregoing sentence will not limit the rights of any parties under any agreements with the Released Financing Source Entities. In addition, in no event will any Released Financing Source Entity be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature (it being expressly agreed that the Released Financing Source Entities in their capacities as such shall be third-party beneficiaries of this Section 8.12 and shall be entitled to the protections of the provisions contained in this Section 8.12 as if they were a party to this Agreement); provided, however, that nothing contained in this Section 8.12 shall release any party from liability for fraud. For the avoidance of doubt, this Section 8.12 shall survive the Company Merger Effective Time.

* * * * * * * *

        IN WITNESS WHEREOF, Gold, Gold US Sub, Holdco, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

GTECH S.p.A.
By:	/s/ LORENZO PELLICIOLI
	Name:	Lorenzo Pellicioli
	Title:	Chairman of the Board of Directors
GTECH Corporation (solely with respect to Section 5.02(a) and Article VIII)
By:	/s/ MICHAEL PRESCOTT
	Name:	Michael Prescott
	Title:	SVP and General Counsel
Georgia Worldwide Limited
By:	/s/ DECLAN HARKIN
	Name:	Declan Harkin
	Title:	Director
Georgia Worldwide Corporation
By:	/s/ MARCO SALA
	Name:	Marco Sala
	Title:	Director
International Game Technology
By:	/s/ PATTI S. HART
	Name:	Patti S. Hart
	Title:	Chief Executive Officer

Signature page to Merger Agreement

 Annex I

        "Acceptable Confidentiality Agreement" means a confidentiality agreement that contains confidentiality provisions of the relevant person that has made a Company Competing Proposal that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

        "affiliate" means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

        "Antitrust Division" means the Antitrust Division of the Department of Justice.

        "Business Day" means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York, Las Vegas, Nevada, London, UK and Milan, Italy.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company Competing Proposal" means any proposal or offer (other than a proposal or offer by Gold or any of its Subsidiaries) made by any person or group after the date hereof relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition (whether by merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity investment, joint venture or otherwise) by any person or group (or the stockholders of any person) of more than twenty percent (20%) of the assets of the Company and the Company Subsidiaries (based on the fair market value thereof), taken as a whole, or assets comprising twenty percent (20%) or more of the consolidated revenues or EBITDA of the Company and the Company Subsidiaries, taken as a whole, including in any such case through the acquisition of one or more Company Subsidiaries; or (ii) acquisition in any manner (including through a tender offer or exchange offer) by any person or group of more than twenty percent (20%) of the issued and outstanding shares of Company Common Stock.

        "Company Intervening Event" means a material event, development, occurrence, state of facts or change that was not known to the board of directors of the Company on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the board of directors of the Company before the Company Stockholder Approval; provided, however, that none of the following shall constitute a Company Intervening Event: (i) the receipt, existence of or terms of a any Company Competing Proposal or any inquiry relating thereto or the consequences thereof; (ii) any action taken by either party pursuant to and in compliance with the covenants set forth in Section 5.07, and the consequence of any such action; (iii) any changes in the market price or trading volume of the Company's or Gold's securities or the Company's or Gold's credit ratings (provided that the exception in this clause (iii) shall not prevent the underlying cause of any such change from constituting a Company Intervening Event) and (iv) any change, development, circumstance, event, occurrence or effect relating to Gold that is not a Gold Material Adverse Effect.

        "Company Material Adverse Effect" means any change, development, circumstance, event, occurrence or effect (each an "Effect") that, when considered either individually or in the aggregate together with all other Effects, is materially adverse to the financial condition, business, assets or results of operations of the Company and the Company Subsidiaries taken as a whole; provided, however, that in no event shall any of the following Effects or any Effects resulting therefrom, in each case individually or in the aggregate with all other such Effects, be deemed to constitute, or taken into account in determining whether there has been, a "Company Material Adverse Effect": (a) the announcement or pendency of this Agreement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, financing sources, suppliers or business partners, in each case to the extent attributable to, arising out of or resulting from the announcement or pendency of this Agreement or the transactions contemplated hereby, (b) any Effect attributable to changes in financial, economic, social or political conditions or the securities, credit or financial markets in general in the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations or any Effect generally that is the result of factors affecting any principal industry in which the Company and the Company Subsidiaries operate, (c) any change in the market price or trading volume of the equity securities of the Company or of the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, (d) the suspension of trading in securities generally on the NYSE or the NASDAQ Stock Market, (e) any adoption, implementation, proposal or change in any applicable Law or GAAP or interpretation of any of the foregoing after the date hereof, (f) any action taken by the Company or any Company Subsidiary that is expressly permitted or required by this Agreement (other than pursuant to its obligation to conduct its business in all material respects in the ordinary course of business under Section 5.01(a)) or taken or not taken at the written direction of Gold, (g) the failure of the Company to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement, (h) the identity of Gold or Sub or Gold's ability to obtain the Gaming Approvals; (i) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (j) any actions or claims made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former stockholders) arising out of this Agreement or the Mergers; or (k) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; provided that (1) the exceptions in clauses (c) and (g) hereof shall not prevent the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (a) through (k) hereof) from constituting a Company Material Adverse Effect or being taken into account in determining whether a Company Material Adverse Effect has occurred and (2) any Effect referred to in clauses (b), (e), (i) or (k) hereof may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect to the extent such Effect has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the principal industries in which the Company and the Company Subsidiaries operate.

        "Company Stock Plans" means the Company's 2002 Stock Incentive Plan, including the Company's U.K. Stock Option Sub-Plan and Savings-Related Share Option Scheme.

        "Company Stock Purchase Plan" means the Company's Employee Stock Purchase Plan.

        "Company Significant Subsidiary" means a Subsidiary of the Company that would constitute a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the SEC.

        "Company Subsidiary" means each Subsidiary of the Company.

        "Company Termination Fee" means an amount equal to $135,317,000, in cash.

        "Competition Act" means the Competition Act (Canada), as amended, and the regulations promulgated thereunder.

        "Competition Act Clearance" means (a) the issuance of an Advance Ruling Certificate; (b) Gold, Holdco, and the Company have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement, and the applicable waiting period under section 123 of the Competition Act has expired or has been terminated in accordance with the Competition Act; or (c) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act; and in the case of (b) or (c), Gold and Holdco have been advised in writing by the Commissioner that he does not, at such time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement ("no-action letter").

        "Confidentiality Agreement" means the letter regarding confidentiality between the Company and Gold dated May 13, 2013, as amended.

        "CONSOB" means Commissione Nazionale per le Società e la Borsa.

        "Contract" means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order or other legal commitment to which a person is a party or to which the properties or assets of such person are subject.

        "Copyrights" means United States and non-U.S. copyrights and mask works (as defined in 17 U.S.C. §901) and pending applications to register the same.

        "Embargoed Person" means any party that (i) is publicly identified on the most current list of "Specially Designated Nationals and Blocked Persons" published by OFAC or any similar list maintained by the United Nations Security Council, the European Union, or Her Majesty's Treasury of the United Kingdom; or (ii) resides, is organized or chartered, or has a place of business in a country or territory that is the subject of comprehensive territory-wide or country-wide Economic Sanctions Laws.

        "Environmental Laws" means all Laws which (a) regulate or relate to the protection or clean up of the environment, occupational safety and health, or the use, treatment, storage, transportation, handling, exposure to, disposal or release of Hazardous Substances or (b) impose liability or standards of care with respect to any of the foregoing.

        "Environmental Permits" means any permit, registration, identification number, license and other authorization required under any applicable Environmental Law.

        "ERISA Affiliate" means any entity, trade or business, which together with another entity, trade or business, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Financing Sources" means any person (other than Gold or any of its affiliates) that has committed to provide or otherwise entered into agreements in connection with the Debt Financing, each together with their respective affiliates and permitted successors and assigns.

        "FTC" means the Federal Trade Commission.

        "GAAP" means generally accepted accounting principles as applied in the United States.

        "Gaming Authority" means any Governmental Entity with regulatory control or jurisdiction over the manufacture, sale, software, testing, distribution or operation of gaming equipment (including gaming systems), the design, operation or distribution of internet gaming services or products, the ownership or operation of any current or contemplated casinos, or any other gaming activities and operations.

        "Gaming Laws" means, with respect to any person, any Law governing or relating to the manufacture, sale, software, testing, distribution or operation of gaming equipment (including gaming systems), the design, operation or distribution of internet gaming services or products, the ownership or operation of any current or contemplated casino, or online gaming products and services or other gaming activities and operations of such person and its Subsidiaries, including the rules and regulations established by any Gaming Authority.

        "Gold Competing Proposal" means any proposal or offer (other than a proposal or offer by the Company or any of its Subsidiaries or the Italian Reorganization) made by any person after the date hereof relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition (whether by merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity investment, joint venture or otherwise) by any person or group (or the stockholders of any person) of more than twenty percent (20%) of the assets of Gold and the Gold Subsidiaries (based on the fair market value thereof), taken as a whole, or assets comprising twenty percent (20%) or more of the consolidated revenues or EBITDA of Gold and the Gold Subsidiaries, taken as a whole, including in any such case through the acquisition of one or more Gold Subsidiaries; or (ii) acquisition in any manner (including through a tender offer or exchange offer) by any person or group of more than twenty percent (20%) of the issued and outstanding Gold Shares.

        "Gold Material Adverse Effect" means any Effect that, when considered either individually or in the aggregate together with all other Effects, is materially adverse to the financial condition, business, assets or results of operations of Gold and the Gold Subsidiaries taken as a whole; provided, however, that in no event shall any of the following Effects or any Effects resulting therefrom, in each case individually or in the aggregate with all other such Effects, be deemed to constitute, or taken into account in determining whether there has been, a "Gold Material Adverse Effect": (a) the announcement or pendency of this Agreement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship Gold or any of its Subsidiaries with its customers, employees, financing sources, suppliers or business partners, (b) any Effect affecting financial, economic, social or political conditions or the securities, credit or financial markets in general in the Italy or other countries in which Gold or any of the Gold Subsidiaries conduct operations or any Effect generally affecting the industry in which Gold and the Gold Subsidiaries operate, (c) any change in the market price or trading volume of the equity securities of Gold or of the ratings or the ratings outlook for Gold or any of the Gold Subsidiaries by any applicable rating agency, (d) the suspension of trading in securities generally on the MSE, (e) any adoption, implementation, proposal or change in any applicable Law or IFRS or interpretation of any of the foregoing after the date hereof, (f) any action taken by Gold or any Gold Subsidiary that is expressly permitted or required by this Agreement (other than pursuant to its obligation to conduct its business in all material respects in the ordinary course of business under Section 5.01(b)) or or not taken taken at the written direction of the Company, (g) the failure of Gold to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement, (h) the identity of the Company; (i) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (j) any actions or claims made or brought by any of the current or former shareholders of Gold (or on their behalf or on behalf of Gold, but in any event only in their capacities as current or former shareholders) arising out of this Agreement or the Mergers; or (k) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; provided that (1) the exceptions in clauses (c) and (g) hereof shall not prevent the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (a) through (k) hereof) from constituting a Gold Material Adverse Effect or being taken into account in determining whether a Gold Material Adverse Effect has occurred and (2) any Effect referred to in clauses (b), (e), (i) or (k) hereof may be taken into account in determining whether there has been, or would be, a Gold Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on Gold and the Gold Subsidiaries, taken as a whole, as compared to other participants in the industry in which Gold and the Gold Subsidiaries operate.

        "Gold Registered Intellectual Property Rights" means all Gold Intellectual Property Rights that are both owned by Gold or a Gold Subsidiary and registered with any Governmental Entity.

        "Gold Share Trading Price" means the average of the volume-weighted average prices, rounded to four decimal points, of Gold Shares on the MSE for ten individual (10) trading days within the twenty (20) consecutive trading days ending on (and including) the second full trading day prior to the Company Merger Effective Time (with such ten (10) trading days to be selected by random lottery in the presence of senior executives of each of Gold and the Company), in each case as reported by Bloomberg Financial Markets, or any successor thereto, through its "Volume Weighted Average Price" function (or, if not reported therein, in another authoritative source mutually selected by Gold and the Company), subject to appropriate adjustments for any stock dividend, stock split or other similar transactions that occur during such period. If the volume-weighted average price cannot be calculated for Gold Shares on any such date, the volume-weighted average price for such date shall be the fair market value as mutually agreed upon by Gold and the Company. The volume weighted average of the trading prices of the Gold Shares for each trading day shall be converted from Euros to the U.S. dollar equivalent calculated at the end of each such trading day by reference to the WM Reuters Fix rate as of 4:00 p.m. (London time) for such trading day.

        "Gold Significant Subsidiary" means a Subsidiary of Gold that would constitute a "significant subsidiary" of Gold within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the SEC.

        "Gold Subsidiary" means each Subsidiary of Gold.

        "Gold Stock Plans" means any stock- or equity-based incentive plan under which Gold may issue Gold Options, Restricted Gold Shares or Other Gold Equity-Based Awards to directors, officers, employees or consultants of Gold and the Gold Subsidiaries.

        "Gold Termination Fee" means an amount equal to $270,634,000, in cash; provided that in the case of a termination of this Agreement pursuant to Section 7.01(l), the Gold Termination Fee payable pursuant to Section 7.02(b)(vi) shall be an amount equal to $135,317,000, in cash.

        "Governmental Entity" means any United States or non-United States national, federal, state, county, municipal or local government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

        "Hazardous Substances" means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws.

        "Holdco Shares" means the ordinary shares, par value £1.00 per share, of Holdco.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "IFRS" means International Financial Reporting Standards.

        "Indebtedness" means, with respect to any person, without duplication (i) indebtedness of such person or its Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of such person or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) obligations of such person or any of its Subsidiaries under capitalized leases, (iv) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (v) all obligations of such person or any of its Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than such person or any of its Subsidiaries.

        "IRS" means the Internal Revenue Service.

        "Italian Reorganization" has the meaning set forth in the Gold Disclosure Letter.

        "knowledge" means, (i) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter, and (ii) with respect to Gold, Holdco and Sub, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Gold Disclosure Letter.

        "Law" means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

        "Lien" means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, easements, charges, title defects, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

        "MSE" means the Milan Stock Exchange.

        "NYSE" means the New York Stock Exchange.

        "Patents" means United States and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

        "Permitted Liens" means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics', materialmen's, carriers', workmen's, warehouseman's, repairmen's, landlords' and similar Liens granted or which arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property, (e) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (f) rights of parties in possession, (g) Liens imposed or promulgated by Law with respect to real property and improvements, including zoning regulations, (h) in the case of Company Leased Real Property, Liens to which the fee or other superior interest are subject, and (i) such other Liens that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, or would not reasonably be expected to have a Company Material Adverse Effect; provided that in the case of clauses (d), (e), (f), (g) and (h), such Liens are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

        "person" means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

        "Released Financing Source Entity" means any of the Financing Sources or their respective affiliates or its or their respective former, current or future general or limited partners, stockholders, shareholders, equity holders, members, managers, directors, principals, officers, employees, agents, affiliates, assignees, representatives and/or advisors.

        "Releasing Entity" means the Company, Company Subsidiaries, Company Representatives or any of their respective affiliates, officers, directors, brokers, agents or shareholders (other than, for the avoidance of doubt, Gold or any of its affiliates, officers, directors, brokers, agents or shareholders).

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Special Voting Shares" has the meaning set forth in the Holdco Charter.

        "Stock Unit Share Number" means (a) with respect to a Company Stock Unit Award that is not subject to performance measures, the number of Shares subject to such Company Stock Unit Award, and (b) with respect to a Company Stock Unit Award that is subject to performance measures, the number of Shares the holder of such Company Stock Unit Award is deemed to have earned as of the Company Merger Effective Time, based on the performance measures achieved or deemed to have been achieved pursuant to the terms of the holder's applicable Company Stock Unit Award agreement.

        "Subsidiary" of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person and/or by one or more of its Subsidiaries.

        "Superior Proposal" means a bona fide written Company Competing Proposal (with all percentages in the definition of Company Competing Proposal increased to fifty percent (50%)) made by any person or group on terms that the Company's board of directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), are more favorable from a financial point of view to the Company than the transactions contemplated by this Agreement (after giving effect to all adjustments to the terms thereof that may be offered by Gold in writing pursuant to Section 5.03(d)).

        "SVS Denial" shall mean (a) the NYSE has issued a final and nonappealable determination that it will not authorize the Holdco Shares for listing solely as a result of any of the SVS Provisions; or (b) a Governmental Entity of competent jurisdiction has issued, enacted, entered or promulgated a final and nonappealable Law that (i) prohibits, enjoins or otherwise prevents either of the Mergers solely as a result of any of the SVS Provisions or (ii) renders the issuance of Special Voting Shares illegal, or prohibits, enjoins or otherwise prevents the issuance of the Special Voting Shares.

        "SVS Event" shall mean (a) the NYSE has issued a final and nonappealable determination that it will not authorize the Holdco Shares for listing, or has otherwise not approved the Holdco Shares for listing, solely as a result of any of the SVS Provisions; (b) the NYSE authorization for the listing of Holdco Shares occurs on a date that prevents the satisfaction of any of the other conditions to Closing set forth in Article VI prior to the Outside Date (other than those conditions that by their nature are to be satisfied at the Closing (provided that such conditions are then capable of being satisfied if the Closing were to occur at such time) or are otherwise waived by the applicable party), and the delay in obtaining such authorization results solely from the existence of any of the SVS Provisions; or (c) a Governmental Entity of competent jurisdiction has issued, enacted, entered or promulgated a final and nonappealable Law that (i) prohibits, enjoins or otherwise prevents either of the Mergers solely as a result of any of the SVS Provisions or (ii) renders the issuance of Special Voting Shares illegal, or prohibits, enjoins or otherwise prevents the issuance of the Special Voting Shares.

        "Tax" and "Taxes" means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, value added, sales, use, license, excise, stamp, transfer, financial transaction, gaming, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

        "Tax Return" means any corporate, local, gaming and VAT return, report or similar statement filed or required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax.

        "Trademarks" means United States, state and non-U.S. trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature, and pending registrations and applications to register the foregoing.

        "Trade Secrets" means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

        Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	5.19
Action	8.11
Agreement	Preamble
Antitrust Laws	3.04(b)
Articles of Company Merger	1.03
Available Cash Election Amount	2.02(a)(ii)
Bribery Legislation	3.21(a)
Cash Electing Company Share	2.02(a)(ii)
Cash Election	2.02(a)(ii)
Cash Election Amount	2.02(a)(ii)
Cash Fraction	2.02(a)(ii)
Change of Company Recommendation	5.03(c)
Closing	1.02
Closing Date	1.02
Combinations Act Person	4.02(g)
Company	Preamble
Company Acquisition Agreement	5.03(c)
Company Benefit Plan	3.11(a)
Company Book-Entry Share	2.02(a)
Company Bylaws	3.01(b)
Company Certificate	2.02(a)
Company Charter	3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company D&O Insurance	5.11(c)
Company Employee	5.12(a)
Company Financial Statements	3.06
Company Group	3.20(a)
Company Intellectual Property Rights	3.16(a)
Company Leased Real Property	3.14(b)
Company Material Contract	3.17(a)
Company Material Customers	3.22
Company Material Gaming Permits	3.05(a)
Company Merger	Recitals
Company Merger Consideration	2.02(a)
Company Merger Effective Time	1.03

Term	Section
Company Merger Surviving Corporation	1.01
Company Options	2.07(a)
Company Owned Real Property	3.14(a)
Company Permits	3.05(a)
Company Recommendation	5.05(d)
Company Registered Intellectual Property Rights	3.16(a)
Company Representatives	5.03(a)
Company SEC Documents	3.06
Company Securities	3.02(d)
Company Share	2.02(a)
Company Stock Unit	2.07(b)(i)
Company Stock Unit Award	2.07(b)(i)
Company Stockholder Approval	3.25
Company Stockholder Meeting	5.05(d)
Control Act Person	4.02(g)
Debt Commitment Letter	4.26(a)
Debt Financing	4.26(a)
Effective Times	1.03
Election Form Record Date	2.06(b)
Election Deadline	2.06(c)
ERISA	3.11(a)
Exchange Agent	2.05(a)
Exchange Fund	2.05(a)
Exchange Ratio	2.02(a)(iii)
Excluded Company Shares	2.02(b)
Excluded Gold Shares	2.01(b)
Expected Closing Date	5.16(a)
FCPA	3.21(a)
Financing Uses	4.26(b)
Fee Letter	4.26(a)
Form of Election	2.06(b)
Gaming Approvals	3.04(b)
Gold	Preamble
Gold Benefit Plan	4.11(a)
Gold Bylaws	4.01(b)
Gold Certificate	2.01(a)
Gold Charter	4.01(b)
Gold CONSOB Documents	4.06(a)
Gold Disclosure Letter	Article IV
Gold D&O Insurance	5.11(f)
Gold Expert Report	5.19
Gold Financial Statements	4.06(a)
Gold Group	4.20(a)
Gold Information Document	5.05(a)
Gold Intellectual Property Rights	4.15(a)
Gold Material Contract	4.17(a)
Gold Material Customers	4.22
Gold Material Gaming Permits	4.05(a)
Gold Option	2.08(b)(i)
Gold Owned Real Property	4.14(a)

Term	Section
Gold Permits	4.05(a)
Gold Registered Intellectual Property Rights	4.15(a)
Gold Related Parties	7.02(c)
Gold Representatives	3.28
Gold Rescission Shares	2.09
Gold Securities	4.02(c)
Gold Shares	Recitals
Gold Shareholder Approval	4.24
Gold Shareholder Meeting	5.05(e)
Gold US Sub	Preamble
Holdco	Preamble
Holdco Charter	1.04(a)
Holdco Exchange Ratio	2.01(a)
Holdco Merger	Recitals
Holdco Merger Consideration	2.01(a)
Holdco Merger Effective Time	1.03
Holdco Merger Order	1.03
Holdco Merger Surviving Company	1.01
Holdco Merger Terms	Recitals
Holdco Shareholder Approval	4.24
Intellectual Property Rights	3.16(a)
Italian Merger Regulations	Recitals
Mailing Date	2.06(b)
Mergers	Recitals
Mixed Consideration Electing Company Share	2.02(a)(i)
Mixed Election	2.02(a)(i)
Mixed Election Exchange Ratio	2.02(a)(i)
New Debt Commitment Letter	5.08(c)
New Fee Letter	5.08(c)
Notice of Change of Recommendation	5.03(d)
Non-Electing Company Share	2.06(b)
NRS	Recitals
NYSE Listing Application	5.05(a)
Option Payments	2.07(a)
Other Gold Equity-Based Award	2.08(b)(iii)
Outside Date	7.01(b)
Per Company Share Cash Amount	2.02(a)(i)
Per Company Share Cash Election Consideration	2.02(a)(ii)
Permit	3.05(a)
Pre-Merger Certificates	5.18
Principal Gold Shareholders	Recitals
Proceeding	3.10
Proxy Statement	3.07
Registrar	5.05(a)
Registration Statement	5.05(a)
Regulatory Expenses	5.14
Restricted Gold Share	2.08(b)(ii)
Retention Plan	5.12(f)
Retention Plan Amount	5.12(f)
Rollover Stock Unit Award	2.07(b)(ii)

Term	Section
Sarbanes-Oxley Act	3.06
Share Electing Company Share	2.02(a)(iii)
Share Election	2.02(a)(iii)
Special Dividend	5.16(a)
Stock Unit Payments	2.07(b)(i)
Sub	Preamble
Sub Shareholder Approval	4.24
SVS Provisions	1.04
Takeover Statute	3.24
UK Merger Regulations	Recitals

 Exhibit A-1

[Form of Articles of Association of Holdco Merger Surviving Company]

A-1-1

Company No. [09127533]

[FORM OF ARTICLES OF ASSOCIATION]

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

[HOLDCO] PLC

Adopted on [    ]

 PART 1
INTERPRETATION AND LIMITATION OF LIABILITY

1.
DEFINED TERMS

1.1
In the articles, unless the context requires otherwise:

    "Act" means the Companies Act 2006;

    "articles" means the Company's articles of association;

    "associate" means any body corporate in which a company is interested directly or indirectly so that it is able to exercise or control the exercise of 20 per cent. or more of the votes eligible to be cast at general meetings on all, and substantially all, matters;

    "auditors" means the auditors from time to time of the Company;

    "bankruptcy" includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

    "business day" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London, New York, Rome and Milan;

    "call" has the meaning given in article 75.1;

    "call notice" has the meaning given in article 75.1;

    "certificate" means a paper certificate evidencing a person's title to specified shares or other securities;

    "chairman" means the person appointed to that role pursuant to article 13.1;

    "chairman of the meeting" has the meaning given in article 40.4;

    "clear days" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

    "company" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

    "Company" means [Holdco PLC], a company incorporated in England and Wales, with registered number [09127533];

    "Companies Acts" means the Companies Acts (as defined in section 2 of the Act), in so far as they apply to the Company;

    "company's lien" has the meaning given in article 73.1;

    "corporate representative" has the meaning given in article 55.1;

    "director" means a director of the Company, and includes any person occupying the position of director, by whatever name called;

    "Disclosure and Transparency Rules" means the Disclosure Rules and Transparency Rules of the UK Financial Conduct Authority made pursuant to Part VI of FSMA, as revised from time to time;

    "distribution recipient" has the meaning given in article 95.2;

    "document" includes, unless otherwise specified, any document sent or supplied in electronic form;

1

    "fully paid" in relation to a share, means that the nominal value and any premium to be paid to the Company in respect of that share has been paid to the Company;

    "Group" means the Company and its subsidiaries and subsidiary undertakings from time to time;

    "holder" in relation to a share means the person whose name is entered in the register of members as the holder of that share;

    "instrument" means a document in hard copy form;

    "lien enforcement notice" has the meaning given in article 74;

    "member" means a member of the Company;

    "Model Articles" means the model articles for public companies limited by shares contained in Schedule 3 of the Companies (Model Articles) Regulations 2008 (SI 2009/3229) as amended prior to the date on which the Company was incorporated;

    "Nominee" means any person appointed by the Company to hold Special Voting Shares for future delivery to members in accordance with article 64.6;

    "NYSE" means the New York Stock Exchange;

    "Ordinary Shares" means ordinary shares of [US$][    •    ] in the capital of the Company, having the rights and restrictions set out in article 64.1;

    "paid" and "paid up" mean paid or credited as paid;

    "participate", in relation to a directors' meeting, has the meaning given in article 11.1 and "participating director" shall be construed accordingly;

    "partly paid" in relation to a share means that part of that share's nominal value and any premium at which it was issued which has not been paid to the Company;

    "proxy notice" has the meaning given in article 53.1;

    "qualifying person" means an individual who is a member of the Company, a corporate representative in relation to a meeting or a person appointed as proxy of a member in relation to a meeting;

    "register" means [the register of members of the Company kept under section 113 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share];1

    "seal" means the common seal of the Company or any official or securities seal that the Company may have or may be permitted to have under the Act;

    "secretary" means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the directors to perform the duties of the secretary;

    "senior holder" means, in the case of a share held by two or more joint holders, whichever of them is named first in the register;

    "shares" means any shares in the Company;

    "Significant Shareholder" means any person (except the Nominee) entitled to exercise or control the exercise of at least [20] per cent. of the votes able to be cast on all or substantially all matters at general meetings of the Company;

1
DTC/clearing arrangements TBC.

2

    "Special Voting Shares" means special voting shares with [a [nominal] value of in aggregate, €57,100] in the capital of the Company, having the rights and restrictions set out in article 63.7;

    "subsidiary undertaking" or "parent undertaking" is to be construed in accordance with section 1162 (and Schedule 7) of the Act and for the purposes of this definition, a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

    "transmittee" means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and

    "writing" means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

1.2
Unless the context requires otherwise, words or expressions contained in these articles bear the same meaning given by the Act as it is in force when the articles are adopted.

1.3
Where an ordinary resolution of the Company is expressed to be required for any purpose, a special resolution is also effective for that purpose.

1.4
References to a "meeting" shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

1.5
The headings in the articles do not affect their interpretation.

1.6
References to any statutory provision or statute include all modifications and re-enactments (with or without modification) to such provision or statute and all subordinate legislation made under any such provision or statute, in each case for the time being in force. This article 1.6 does not affect the interpretation of article 1.2.

1.7
The ejusdem generis principle of construction shall not apply. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words.

1.8
In the articles, words importing one gender shall include each gender and a reference to a "spouse" shall include a reference to a civil partner under the Civil Partnership Act 2004.

2.
MODEL ARTICLES OR REGULATIONS NOT TO APPLY

    No model articles or regulations contained in any statute or subordinate legislation, including those contained in the Model Articles, apply as the articles of association of the Company.

3.
LIABILITY OF MEMBERS

    The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

3

 PART 2
DIRECTORS

DIRECTORS' POWERS AND RESPONSIBILITIES

4.
DIRECTORS' GENERAL AUTHORITY

4.1
Subject to the Act and the articles, the directors are responsible for the management of the Company's business, for which purpose they may exercise all the powers of the Company whether relating to the management of the business or not.

4.2
No alteration of the articles invalidates anything which the directors have done before the alteration.

4.3
The provisions of the articles giving specific powers to the directors do not limit the general powers given by this article 4.

4.4
The directors can appoint a person (not being a director) to an office having the title including the word "director" or attach such a title to an existing office. The directors can also terminate the appointment or use of that title. Even though a person's title includes "director", this does not imply that they are (or are deemed to be) directors of the Company or that they can act as a director as a result of having such a title or be treated as a director of the Company for any of the purposes of the Act or the articles.

4.5
The directors may in their discretion exercise (or cause to be exercised) the powers conferred by shares of another company held (or owned) by the Company or a power of appointment to be exercised by the Company (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company).

4.6
Subject to the Act, the directors may exercise the powers of the Company regarding keeping an overseas, local or other register and may make and vary regulations as they think fit concerning the keeping of such a register.

5.
COMPLIANCE WITH NYSE RULES

For as long as the Ordinary Shares are listed on the NYSE, the Company shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.

6.
BORROWING POWERS

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Act, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

7.
DIRECTORS MAY DELEGATE

7.1
Subject to the articles, the directors may delegate any of the powers, authorities and discretions which are conferred on them under the articles:

  7.1.1
  to such person or committee;

  7.1.2
  by such means (including by power of attorney);

4

    7.1.3
    to such an extent;

    7.1.4
    in relation to such matters or territories; and

    7.1.5
    on such terms and conditions;

    as they think fit.

7.2
If the directors so specify, any such delegation may authorise further delegation of the directors' powers, authorities and discretions by any person to whom they are delegated.

7.3
If the directors delegate under article 7.1, they may retain or exclude the right to exercise the delegated powers, authorities and discretions together with that person or committee.

7.4
Where a provision in the articles refers to the exercise of a power, authority or discretion by the directors and that power, authority or discretion has been delegated by the directors to a person or a committee under article 7.1, the provision shall be construed as permitting the exercise of the power, authority or discretion by that person or committee.

7.5
The directors may revoke any delegation in whole or part, or alter its terms and conditions.

8.
COMMITTEES

8.1
Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.

8.2
All committees shall comply with the applicable rules of the NYSE. The directors may otherwise make rules of procedure for all or any committees, which prevail over rules derived from the articles.

DECISION-MAKING BY DIRECTORS

9.
DIRECTORS TO TAKE DECISIONS COLLECTIVELY

9.1
Decisions of the directors may be taken:

  9.1.1
  at a directors' meeting; or

  9.1.2
  in the form of a directors' written resolution.

10.
CALLING A DIRECTORS' MEETING

10.1
Any director may call a directors' meeting.

10.2
The secretary must call a directors' meeting if a director so requests.

10.3
A directors' meeting is called by giving notice of the meeting to the directors.

10.4
Notice of any directors' meeting must indicate:

  10.4.1
  its proposed date and time (which shall be not less than 48 hours after the notice is given);

  10.4.2
  where it is to take place; and

  10.4.3
  if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

10.5
Notice of a directors' meeting must be given to each director, but need not be in writing.

5

10.6
Notice of a directors' meeting need not be given to a director who waives his entitlement to notice of that meeting, by giving notice to that effect to the Company at any time before or after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

11.
PARTICIPATION IN DIRECTORS' MEETINGS

11.1
Subject to the articles, directors "participate" in a directors' meeting, or part of a directors' meeting, when:

  11.1.1
  the meeting has been called and takes place in accordance with the articles; and

  11.1.2
  they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

11.2
In determining whether a director is participating in a directors' meeting, it is irrelevant where the director is or how he communicates with the others.

11.3
If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

12.
QUORUM FOR DIRECTORS' MEETINGS

12.1
At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

12.2
The quorum for directors' meetings shall be at least a majority of the directors then in office.

13.
CHAIRING DIRECTORS' MEETINGS

13.1
The directors may appoint a director to chair their meetings.

13.2
The directors may appoint other directors as vice, deputy or assistant chairmen to chair directors' meetings in the chairman's absence.

13.3
The directors may terminate the appointment of the chairman, vice, deputy or assistant chairman at any time.

13.4
If neither the chairman nor any director appointed generally to chair directors' meetings in the chairman's absence is participating in a meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of their number to chair it.

14.
VOTING AT DIRECTORS' MEETINGS: GENERAL RULES

14.1
Subject to the articles, a decision is taken at a duly convened directors' meeting by a majority of the votes cast at such meeting.

14.2
Subject to the articles, each director participating in a directors' meeting has one vote.

DIRECTORS' INTERESTS

15.
DIRECTORS' INTERESTS

15.1
A director shall be authorised for the purposes of section 175 of the Act to act or continue to act as a director of the Company notwithstanding that at the time of his appointment or subsequently he also holds office as a director of, or holds any other office, employment or engagement with, any other member of the Group.

6

16.
DIRECTORS' INTERESTS OTHER THAN IN RELATION TO TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

16.1
The directors may authorise any matter proposed to them which would, if not so authorised, involve a breach of duty by a director under section 175 of the Act.

16.2
Any authorisation under article 16.1 will be effective only if:

  16.2.1
  any requirement as to the quorum at the meeting or part of the meeting at which the matter is considered is met without counting the director in question or any other director interested in the matter under consideration; and

  16.2.2
  the matter was agreed to without such directors voting or would have been agreed to if such directors' votes had not been counted.

16.3
The directors may give any authorisation under article 16.1 upon such terms and conditions as they think fit. The directors may vary or terminate any such authorisation at any time.

16.4
For the purposes of articles 15 to 21 a conflict of interest includes a conflict of interest and duty and a conflict of duties, and "interest" includes both direct and indirect interests.

17.
CONFIDENTIAL INFORMATION AND ATTENDANCE AT DIRECTORS' MEETINGS

17.1
A director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. In particular the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:

  17.1.1
  fails to disclose any such information to the directors or to any director or other officer or employee of the Company; and/or

  17.1.2
  does not use or apply any such information in performing his duties as a director of the Company.

    However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this article 17.1 applies only if the existence of that relationship has been authorised by the directors under article 16.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given).

17.2
Where the existence of a director's relationship with another person has been authorised by the directors under article 16.1 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:

  17.2.1
  absents himself from meetings of the directors or a committee of directors (or the relevant portions thereof) at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

  17.2.2
  makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser on his behalf, for so long as he reasonably believes such conflict of interest (or possible conflict of interest) subsists.

7

17.3
The provisions of articles 17.1 and 17.2 are without prejudice to any equitable principle or rule of law which may excuse the director from:

  17.3.1
  disclosing information, in circumstances where disclosure would otherwise be required under these articles; and/or

  17.3.2
  attending meetings or discussions or receiving documents and information as referred to in article 17.2, in circumstances where such attendance or receiving such documents and information would otherwise be required under these articles.

18.
DECLARATION OF INTERESTS IN PROPOSED OR EXISTING TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

18.1
A director who is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company must declare the nature and extent of his interest to the other directors before the Company enters into the transaction or arrangement.

18.2
A director who is in any way, directly or indirectly, interested in a transaction or arrangement that has been entered into by the Company must declare the nature and extent of his interest to the other directors as soon as is reasonably practicable, unless the interest has already been declared under article 18.1.

18.3
Any declaration required by article 18.1 may (but need not) be made:

  18.3.1
  at a meeting of the directors;

  18.3.2
  by notice in writing in accordance with section 184 of the Act; or,

  18.3.3
  by general notice in accordance with section 185 of the Act.

18.4
Any declaration required by article 18.2 must be made:

  18.4.1
  at a meeting of the directors;

  18.4.2
  by notice in writing in accordance with section 184 of the Act; or,

  18.4.3
  by general notice in accordance with section 185 of the Act.

18.5
If a declaration made under article 18.1 or 18.2 above proves to be, or becomes, inaccurate or incomplete, a further declaration must be made under article 18.1 or 18.2 as appropriate.

18.6
A director need not declare an interest under this article 18:

  18.6.1
  if it cannot reasonably be regarded as likely to give rise to a conflict of interest;

  18.6.2
  if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware);

  18.6.3
  if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by a meeting of the directors or by a committee of the directors appointed for the purpose under these articles; or

  18.6.4
  if the director is not aware of his interest or is not aware of the transaction or arrangement in question (and for this purpose a director is treated as being aware of matters of which he ought reasonably to be aware).

8

19.
ABILITY TO ENTER INTO TRANSACTIONS AND ARRANGEMENTS WITH THE COMPANY NOTWITHSTANDING INTEREST

19.1
Subject to the Act and provided that he has declared to the directors the nature and extent of any direct or indirect interest of his in accordance with article 18 or where article 18.6 applies and no declaration of interest is required, a director notwithstanding his office:

  19.1.1
  may be a party to, or otherwise be interested in, any transaction or arrangement with the Company or in which the Company is directly or indirectly interested;

  19.1.2
  may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor), and in any such case on such terms as to remuneration and otherwise as the directors may decide; or

  19.1.3
  may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the Company is directly or indirectly interested.

20.
REMUNERATION AND BENEFITS

20.1
A director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:

  20.1.1
  the acceptance, entry into or existence of which has been authorised by the directors under article 16.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given); or

  20.1.2
  which he is permitted to hold or enter into by virtue of article 19 or otherwise under these articles,

    nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act. No transaction or arrangement authorised or permitted under articles 16.1 or 19 or otherwise under these articles shall be liable to be avoided on the ground of any such interest or benefit.

21.
GENERAL VOTING AND QUORUM REQUIREMENTS

21.1
Save as otherwise provided by these articles, a director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

  21.1.1
  the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

  21.1.2
  the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

  21.1.3
  a transaction or arrangement concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

9

    21.1.4
    a transaction or arrangement to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he or any person connected with him is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "relevant company"), if he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any share of that class held as treasury shares) in the relevant company or of the voting rights available to members of the relevant company;

    21.1.5
    a transaction or arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; or

    21.1.6
    a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

21.2
A director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any body corporate in which the Company is directly or indirectly interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a body corporate in which the Company is directly or indirectly interested, such proposals may be divided and a separate resolution considered in relation to each director. In that case, each of the directors concerned (if not otherwise debarred from voting under article 21) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

21.3
If a question arises at a meeting as to the materiality of a director's interest or as to the entitlement of a director to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the director in question) whose majority vote is conclusive and binding on all concerned.

21.4
The Company may by ordinary resolution suspend or relax the provisions of articles 15 to 21 to any extent. Subject to the Act, the Company may by ordinary resolution ratify any transaction or arrangement not properly authorised by reason of a contravention of articles 15 to 21.

22.
PROPOSING DIRECTORS' WRITTEN RESOLUTIONS

22.1
Any director may propose a directors' written resolution.

22.2
The secretary must propose a directors' written resolution if a director so requests.

22.3
A directors' written resolution is proposed by giving written notice of the proposed resolution to each director.

22.4
Notice of a proposed directors' written resolution must indicate:

  22.4.1
  the proposed resolution;

  22.4.2
  the time by which it is proposed that the directors should adopt it; and

  22.4.3
  the manner in which directors can indicate their agreement in writing to it, for the purposes of article 23.

10

23.
ADOPTION OF DIRECTORS' WRITTEN RESOLUTIONS

23.1
A proposed directors' written resolution is adopted when all the directors entitled to vote at a meeting of the board or of a committee of the board in respect of the proposed resolution (being not less than the number of directors required to form a quorum at a duly convened meeting) have signed one or more copies of it, or have otherwise indicated their agreement in writing to it (which may include by electronic means). A director indicates his agreement in writing to a proposed directors' written resolution when the Company receives from him an authenticated document identifying the resolution to which it relates and indicating the director's agreement to the resolution, in accordance with section 1146 of the Act. Once a director has so indicated his agreement, it may not be revoked.

23.2
It is immaterial whether any director signs the resolution or otherwise indicates his agreement in writing to it before or after the time by which the notice proposed that it should be adopted.

23.3
Once a directors' written resolution has been adopted, it must be treated as if it had been a decision taken at a directors' meeting or committee meeting in accordance with the articles. All directors shall be notified after a director's written resolution has been passed.

24.
DIRECTORS' DISCRETION TO MAKE FURTHER RULES

    Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

25.
NUMBER OF DIRECTORS

    Unless and until otherwise decided by the board (where, for the period of three years from the date of adoption of these articles, not less than three-quarters of the directors shall have voted in favour of such decision), the number of directors will be 13. The composition of the board (and, if applicable, each director) will satisfy the requirements of applicable law and any securities exchange on which the Company's securities are listed.

26.
INITIAL DIRECTORS

    The directors in office on the effective date of adoption of these articles shall be appointed for a term of three years from such date.

27.
METHODS OF APPOINTING DIRECTORS

27.1
Subject to the articles, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:

  27.1.1
  by ordinary resolution;

  27.1.2
  at a general meeting called under article 35.4;

  27.1.3
  by a decision of the directors.

27.2
Subject to the Act, the directors may enter into an agreement or arrangement with any director for the provision of any services outside the scope of the ordinary duties of a director. Any such agreement or arrangement may be made on such terms and conditions as (subject to the Act) the directors think fit and (without prejudice to any other provision of the articles) they may remunerate any such director for such services as they think fit.

11

27.3
The only persons who can be elected directors at a general meeting are the following:

  27.3.1
  a person who is recommended by the directors;

  27.3.2
  a person who has been proposed by a member (other than the person to be proposed) who is entitled to attend and to vote at the meeting. The proposing member must provide written notice that he intends to propose the person for election and the notice must:

  (a)
  be delivered at least 90 but not more than 120 days before the date of the meeting;

  (b)
  state the particulars which would be required to be included in the register of directors if the proposed director were appointed (or reappointed); and

  (c)
  be accompanied by notice given by proposed director of his willingness to be appointed (or reappointed).

27.4
The directors may require that any notice of a proposed director by a member include additional disclosure regarding such proposed director, including such person's interest in the Company.

27.5
A resolution for the appointment of two or more persons as directors by a single resolution is void unless a resolution that the resolution for appointment is proposed in this way has first been proposed by the meeting without a vote being given against it.

27.6
A director need not be a member.

27.7
All acts done by:

  27.7.1
  a meeting of the directors;

  27.7.2
  a meeting of a committee of the directors;

  27.7.3
  written resolution of the directors; or

  27.7.4
  a person acting as a director, or a committee,

    shall be valid notwithstanding that it is discovered afterwards that there was a defect in the appointment of a person or persons acting or that any of them were disqualified from holding office, had ceased to hold office or were not entitled to vote on the matter in question.

28.
TERMINATION OF DIRECTOR'S APPOINTMENT

28.1
A person ceases to be a director as soon as:

  28.1.1
  the period expires, if he has been appointed for a fixed period;

  28.1.2
  he ceases to be a director by virtue of any provision of the Act, is removed from office under the articles or is prohibited from being a director by law;

  28.1.3
  a bankruptcy order is made against him;

  28.1.4
  a composition is made with his creditors generally in satisfaction of his debts;

  28.1.5
  a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months and the directors resolve that he cease to be a director;

12

    28.1.6
    by reason of his mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have and the directors resolve that he cease to be a director;

    28.1.7
    he is absent, without the permission of the directors, from directors' meetings for six consecutive months and the directors resolve that he cease to be a director;

    28.1.8
    notification is received by the Company from the director that the director is resigning from office as director, and such resignation has taken effect in accordance with its terms; or

    28.1.9
    being an executive director he ceases, for whatever reason, to be employed or engaged by the Group (provided that this article 28.1.9 shall not apply to the initial directors as referred to in article 26).

28.2
A unanimous resolution of the directors (excluding the director the subject of this article) declaring a director to have ceased to be a director under the terms of this article is conclusive as to the fact and grounds of cessation stated in the resolution.

28.3
If a director ceases to be a director for any reason, he shall cease to be a member of any committee of the directors.

29.
DIRECTORS' FEES

29.1
Directors may undertake any services for the Company that the directors decide.

29.2
Unless otherwise determined by ordinary resolution, directors are entitled for their services to such total fees as the directors determine (or such sum as the Company may decide by ordinary resolution). The total fees will be divided among the directors in the proportions that the directors decide. If no decision is made, the total fees will be divided equally. A fee payable under this article 29.2 is distinct from any salary, remuneration or other amount payable to a director under the articles or otherwise. Unless the directors determine otherwise, a fee payable under this article 29.2 accrues from day to day.

29.3
Subject to the Act and the articles, directors' fees may be payable in any form and, in particular, the directors may arrange for part of a fee payable under this article 29 to be provided in the form of fully paid shares of the Company. The amount of the fee payable in this way is at the directors' discretion. The amount of the fee will be applied to purchase or subscribe for shares on behalf of the director.

29.4
Unless the directors decide otherwise, a director is not accountable to the Company for any remuneration which he receives as a director or other officer or employee of the Company's subsidiary undertakings or of any other body corporate in which the Company is interested.

30.
DIRECTORS' ADDITIONAL REMUNERATION

30.1
The directors can pay additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses to any director who at the request of the directors:

  30.1.1
  makes a special journey for the Company;

  30.1.2
  performs a special service for the Company; or,

  30.1.3
  works abroad in connection with the Company's business.

13

31.
DIRECTORS' PENSIONS AND OTHER BENEFITS

31.1
The directors may decide whether to pay or provide (by insurance or otherwise):

  31.1.1
  pensions, retirement or superannuation benefits;

  31.1.2
  death, sickness or disability benefits;

  31.1.3
  gratuities; or,

  31.1.4
  other allowances,

    to any person who is or who was a director of:

    31.1.5
    the Company;

    31.1.6
    a subsidiary undertaking of the Company;

    31.1.7
    any company which is or was allied to or associated with the Company or any of its subsidiary undertakings; or

    31.1.8
    a predecessor in business of the Company or any of its subsidiary undertakings,

    or to a member of his family including a spouse, former spouse or a person who is (or was) dependent on him.

31.2
For the purpose of article 31.1, the directors may establish, maintain, subscribe and contribute to any scheme trust or fund and pay premiums. The directors may arrange for this to be done either by the Company alone or in conjunction with another person.

32.
REMUNERATION OF EXECUTIVE DIRECTORS

32.1
The salary or remuneration of a director appointed to hold employment or executive office in accordance with these articles may be:

  32.1.1
  a fixed sum;

  32.1.2
  wholly or partly governed by business done or profits made; or

  32.1.3
  as the directors decide.

    This salary or remuneration may be in addition to or instead of a fee payable to him for his services as a director under these articles.

33.
DIRECTORS' EXPENSES

33.1
The Company may repay any reasonable travelling, hotel and other expenses which a director properly incurs in performing his duties as director in connection with his attendance at:

  33.1.1
  directors' meetings;

  33.1.2
  committee meetings;

  33.1.3
  general meetings; or

  33.1.4
  separate meetings of the holders of any class of shares or of debentures of the Company,

    or otherwise in connection with the exercise of their powers and the discharge of his responsibilities in relation to the Company.

14

33.2
Subject to the Act, the directors may make arrangements to provide a director with funds to meet expenditure incurred (or to be incurred) by him for the purposes of:

  33.2.1
  the Company;

  33.2.2
  enabling him to properly perform his duties as an officer of the Company; or

  33.2.3
  enabling him to avoid incurring any such expenditure.

PART 3
DECISION-MAKING BY MEMBERS

ORGANISATION OF GENERAL MEETINGS

34.
ANNUAL GENERAL MEETINGS

34.1
Subject to the Act, the Company must hold an annual general meeting within six months following its accounting fiscal year end date.

34.2
The directors may decide where and when to hold annual general meetings.

35.
CALLING GENERAL MEETINGS

35.1
The directors may call a general meeting whenever they think fit.

35.2
On the requirement of members under the Act, the directors must call a general meeting:

  35.2.1
  within 21 days from the date on which the directors become subject to the requirement; and

  35.2.2
  to be held on a date not more than 28 days after the date of the notice calling the meeting.

35.3
At a general meeting called by a requisition (or by requisitionists), no business may be transacted except that stated by the requisition or proposed by the directors.

35.4
A general meeting may also be called under this article 35.4. if:

  35.4.1
  the Company has fewer than two directors; and

  35.4.2
  the director (if any) is unable or unwilling to appoint sufficient directors to make up a quorum or to call a general meeting to do so,

    then two or more members may call a general meeting (or instruct the secretary to do so) for the purpose of appointing one or more directors.

36.
NOTICE OF GENERAL MEETINGS

36.1
At least 21 clear days' notice must be given to call an annual general meeting. Subject to the Act, at least 14 clear days' notice must be given to call all other general meetings. A general meeting may be called by shorter notice if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95 per cent. in nominal value of the shares giving that right.

36.2
Notice of a general meeting must be given to:

  36.2.1
  the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice);

  36.2.2
  the directors;

15

    36.2.3
    beneficial owners nominated to enjoy information rights under the Act; and

    36.2.4
    the auditors.

36.3
The directors may decide that persons entitled to receive notices of a general meeting are those on the register at the close of business on a day the directors decide.

36.4
The notice of a general meeting must specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day , before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.

36.5
In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

36.6
The accidental omission to give notice of a general meeting or to send, supply or make available any document or information relating to a meeting to, or the non receipt of any such notice, document or information by, a person entitled to receive any such notice, document or information will not invalidate the proceedings at that meeting.

36.7
Subject to the Act, if, after the sending of notice of a general meeting, the directors decide that it is impractical or unreasonable for any reason to hold a general meeting at the time, date or place set out in the notice for calling the meeting, they can move or postpone the meeting (or both). Subject to the Act, if the directors do this, an announcement of the time, date and place of the re-arranged meeting will, if practical, be published in at least two national newspapers in the United Kingdom. Notice of the business of the meeting does not need to be given again. The directors must take reasonable steps to ensure that any member trying to attend the meeting at the original time, date and/or place is informed of the new arrangements. If a meeting is re-arranged in this way, proxy forms can be delivered as specified in article 54. The directors can also move or postpone (or both) the re-arranged meeting under this article.

37.
ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

37.1
The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak and vote at it.

37.2
A person is able to exercise the right to vote at a general meeting when:

  37.2.1
  that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

  37.2.2
  that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

38.
MEETING SECURITY

38.1
The directors may make any arrangement and impose any restriction they consider appropriate to ensure the security of a general meeting including the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place.

16

38.2
The directors may authorise one or more persons, including a director or the secretary or the chairman of the meeting, to:

  38.2.1
  refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

  38.2.2
  eject from a meeting any person who causes the proceedings to become disorderly.

39.
QUORUM FOR GENERAL MEETINGS

39.1
No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending the meeting do not constitute a quorum.

39.2
If the Company has only one member entitled to attend and vote at the general meeting, one qualifying person present at the meeting and entitled to vote is a quorum.

39.3
Subject to the Act, in all cases other than that in article 39.2, members representing a majority of the votes of the Company present at the meeting and entitled to vote are a quorum.

40.
CHAIRING GENERAL MEETINGS

40.1
If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

40.2
If the chairman is absent and the directors have appointed a vice, deputy or assistant chairman, then the senior of them shall act as the chairman.

40.3
If the directors have not appointed a chairman (or vice, deputy or assistant chairman), or if the chairman (or vice, deputy or assistant chairman) is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start:

  40.3.1
  the directors present; or

  40.3.2
  (if no directors are present), the meeting,

    must appoint a director or member to chair the meeting. If only one director is present and willing and able to act, he shall be the chairman. The appointment of the chairman of the meeting must be the first business of the meeting.

40.4
The person chairing a meeting in accordance with this article is referred to as "the chairman of the meeting".

41.
CONDUCT OF MEETING

41.1
Without prejudice to any other power which he may have under the articles or at common law, the chairman of the meeting may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting. His decision on matters of procedure or arising incidentally from the business of the meeting will be final, as will be his decision as to whether any matter is of such a nature.

41.2
If it appears to the chairman of the meeting that the meeting place specified in the notice calling the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

  41.2.1
  participate in the business for which the meeting has been called;

  41.2.2
  exercise his rights to speak and to vote at the meeting in accordance with article 37;

17

    41.2.3
    hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

    41.2.4
    be heard and seen by all other persons present in the same way.

42.
ATTENDANCE AND SPEAKING BY DIRECTORS AND NON-MEMBERS

42.1
Directors may attend and speak at general meetings whether or not they are members.

42.2
The chairman of the meeting may permit other persons who are not:

  42.2.1
  members of the Company, or

  42.2.2
  otherwise entitled to exercise the rights of members in relation to general meetings,

    to attend and speak at a general meeting if he considers it will assist the deliberations of the meeting.

43.
DISSOLUTION AND ADJOURNMENT IF QUORUM NOT PRESENT

43.1
If a general meeting was requisitioned by members and the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a quorum, or if during the meeting a quorum ceases to be present, the meeting is dissolved.

43.2
In the case of a general meeting other than one requisitioned by members, if the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a quorum, or if during the meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

43.3
The continuation of a general meeting adjourned under article 43.2 for lack of quorum is to take place either:

  43.3.1
  on a day that is not less than 14 days but not more than 28 days after it was adjourned and at a time and/or place specified for the purpose in the notice calling the meeting; or

  43.3.2
  where no such arrangements have been specified, on a day that is not less than 14 days but not more than 28 days after it was adjourned and at such time and/or place as the chairman of the meeting decides (or, in default, the directors decide).

43.4
In the case of a general meeting to take place under article 43.3.2, the Company must give not less than seven clear days' notice of any adjourned meeting and the notice must state the quorum requirement.

43.5
At an adjourned meeting the quorum is one qualifying person present and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved.

44.
ADJOURNMENT IF QUORUM PRESENT

44.1
The chairman may, with the consent of a general meeting at which a quorum is present (and must, if so directed by the meeting), adjourn a meeting from time to time and from place to place or for an indefinite period.

18

44.2
Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman of the meeting may, without the consent of the general meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

  44.2.1
  secure the proper and orderly conduct of the meeting;

  44.2.2
  give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

  44.2.3
  ensure that the business of the meeting is properly disposed of.

45.
NOTICE OF ADJOURNED MEETING

45.1
Whenever a general meeting is adjourned for 28 days or more or for an indefinite period under article 44 at least seven clear days' notice shall be given to:

  45.1.1
  the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice);

  45.1.2
  the directors;

  45.1.3
  beneficial owners nominated to enjoy information rights under the Act; and

  45.1.4
  the auditors.

    Except in these circumstances it is not necessary to give notice of a general meeting adjourned under article 44 or of the business to be transacted at the adjourned meeting.

45.2
The directors may decide that persons entitled to receive notice of an adjourned meeting in accordance with this article 45 are those persons entered on the register at the close of business on a day determined by the directors.

45.3
The notice of an adjourned meeting given in accordance with this article 45 shall also specify a time (which shall not be more than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice will be disregarded in determining the rights of any person to attend or vote.

46.
BUSINESS AT ADJOURNED MEETING

46.1
No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

47.
VOTING: GENERAL

47.1
A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.

19

47.2
Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, on a vote on a resolution:

  47.2.1
  on a show of hands at a meeting:

  (a)
  every qualifying person (not being a proxy) present and entitled to vote on the resolution has one vote, save that if such person holds a Special Voting Share, they shall have, in aggregate, 1.9995 votes; and

  (b)
  every proxy present who has been appointed by a member entitled to vote on the resolution has one vote (save that if such member holds Special Voting Shares, the proxy shall have, in aggregate, 1.9995 votes), except where:

    (i)
    that proxy has been appointed by more than one member entitled to vote on the resolution; and

    (ii)
    the proxy has been instructed:

      (A)
      by one or more of those members to vote for the resolution and by one or more of those members to vote against the resolution; or

      (B)
      by one or more of those members to vote in the same way on the resolution (whether for or against) and one or more of those members has permitted the proxy discretion as to how to vote,

          in which case, the proxy has one vote for and one vote against the resolution (save that if any of those members hold Special Voting Shares, the proxy shall have, in aggregate, 1.9995 votes for and/or, in aggregate, 1.9995 votes against the resolution (as applicable)); and

    47.2.2
    on a poll taken at a meeting, every qualifying member present and entitled to vote on the resolution has one vote in respect of each Ordinary Share and 0.9995 votes in respect of each Special Voting Share held by the relevant member.

47.3
In the case of joint holders of a share, only the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by the Company.

47.4
A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court may vote by proxy if evidence (to the satisfaction of the directors) of the authority of the person claiming to exercise the right to vote is received at the registered office of the Company (or at another place specified in accordance with the articles for the delivery or receipt of forms of appointment of a proxy) or in any other manner specified in the articles for the appointment of a proxy within the time limits prescribed by the articles for the appointment of a proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

47.5
In the case of an equality of votes whether on a show of hands or on a poll, the chairman of the meeting shall not be entitled to a casting vote.

20

47.6
The Company is not obliged to verify that a proxy or corporate representative has acted in accordance with the terms of his appointment and any failure to so act in accordance with the terms of his appointment shall not affect the validity of any proceedings at a meeting of the Company.

48.
CHAIRMAN'S DECLARATION

48.1
Subject to article 50.1.2, on a vote on a show of hands a declaration by the chairman of the meeting that the resolution has or has not been passed, or has or has not been passed by a particular majority, is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

48.2
An entry in respect of such a declaration in minutes of the meeting recorded in accordance with section 355 of the Act is also conclusive evidence of that fact without such proof.

49.
ERRORS AND DISPUTES

49.1
No objection may be raised to the qualification of a voter or to the counting of, or failure to count, a vote except at the meeting or adjourned meeting at which the vote objected to is tendered. Every vote not disallowed at the meeting is valid.

49.2
Any such objection must be referred to the chairman of the meeting whose decision is final. An objection only invalidates the decision of a meeting if in the opinion of the chairman of the meeting, it is of sufficient magnitude to affect the decision of the meeting.

50.
DEMANDING A POLL

50.1
A poll on a resolution may be demanded:

  50.1.1
  in advance of the general meeting where it is to be put to the vote; or

  50.1.2
  at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

50.2
A poll may be demanded by:

  50.2.1
  the chairman of the meeting;

  50.2.2
  the directors;

  50.2.3
  five or more qualifying persons having the right to vote on the resolution;

  50.2.4
  a qualifying person (or qualifying persons) representing in total not less than 10 per cent. of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares in the Company held as treasury shares); or

  50.2.5
  a qualifying person (or qualifying persons) representing shares conferring a right to vote on a resolution, being shares on which a total sum has been paid up equal to not less than 10 per cent. of the total sum paid up on all shares conferring that right (excluding any voting rights attached to any shares in the Company held as treasury shares).

50.3
A demand for a poll may be withdrawn if:

  50.3.1
  the poll has not yet been taken, and

  50.3.2
  the chairman of the meeting consents to the withdrawal.

21

    A demand so withdrawn validates the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting will continue as if the demand had not been made.

51.
PROCEDURE ON A POLL

51.1
Subject to the articles, polls at general meetings must be taken when, where and in such manner as the chairman of the meeting directs.

51.2
The chairman of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared.

51.3
The result of a poll shall be the decision of the general meeting in respect of the resolution on which the poll was demanded.

51.4
A poll on:

  51.4.1
  the election of the chairman of the meeting; or

  51.4.2
  a question of adjournment,

    must be taken immediately.

51.5
Other polls must be taken within 30 clear days of their being demanded.

51.6
A demand for a poll (other than on the election of the chairman of the meeting or on a question of adjournment) does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded.

51.7
No notice need be given of a poll not taken immediately if the time, date and place at which it is to be taken are announced at the meeting at which it is demanded.

51.8
In any other case, at least seven clear days' notice must be given specifying the time, date and place at which the poll is to be taken.

51.9
On a poll taken at a general meeting of the Company, a qualifying person present and entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

52.
APPOINTMENT OF PROXY

52.1
A member may appoint another person as his proxy to exercise all (or any) of his rights to attend and to speak and to vote (both on a show of hands and on a poll) on:

  52.1.1
  a resolution;

  52.1.2
  an amendment of a resolution; or

  52.1.3
  on other business arising at a general meeting of the Company.

    Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to exercise all such rights, as the proxy thinks fit.

52.2
A member may appoint more than one proxy in relation to a general meeting, provided that each proxy is appointed to exercise the rights attached to different shares held by the member.

52.3
When two or more valid but differing appointments of proxy are received for the same share for use at the same general meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

22

52.4
A proxy need not be a member.

52.5
The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the general meeting as well as for the meeting to which it relates.

52.6
The appointment of a proxy shall be valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered by electronic means, for 12 months from the date of delivery unless otherwise specified by the directors.

52.7
Subject to the Act, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting.

53.
CONTENT OF PROXY NOTICES

53.1
Subject to article 53.2, the appointment of a proxy (a "proxy notice") shall be in writing in any usual form (or in another form approved by the directors) and shall be:

  53.1.1
  signed by the appointor or his duly appointed attorney; or,

  53.1.2
  if the appointor is a company, executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.

53.2
Subject to the Act, the directors may accept a proxy notice received by electronic means on such terms and subject to such conditions as they consider fit.

53.3
A proxy notice received by electronic means shall not be subject to the requirements of article 53.1.

53.4
For the purposes of articles 53.1 and 53.2, the directors may require such reasonable evidence they consider necessary to determine:

  53.4.1
  the identity of the member and the proxy; and

  53.4.2
  where the proxy is appointed by a person acting on behalf of the member, the authority of that person to make the appointment.

54.
DELIVERY OF PROXY NOTICES

54.1
Any notice of a general meeting must specify the address or addresses ("proxy notification address") at which the Company or its agents will receive proxy notices relating to that meeting, or any adjournment of it, delivered in hard copy or by electronic means.

54.2
A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been received by the Company by or on behalf of that person.

54.3
Subject to articles 54.4 and 54.5, a proxy notice must be received at a proxy notification address not less than 48 hours (excluding any part of a day that is not a working day) before the general meeting or adjourned meeting to which it relates.

54.4
In the case of:

  54.4.1
  a general meeting adjourned for not more than 48 hours; or

  54.4.2
  a poll not taken during the general meeting but taken not more than 48 hours after it was demanded,

    the proxy notice must be received by not later than the adjourned meeting or the meeting at which the poll was demanded.

23

54.5
In the case of:

  54.5.1
  a meeting adjourned for less than 28 days but more than 48 hours; or

  54.5.2
  a poll taken more than 48 hours after it is demanded,

    the proxy notice must be received at a proxy notification address not less than 24 hours (excluding any part of a day that is not a working day) before the time appointed for the holding of the adjourned meeting or the taking of the poll.

55.
CORPORATE REPRESENTATIVES

55.1
In accordance with the Act, a corporation which is a member may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any general meeting of the Company (a "corporate representative").

55.2
A director, the secretary or other person authorised for the purpose by the secretary may require a corporate representative to produce a certified copy of the resolution of authorisation before permitting the corporate representative to exercise his powers.

56.
TERMINATION OF AUTHORITY

56.1
The termination of the authority of a person to act as proxy or as a corporate representative does not affect:

  56.1.1
  whether he counts in deciding whether there is a quorum at a general meeting;

  56.1.2
  the validity of anything he does as chairman of a meeting;

  56.1.3
  the validity of a poll demanded by him at a general meeting; or

  56.1.4
  the validity of a vote given by that person,

    unless the Company receives notice of the termination at the proxy notification address not later than the last time at which a proxy notice should have been received in order to be valid for use at the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the general meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast.

57.
AMENDMENTS TO RESOLUTIONS

57.1
No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a grammatical or other non-substantive error) may be considered or voted on unless either:

  57.1.1
  at least 48 hours (excluding any part of a day that is not a working day) before the time appointed for holding the general meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been received at the registered office of the Company; or

  57.1.2
  the chairman of the meeting in his absolute discretion decides that the amendment may be considered or voted on.

    If an amendment proposed to a resolution under consideration is ruled out of order by the chairman of the meeting the proceedings on the substantive resolution are not invalidated by an error in his ruling.

24

57.2
A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if:

  57.2.1
  the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

  57.2.2
  the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

57.3
If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

RESTRICTIONS ON MEMBERS' RIGHTS

58.
NO VOTING OF SHARES ON WHICH MONEY OWED TO COMPANY

    Unless the directors decide otherwise, no voting rights (or other rights conferred by membership in relation to a meeting or poll) attached to a share may be exercised at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts payable to the Company in respect of that share have been paid.

APPLICATION OF RULES TO CLASS MEETINGS AND RIGHTS

59.
VARIATION OF CLASS RIGHTS

59.1
The Ordinary Shares and the Special Voting Shares constitute a single class of shares and are not divided into classes. Save as otherwise provided in these articles, any special rights attached to any shares in the capital of the Company may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the consent in writing of those entitled to attend and vote at general meetings of the Company representing 75 per cent. of the voting rights attaching to the Ordinary Shares and the Special Voting Shares, in aggregate, which may be exercised at such meetings, or with the sanction of 75 per cent. of those votes attaching to Ordinary Shares and the Special Voting Shares, in aggregate, cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at general meetings of the Company, but not otherwise.

59.2
[A resolution to vary any class rights relating to the giving, variation, revocation or renewal of any authority of the directors to allot shares or relating to a reduction of the Company's capital may only be varied or abrogated in accordance with the Act but not otherwise.]

59.3
The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Act.

59.4
Subject to sections 334(2), 334(2A) and section 334(3) of the Act, a separate meeting for the holders of a class of shares must be called and conducted as nearly as possible in the same way as a general meeting, except that:

  59.4.1
  no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

  59.4.2
  no vote may be cast except in respect of a share of that class;

25

    59.4.3
    the quorum at a meeting (other than an adjourned meeting) is two qualifying persons present and holding at least one-third in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares);

    59.4.4
    the quorum at an adjourned meeting is one qualifying person present and holding shares of that class; and

    59.4.5
    any qualifying person holding shares of that class present may demand a poll.

60.
DISCLOSURE OF INTERESTS IN SHARES

    Each member must comply with the notification obligations to the Company contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules (including, without limitation, the provisions of DTR 5.1.2) as if the Company were an issuer whose home member state is the United Kingdom, save that the obligation to notify the Company in accordance with the provisions of the Disclosure and Transparency Rules shall arise if the percentage of voting rights reaches, exceeds or falls below one per cent. and each one per cent. threshold thereafter (up or down) up to one hundred per cent. The provisions of this article apply in addition to any other obligations which may arise under any other applicable law or regulation.

61.
FAILURE TO DISCLOSE INTERESTS IN SHARES

61.1
Where notice is served by the Company under section 793 of the Act (a "section 793 notice") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "default shares", which expression includes any shares allotted or issued after the date of the section 793 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of service of the section 793 notice, the following sanctions apply, unless the directors otherwise decide:

  61.1.1
  the member shall not be entitled in respect of the default shares to be present or to vote (either in person, by proxy or by corporate representative) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

  61.1.2
  where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class (excluding any shares of their class held as treasury shares):

  (a)
  a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, under article 101, to receive shares instead of a dividend; and

  (b)
  no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

    (i)
    the member is not himself in default in supplying the information required; and

    (ii)
    the member proves to the satisfaction of the directors that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

61.2
The sanctions under article 61.1 cease to apply seven days after the earlier of:

  61.2.1
  receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

26

    61.2.2
    receipt by the Company, in a form satisfactory to the directors, of all the information required by the section 793 notice.

61.3
Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 793 notice to another person, it shall at the same time send a copy of the section 793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of article 61.1.

61.4
For the purposes of this article 61:

  61.4.1
  a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, under a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

  61.4.2
  "interested" shall be construed as it is for the purpose of section 793 of the Act;

  61.4.3
  reference to a person having failed to give the Company the information required by a section 793 notice, or being in default in supplying such information, includes:

  (a)
  reference to his having failed or refused to give all or any part of it; and

  (b)
  reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

  61.4.4
  the "prescribed period" means 14 days; and

  61.4.5
  an "excepted transfer" means, in relation to shares held by a member:

  (a)
  a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 of the Act); or

  (b)
  a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member or with any other person appearing to be interested in the shares.

61.5
The provisions of this article are in addition and without prejudice to the provisions of the Act.

PART 4
SHARES AND DISTRIBUTIONS
ISSUE OF SHARES

62.
ALLOTMENT AND PRE-EMPTION

62.1
Subject to the Act and relevant authority given by the Company in general meeting, the directors have general and unconditional authority to allot, grant options over, or otherwise dispose of, unissued shares of the Company or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the directors may decide, except that no share may be issued at a discount.

62.2
The directors have general and unconditional authority, pursuant to section 551 of the Act, to exercise all powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company to an aggregate nominal amount equal to the general allotment amount for (as the case may be) the first period and thereafter, each subsequent period.

27

62.3
By the authority conferred by article 62.2, the directors may during a period which is the first period or a subsequent period, make offers and enter into agreements before the authority expires which would, or might, require shares in the Company to be allotted or rights to subscribe for or convert any security in the Company to be granted after the authority expires and the directors may allot such shares or grant such rights under any such offer or agreement as if the authority had not expired.

62.4
The directors have general power, pursuant to section 570 of the Act, to allot equity securities for cash pursuant to the authority conferred by article 62.2 and/or where the allotment constitutes an allotment of equity securities by virtue of section 560(2) of the Act, in each case free of the restriction in section 561(1) of the Act for (as the case may be) the first period and thereafter, each subsequent period. This power is limited to the allotment of equity securities up to a nominal amount equal to the pre-emption disapplication amount.

62.5
By the power conferred by article 62.4, the board may, during a period which is a first period or a subsequent period, make offers and enter into agreements which would, or might, require equity securities to be allotted after the power expires and the directors may allot equity securities under any such offer or agreement as if the power had not expired.

62.6
In this article 62:

  62.6.1
  "first period" means the period commencing on incorporation and expiring on the date on which a resolution to renew the authority conferred by article 62.2 or the power conferred by article 62.4 (as the case may be) is passed or the fifth anniversary of the date of incorporation, whichever is the earlier;

  62.6.2
  "general allotment amount" means, for the first period, [€/$][    •    ]and, for a subsequent period, the amount stated in the relevant ordinary or special resolution and identified as the general allotment amount;

  62.6.3
  "pre-emption disapplication amount" means, for the first period, [€/$][    •    ] and, for a subsequent period, the amount stated in the relevant special resolution;

  62.6.4
  "subsequent period" means any period starting on or after the expiry of the first period for which the authority conferred by:

  (a)
  article 62.2 is renewed by ordinary or special resolution stating the general allotment amount;

  (b)
  article 62.4 is renewed by special resolution stating the pre-emption disapplication amount; and

  62.6.5
  the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

62.7
The directors may at any time after the allotment of a share, but before a person has been entered in the register as the holder of the share, recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions as the directors think fit.

28

63.
POWERS TO ISSUE DIFFERENT CLASSES OF SHARE

63.1
Subject to the Act and the articles, but without prejudice to the rights attached to any existing share, the Company may issue shares with such rights or restrictions as may be determined by ordinary resolution. If no such resolution is passed or if the relevant resolution does not make specific provision, the directors may determine these rights and restrictions.

63.2
Subject to the Act, the Company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

64.
RIGHTS AND RESTRICTIONS ATTACHING TO SHARES

    Ordinary Shares

64.1
The Ordinary Shares shall entitle the holders thereof to the rights set out below.

    Dividend

64.2
The directors may declare and pay dividends on the Ordinary Shares in accordance with articles 93 to 101.

    Return of capital

64.3
On a return of capital on a winding-up or otherwise, any surplus assets of the Company available for distribution shall be distributed to each holder of an Ordinary Share pro rata to its shareholding.

    Votes

64.4
Subject to article 61, each holder of an Ordinary Share shall have one vote for every Ordinary Share of which it is the holder.

    Transfer

64.5
Ordinary Shares are freely transferable.

    Further Rights

64.6
Each Ordinary Share entitles a member to elect, after such Ordinary Share has been held by that [member (legally and beneficially, or, if such member only holds legal title to the Ordinary Share, then on behalf of the same beneficial owner)] for a continuous period of three years, to receive one Special Voting Share in respect of that Ordinary Share (and which shall be considered to be "associated with" that Ordinary Share).2

    Special Voting Shares

64.7
The Special Voting Shares shall entitle the holders thereof to the rights set out below.

    Dividend

64.8
The holders of the Special Voting Shares shall not be entitled to participate in the profits of the Company.

    Return of capital

64.9
On a return of capital of the Company on a winding up or otherwise, the holders of the Special Voting Shares shall be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of, in aggregate, €1 after the holders of Ordinary Shares have been paid in accordance with article 64.3 but shall not be entitled to any further participation in the assets of the Company.

2
DTC/clearing mechanics, and notice and verification mechanics to be provided.

29

    Voting

64.10
Subject to article 61, the holders of the Special Voting Shares shall have 0.9995 votes for every Special Voting Share of which it is the holder.

    Transfer

64.11
The Special Voting Shares may not be transferred, save for transfers to the Nominee, any transmittee of shares, and in accordance with article 64.13.

    Redemption or repurchase

64.12
No Special Voting Shares may be purchased or redeemed by the Company except in accordance with the provisions of article 64.13 or to reduce the number of Special Voting Shares held by the Nominee, but only to the extent this would not in the reasonable opinion of the board reduce the number of Special Voting Shares available to members pursuant to article 64.6. The Company may redeem Special Voting Shares from the Nominee in accordance with this article 64.12 [by payment to the Nominee of the nominal value of such shares].

    Mandatory transfer, redemption or repurchase

64.13
If the holder of Special Voting Shares transfers one or more Ordinary Shares which have associated Special Voting Shares, such holder must deliver to the [Company/Registrar/Nominee] an executed stock transfer form pursuant to which the associated Special Voting Shares shall be transferred for nil consideration to the Nominee. If such holder fails to deliver such stock transfer form, the Company has the right, in its absolute discretion:

  64.13.1
  to serve a notice of redemption or repurchase (the "Redemption Notice") on such holder pursuant to which (provided that the Company has sufficient distributable profits):

  (a)
  the Company shall redeem or repurchase the Special Voting Share(s) associated with the Ordinary Share(s) transferred [at a value equal to the nominal value of a Special Voting Share multiplied by the number of Special Voting Shares the subject of the redemption or repurchase]3 (the "Redemption Price");

  (b)
  on the redemption or repurchase date specified in any Redemption Notice, the Special Voting Share(s) specified in the Redemption Notice shall be redeemed or repurchased [and cancelled], whether or not the holder delivers a share certificate or an indemnity in a form reasonably satisfactory to the directors in respect of a share certificate which cannot be produced. The Redemption Price shall be paid by the Company upon production of the relevant share certificate or satisfactory indemnity at the registered office of the Company. If a holder produces neither the share certificate nor a satisfactory indemnity, the Company may retain the Redemption Price, which shall not bear interest, until delivery of the certificate or a satisfactory indemnity. [The Company shall cancel each share certificate in respect of redeemed or repurchased Special Voting Shares.]; or

3
If SVSs are repurchased or redeemed at their nominal value the total amount that would be paid for repurchase or redemption of all of the SVSs would be €57,100.

30

    64.13.2
    to serve a transfer notice (the "Transfer Notice") on such holder (the "Compulsory Seller"), pursuant to which:

    (a)
    the Company shall direct the Compulsory Seller to transfer the Special Voting Share(s) associated with the Ordinary Share(s) which have been or are being transferred to the Nominee for nil consideration;

    (b)
    on the date specified in any Transfer Notice, the Special Voting Share(s) specified in the Transfer Notice shall be transferred to the Nominee. If a Compulsory Seller fails to deliver an executed stock transfer form and share certificate or a satisfactory indemnity, the directors may authorise any director to execute an instrument of transfer in respect of the relevant Special Voting Share(s) on the Compulsory Seller's behalf; or

    64.13.3
    to convert such Special Voting Share(s) into deferred shares, carrying no voting rights and no economic rights (or any other rights), save on a return of capital on a winding up or otherwise, the deferred shares shall entitle the holder(s) of such shares to, in aggregate, €1;

    and in each case from the date of the transfer of the Ordinary Share(s), the Special Voting Share(s) associated with those Ordinary Share(s) will cease to confer on such member any rights, including any rights to vote, whether exercisable at any general meeting or at any separate meeting of the class in question or otherwise.

64.14
If rights and restrictions attaching to shares are determined by ordinary resolution or by the directors under article 63, those rights and restrictions shall apply in place of any rights or restrictions that would otherwise apply by virtue of the Act in the absence of any provisions in the articles, as if those rights and restrictions were set out in the articles.

65.
NOMINEE4

65.1
The Nominee shall exercise the votes attaching to the Special Voting Shares held by it from time to time in the same percentage as the outcome of the vote of any general meeting.

65.2
[Subject to the provisions of the Act, but without prejudice to any indemnity to which the Nominee may otherwise be entitled, the Nominee is entitled to be indemnified out of the assets of the Company against all costs, charges losses and liabilities incurred by it as a result of investigating, defending or settling a claim made against it in its capacity as Nominee by the Company or any of the members (or any person interested in shares) unless and to the extent that such costs, charge, loss or liability is due to the fraud, negligence or wilful default of the Nominee.

65.3
Save as otherwise expressly provided in these articles, the Nominee shall not be liable to the Company in respect of anything done or omitted to be done by it in its capacity as the Nominee under or in relation to any of the articles otherwise than by reason of its own fraud, negligence or wilful default.

65.4
The Nominee:

  65.4.1
  does not owe any duty to any member (or any person interested in shares);

4
Nominee arrangements to be discussed with Registrar/DTC in due course and further mechanics to be included in this article (or a separate deed poll entered into by the nominee in favour of SVSs holders from time to time).

31

    65.4.2
    shall be immune from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process brought against it by any member (or any person interested in shares); and

    65.4.3
    shall not be liable to any member (or any person interested in shares),

    in respect of anything done or omitted to be done by it in its capacity as the Nominee otherwise than by reason of its own fraud, negligence or wilful default.]

65.5
Without prejudice to article 65.3, no member (or any person interested in shares) shall commence proceedings against the Nominee in respect of any action or omission of the Nominee in its capacity as the Nominee which is in accordance with the articles. If the Nominee ceases to act for any reason, the directors shall be entitled, but not obliged, to appoint a replacement to act as Nominee.

65.6
For the avoidance of doubt, in exercising the votes attaching to the Special Voting Shares held by it from time to time, the Nominee in its capacity as the Nominee shall have no fiduciary duty to the Company or any member (or any person interested in shares), and its only liabilities and duties with respect to the exercise of such votes shall be owed to the Company as expressly set out in an agreement with any member of the Group, if any, concerning the exercise of such votes.

66.
PAYMENT OF COMMISSIONS ON SUBSCRIPTION FOR SHARES

66.1
Subject to the Act, the Company may pay any person a commission in consideration for that person:

  66.1.1
  subscribing, or agreeing to subscribe, for shares; or

  66.1.2
  procuring, or agreeing to procure, subscriptions for shares.

66.2
Subject to the Act, any such commission may be paid:

  66.2.1
  in cash, or in fully paid or partly paid shares or other securities, or partly in one way and partly in the other; and

  66.2.2
  in respect of a conditional or an absolute subscription.

67.
PURCHASE OF OWN SHARES

67.1
Subject to, and in accordance with, the provisions of Act, the Company is authorised generally and unconditionally to purchase any of its own shares of any class (including redeemable shares) provided that:

  67.1.1
  the maximum aggregate number of Ordinary Shares authorised to be purchased is [US$][    •    ];

  67.1.2
  the maximum aggregate number of Special Voting Shares authorised to be purchased is [US$/€][    •    ] provided that the maximum price that may be paid to purchase a Special Voting Share is its nominal value;

  67.1.3
  the authority conferred by this resolution shall expire on the fifth anniversary of the date of adoption of these articles, save that the Company may, before the expiry of the authority granted by this article, enter into a contract to purchase shares which will or may be executed wholly or partly after the expiry of such authority.

32

 INTERESTS IN SHARES

68.
COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

    Except as required by law or the articles, no person is to be recognised by the Company as holding any share upon any trust and the Company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

SHARE CERTIFICATES5

69.
CERTIFICATES TO BE ISSUED EXCEPT IN CERTAIN CASES

69.1
Except where otherwise provided in the articles, the Company must issue each member with one or more certificates in respect of the shares which that member holds within two months of allotment or lodgement with the Company of a transfer to him of those shares or any other period as the terms of issue of the shares provide.

69.2
This article does not apply to:

  69.2.1
  shares in respect of which a share warrant has been issued; or

  69.2.2
  shares in respect of which the Companies Acts permit the Company not to issue a certificate.

69.3
Except as otherwise specified in the articles, all certificates must be issued free of charge.

69.4
No certificate may be issued in respect of shares of more than one class.

69.5
If more than one person holds a share, only one certificate may be issued in respect of it. Delivery of a certificate to the senior holder shall constitute delivery to all of the holders of the share.

70.
CONTENTS AND EXECUTION OF CERTIFICATES

70.1
Every certificate must specify:

  70.1.1
  in respect of how many shares and of what class it is issued;

  70.1.2
  the nominal value of those shares;

  70.1.3
  the amount paid up on them; and

  70.1.4
  any distinguishing numbers assigned to them.

70.2
Certificates must:

  70.2.1
  be executed under the Company's seal, which may be affixed or printed on it; or

  70.2.2
  be otherwise executed in accordance with the Companies Acts.

71.
CONSOLIDATED CERTIFICATES

71.1
When a member's holding of shares of a particular class increases, the Company may issue that member with:

  71.1.1
  a single, consolidated certificate in respect of all the shares of a particular class which that member holds; or

5
DTC/clearing mechanics to be added.

33

    71.1.2
    a separate certificate in respect of only those shares by which that member's holding has increased.

71.2
When a member's holding of shares of a particular class is reduced, the Company must ensure that the member is issued with one or more certificates in respect of the number of shares held by the member after that reduction. But the Company need not (in the absence of a request from the member) issue any new certificate if:

  71.2.1
  all the shares which the member no longer holds as a result of the reduction; and

  71.2.2
  none of the shares which the member retains following the reduction,

    were, immediately before the reduction, represented by the same certificate.

71.3
A member may request the Company, in writing, to replace:

  71.3.1
  the member's separate certificates with a consolidated certificate, or

  71.3.2
  the member's consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify.

71.4
When the Company complies with such a request it may charge such reasonable fee as the directors may decide for doing so.

71.5
A consolidated certificate or separate certificates must not be issued unless any certificates which they are to replace have first been returned to the Company for cancellation or the holder has complied with such conditions as to evidence and indemnity as the directors decide.

72.
REPLACEMENT CERTIFICATES

72.1
Subject to having first complied with the obligations in articles 72.2.2 and 72.2.3, if a certificate issued in respect of a member's shares is:

  72.1.1
  damaged or defaced; or

  72.1.2
  said to be lost, stolen or destroyed,

    that member is entitled to be issued with a replacement certificate in respect of the same shares.

72.2
A member exercising the right to be issued with such a replacement certificate:

  72.2.1
  may at the same time exercise the right to be issued with a single certificate or separate certificates;

  72.2.2
  must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

  72.2.3
  must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

PARTLY PAID SHARES

73.
COMPANY'S LIEN OVER PARTLY PAID SHARES

73.1
The Company has a lien (the "company's lien") over every share which is partly paid for any part of:

  73.1.1
  that share's nominal value; and

  73.1.2
  any premium at which it was issued,

34

    which has not been paid to the Company, and which is payable immediately or at some time in the future, whether or not a call notice has been sent in respect of it.

73.2
The company's lien over a share:

  73.2.1
  takes priority over any third party's interest in that share; and

  73.2.2
  extends to any dividend or other money payable by the Company in respect of that share and (if the lien is enforced and the share is sold by the Company) the proceeds of sale of that share.

73.3
The directors may at any time decide that a share which is or would otherwise be subject to the Company's lien shall not be subject to it, either wholly or in part. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share solely for the purposes of the transfer.

74.
ENFORCEMENT OF THE COMPANY'S LIEN

74.1
Subject to the provisions of this article, if:

  74.1.1
  a lien enforcement notice has been given in respect of a share; and

  74.1.2
  the person to whom the notice was given has failed to comply with it,

    the Company may sell that share in such manner as the directors decide.

74.2
A lien enforcement notice:

  74.2.1
  must be in writing;

  74.2.2
  may only be given in respect of a share which is subject to the company's lien, in respect of which a sum is payable and the due date for payment of that sum has passed;

  74.2.3
  must specify the share concerned;

  74.2.4
  must require payment of the sum payable within 14 days of the notice;

  74.2.5
  must be addressed either to the holder of the share or to a person entitled to it by reason of the holder's death, bankruptcy or otherwise; and

  74.2.6
  must state the company's intention to sell the share if the notice is not complied with.

74.3
Where shares are sold under this article:

  74.3.1
  the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

  74.3.2
  the transferee is not bound to see to the application of the purchase money, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

74.4
The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied:

  74.4.1
  first, in payment or towards satisfaction of the amount in respect of which the lien exists; and

  74.4.2
  secondly, to the person entitled to the shares immediately before the sale, but only after the certificate for the shares sold has been surrendered to the Company for cancellation, or a suitable indemnity has been given for any lost certificates.

35

74.5
A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been sold to satisfy the Company's lien on a specified date:

  74.5.1
  is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

  74.5.2
  subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.

75.
CALL NOTICES

75.1
Subject to the articles and the terms on which shares are allotted, the directors may send a notice (a "call notice") to a member requiring the member to pay the Company a specified sum of money (a "call") which is payable in respect of shares which that member holds at the date of the call notice.

75.2
A call notice:

  75.2.1
  may not require a member to pay a call which exceeds the total sum unpaid on that member's shares (whether as to the share's nominal value or any amount payable to the Company by way of premium);

  75.2.2
  must state the date by which it is to be paid (the "due date for payment") and how any call to which it relates it is to be paid; and

  75.2.3
  may permit or require the call to be paid by instalments.

75.3
A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 days have passed since the notice was given.

75.4
Before the Company has received any call due under a call notice the directors may:

  75.4.1
  revoke it wholly or in part; or

  75.4.2
  specify a later time for payment than is specified in the call notice,

    by a further notice in writing to the member in respect of whose shares the call is made.

75.5
Delivery of a call notice to the senior holder shall constitute delivery to all of the holders of the share.

76.
LIABILITY TO PAY CALLS

76.1
Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which it is required to be paid.

76.2
Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

76.3
Subject to the terms on which shares are allotted, the directors may, when issuing shares, provide that call notices sent to the holders of those shares may require them:

  76.3.1
  to pay calls which are not the same; or

  76.3.2
  to pay calls at different times.

36

77.
WHEN CALL NOTICE NEED NOT BE ISSUED

77.1
A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the Company in respect of that share (whether in respect of nominal value or premium):

  77.1.1
  on allotment;

  77.1.2
  on the occurrence of a particular event; or

  77.1.3
  on a date fixed by or in accordance with the terms of issue,

    each a "due date for payment".

77.2
But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned at the due date for payment is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as a person having failed to comply with a call notice as regards the payment of interest and forfeiture.

78.
FAILURE TO COMPLY WITH CALL NOTICE: AUTOMATIC CONSEQUENCES

78.1
If a person is liable to pay a call and fails to do so by the due date for payment:

  78.1.1
  the directors may issue a notice of intended forfeiture to that person; and

  78.1.2
  until the call is paid, that person must pay the Company interest on the call from the due date for payment to the actual date of payment (both dates inclusive) at the relevant rate.

78.2
For the purposes of this article the "relevant rate" is:

  (a)
  the rate fixed by the terms on which the share in respect of which the call is due was allotted or issued; or

  (b)
  if no rate is fixed under (a), such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or

  (c)
  if no rate is fixed in either of these ways, 5 per cent. per annum.

78.3
The relevant rate must not exceed 20 per cent. per annum.

78.4
The directors may waive any obligation to pay interest on a call wholly or in part.

79.
PAYMENT OF UNCALLED AMOUNT IN ADVANCE

79.1
The directors may, in their discretion, accept from a member some or all of the uncalled amounts which are unpaid on shares held by him.

79.2
A payment in advance of a call extinguishes, to the extent of the payment, the liability of the member on the shares in respect of which the payment is made.

79.3
The Company may pay interest on the amount paid in advance (or that portion of it that exceeds the amount called on shares).

79.4
The directors may decide this interest rate which must not exceed 20 per cent. per annum.

37

80.
NOTICE OF INTENDED FORFEITURE

80.1
A notice of intended forfeiture:

  80.1.1
  must be in writing;

  80.1.2
  may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

  80.1.3
  must be sent to the holder of that share or to a person entitled to it by reason of the holder's death, bankruptcy or otherwise;

  80.1.4
  must require payment of the call and any accrued interest (and all costs, charges and expenses incurred by the Company by reason of non-payment) by a date which is not less than 14 days after the date of the notice;

  80.1.5
  must state how the payment is to be made; and

  80.1.6
  must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

81.
DIRECTORS' POWER TO FORFEIT SHARES

    If a notice of intended forfeiture is not complied with before the date by which payment (including interest, costs, charges and expenses) of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

82.
EFFECT OF FORFEITURE

82.1
Subject to the articles, the forfeiture of a share extinguishes:

  82.1.1
  all interests in that share, and all claims and demands against the Company in respect of it, and

  82.1.2
  all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the Company.

82.2
Any share which is forfeited in accordance with the articles:

  82.2.1
  is deemed to have been forfeited when the directors decide that it is forfeited;

  82.2.2
  is deemed to be the property of the Company; and

  82.2.3
  may be sold, re-allotted or otherwise disposed of as the directors think fit.

82.3
If a person's shares have been forfeited:

  82.3.1
  the Company must send that person notice that forfeiture has occurred, but no forfeiture is invalidated by an omission to give such notice, and record it in the register of members;

  82.3.2
  that person ceases to be a member in respect of those shares;

  82.3.3
  that person must surrender the certificate (if any) for the shares forfeited to the Company for cancellation;

  82.3.4
  that person remains liable to the Company for all sums payable by that person under the articles at the date of forfeiture in respect of those shares, including any interest at the relevant rate set out in article 79 (whether accrued before or after the date of forfeiture) and costs, charges and expenses; and

38

    82.3.5
    the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

82.4
At any time before the Company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.

83.
PROCEDURE FOLLOWING FORFEITURE

83.1
If a forfeited share is to be disposed of by being transferred, the Company may receive the consideration for the transfer and the directors may authorise any person to transfer a forfeited share to a new holder. The Company may register the transferee as the holder of the share.

83.2
A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been forfeited on a specified date:

  83.2.1
  is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

  83.2.2
  subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.

83.3
A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person's title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

83.4
If the Company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the Company the proceeds of such sale, net of any interest, expenses or commission, and excluding any amount which:

  83.4.1
  was, or would have become, payable; and

  83.4.2
  had not, when that share was forfeited, been paid by that person in respect of that share,

    but no interest is payable to such a person in respect of such proceeds and the Company is not required to account for any money earned on them.

84.
SURRENDER OF SHARES

84.1
A member may surrender any share:

  84.1.1
  in respect of which the directors may issue a notice of intended forfeiture;

  84.1.2
  which the directors may forfeit; or

  84.1.3
  which has been forfeited.

84.2
The directors may accept the surrender of any such share.

84.3
The effect of surrender of a share is the same as the effect of forfeiture of that share.

84.4
A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

39

 UNTRACED SHAREHOLDERS

85.
POWER OF SALE

85.1
The Company may sell the share of a member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

  85.1.1
  during a period of not less than 12 years before the date of publication of the advertisements referred to in article 85.1.3 (or, if published on two different dates, the first date) (the "relevant period") at least three cash dividends have become payable in respect of the share;

  85.1.2
  throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by article 95.1 has been claimed or accepted and, so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

  85.1.3
  the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; and

  85.1.4
  the Company has not, so far as the directors are aware, during a further period of three months after the date of the advertisements referred to in article 85.1.3 (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share.

85.2
Where a power of sale is exercisable over a share under this article 85 (a "sale share"), the Company may at the same time also sell any additional share issued in right of such sale share or in right of such an additional share previously so issued provided that the requirements of articles 85.1.2 to 85.1.4 (as if the words "throughout the relevant period" were omitted from article 85.1.2) have been satisfied in relation to the additional share.

85.3
To give effect to a sale under articles 85.1 or 85.2, the directors may authorise any person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale of the share.

86.
APPLICATION OF PROCEEDS OF SALE

86.1
The Company shall be indebted to the member or other person entitled by transmission to the share for the net proceeds of sale and shall credit any amount received on sale to a separate account.

86.2
The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person.

86.3
Any amount credited to the separate account may either be employed in the business of the Company or invested as the directors may think fit.

40

86.4
No interest is payable on that amount and the Company is not required to account for money earned on it.

TRANSFERS AND TRANSMISSION OF SHARES

87.
TRANSFERS OF SHARES

87.1
The directors may, in their absolute discretion, refuse to register a transfer of shares to any person, whether or not it is fully paid or a share on which the Company has a lien.

87.2
Shares may be transferred by means of an instrument of transfer in writing in any usual form or any other form approved by the directors, which is executed by or on behalf of:

  87.2.1
  the transferor; and

  87.2.2
  (if any of the shares is partly paid) the transferee.

87.3
The Company (at its option) may or may not charge a fee for registering:

  87.3.1
  the transfer of a share; or

  87.3.2
  for making any other entry in the register.

87.4
If the directors refuse to register the transfer of a share, the instrument of transfer must be returned to the transferee as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company with the notice of refusal and reasons for refusal unless they suspect that the proposed transfer may be fraudulent.

87.5
Subject to article 111, the Company may retain all instruments of transfer which are registered.

88.
TRANSMISSION OF SHARES

88.1
If title to a share passes to a transmittee, the Company may only recognise the transmittee as having any title to a share held by that member alone or to which he was alone entitled. In the case of a share held jointly by two or more persons, the Company may recognise only the survivor or survivors as being entitled to it.

88.2
Nothing in these articles releases the estate of a deceased member from any liability in respect of a share solely or jointly held by that member.

89.
TRANSMITTEES' RIGHTS

89.1
Where a person become entitled by transmission to a share, the rights of the holder in relation to a share cease.

89.2
A transmittee may give an effective receipt for dividends and other sums payable in respect of that share.

89.3
A transmittee who produces such evidence of entitlement to shares, subject to the Act, as the directors may properly require:

  89.3.1
  may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person; and

  89.3.2
  subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.

89.4
But transmittees do not have the right to receive notice of or exercise rights conferred by membership in relation to meetings of the Company (or at a separate meeting of the holders of a class of shares) in respect of shares to which they are entitled by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.

41

90.
EXERCISE OF TRANSMITTEES' RIGHTS

90.1
Transmittees who wish to become the holders of shares to which they have become entitled must notify the Company in writing of that wish.

90.2
If the transmittee wishes to have the share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

90.3
Any transfer made or executed under this article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

91.
TRANSMITTEES BOUND BY PRIOR NOTICES

91.1
The directors may give notice requiring a person to make the choice referred to in article 89.3.1.

91.2
If that notice is not complied with within 60 days, the directors may withhold payment of all dividends and other sums payable in respect of the share until the choice has been made.

91.3
If a notice is given to a member in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the member before the transmittee's name has been entered in the register.

CONSOLIDATION/DIVISION OF SHARES

92.
PROCEDURE FOR DISPOSING OF FRACTIONS OF SHARES

92.1
This article applies where:

  92.1.1
  there has been a consolidation and division or sub-division shares; and

  92.1.2
  as a result, members are entitled to fractions of shares.

92.2
Subject to the Act, the directors may, in effecting divisions and/or consolidations, treat a member's shares held in certificated form and uncertificated form as separate holdings.

92.3
The directors may on behalf of the members deal with fractions as they think fit, in particular they may:

  92.3.1
  sell the shares representing the fractions to any person including (subject to the Act) the Company for the best price reasonably obtainable;

  92.3.2
  in the case of a certificated share, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser;

  92.3.3
  distribute the net proceeds of sale in due proportion among the holders of the shares or, if the directors decide, some or all of the sum raised on sale may be retained for the benefit of the Company;

  92.3.4
  subject to the Act, allot or issue to a member, credited as fully paid, by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation and division or sub-division, as the case may be).

42

92.4
To give effect to a sale under article 92.3.1 the directors may arrange for the shares representing the fractions to be entered in the register as certificated shares.

92.5
The directors may authorise any person to transfer the shares to, or to the direction of, the purchaser.

92.6
The person to whom the shares are transferred is not obliged to ensure that any purchase money is received by the person entitled to the relevant fractions.

92.7
The transferee's title to the shares is not affected by any irregularity in or invalidity of the process leading to their sale.

92.8
If shares are allotted or issued under article 92.3.4, the amount required to pay up those shares may be capitalised as the directors think fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares.

92.9
A resolution of the directors capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company under article 102. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 102 without an ordinary resolution of the Company.

DISTRIBUTIONS

93.
PROCEDURE FOR DECLARING DIVIDENDS

93.1
Subject to the Act and the articles, the Company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

93.2
A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

93.3
No dividend may be declared or paid unless it is in accordance with members' respective rights.

93.4
Unless the members' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each member's holding of shares on the date of the resolution or decision to declare or pay it.

93.5
The directors may pay any dividend (including any dividend payable at a fixed rate) if it appears to them that the profits available for distribution justify the payment.

93.6
If the Company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

93.7
If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

94.
CALCULATION OF DIVIDENDS

94.1
Except as otherwise provided by the articles or the rights attached to or the terms of issue of shares, all dividends must be:

  94.1.1
  declared and paid according to the amounts paid up on the shares on which the dividend is paid; and

43

    94.1.2
    apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

94.2
If any share is issued on terms providing that it ranks for dividend as from a particular date, that share ranks for dividend accordingly.

94.3
For the purposes of calculating dividends, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

94.4
Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency.

94.5
The directors may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

95.
PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS

95.1
Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means:

  95.1.1
  in cash;

  95.1.2
  by transfer to a bank or building society account specified by the distribution recipient in writing or as the directors otherwise decide;

  95.1.3
  by sending a cheque, warrant or money order made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient in writing or as the directors otherwise decide;

  95.1.4
  by sending a cheque, warrant or money order made payable to such person by post to such person at such address as the distribution recipient has specified in writing or as the directors otherwise decide; or

  95.1.5
  by any other means of payment as the directors agree with the distribution recipient either in writing or by such other means as the directors decide.

95.2
In respect of the payment of any dividend or other sum which is a distribution, the directors may decide, and notify distribution recipients, that:

  95.2.1
  one or more of the means described in article 95.1 will be used for payment and a distribution recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the directors;

  95.2.2
  one or more of such means will be used for the payment unless a distribution recipient elects otherwise in the manner prescribed by the directors; or

  95.2.3
  one or more of such means will be used for the payment and that distribution recipients will not be able to elect otherwise.

    The directors may for this purpose decide that different methods of payment may apply to different distribution recipients or groups of distribution recipients.

44

95.3
In the event that:

  95.3.1
  a distribution recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend or other distribution by the means by which the directors have decided in accordance with this article that a payment is to be made, or by which the distribution recipient has elected to receive payment, and such address or details are necessary in order for the Company to make the relevant payment in accordance with such decision or election; or

  95.3.2
  if payment cannot be made by the Company using the details provided by the distribution recipient,

    then the dividend or other distribution shall be treated as unclaimed for the purposes of these articles.

95.4
In the articles, the "distribution recipient" means, in respect of a share in respect of which a dividend or other sum is payable:

  95.4.1
  the holder of the share;

  95.4.2
  if the share has two or more joint holders, the senior holder;

  95.4.3
  if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee (or, where two or more person are jointly entitled by transmission to the share, to any one transmittee and that person shall be able to give effective receipt for payment); or

  95.4.4
  in any case, to a person that the person or persons entitled to payment may direct in writing.

95.5
Every cheque, warrant or money order sent by post is sent at the risk of the distribution recipient. If payment is made by transfer to a bank or building society account, by means of a relevant system or by another method at the direction of the distribution recipient, the Company is not responsible for amounts lost or delayed in the course of making that payment.

95.6
Without prejudice to article 91, the directors may withhold payment of a dividend (or part of a dividend) payable to a transmittee until he has provided such evidence of his right as the directors may reasonably require.

96.
DEDUCTIONS FROM DISTRIBUTIONS IN RESPECT OF SUMS OWED TO THE COMPANY

96.1
If:

  96.1.1
  a share is subject to the Company's lien; and

  96.1.2
  the directors are entitled to issue a lien enforcement notice in respect of it,

    they may, instead of issuing a lien enforcement notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the Company in respect of that share to the extent that they are entitled to require payment under a lien enforcement notice.

96.2
Money so deducted must be used to pay any of the sums payable in respect of that share.

96.3
The Company must notify the distribution recipient in writing of:

  96.3.1
  the fact and amount of any such deduction;

45

    96.3.2
    any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and

    96.3.3
    how the money deducted has been applied.

97.
NO INTEREST ON DISTRIBUTIONS

97.1
The Company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by:

  97.1.1
  the rights attached to the share; or

  97.1.2
  the provisions of another agreement between the holder of that share and the Company.

98.
UNCLAIMED DISTRIBUTIONS

98.1
All dividends or other sums which are:

  98.1.1
  payable in respect of shares; and

  98.1.2
  unclaimed after having been declared or become payable,

    may be invested or otherwise made use of by the directors for the benefit of the Company until claimed.

98.2
The payment of an unclaimed dividend or other sum into a separate account does not make the Company a trustee in respect of it.

98.3
If:

  98.3.1
  12 years have passed from the date on which a dividend or other sum became due for payment; and

  98.3.2
  the distribution recipient has not claimed it,

    the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Company.

98.4
If, in respect of a dividend or other sum payable in respect of a share, on any one occasion:

  98.4.1
  a cheque, warrant or money order is returned undelivered or left uncashed; or

  98.4.2
  a transfer made by a bank or other funds transfer system is not accepted,

    and reasonable enquiries have failed to establish another address or account of the distribution recipient, the Company is not obliged to send or transfer a dividend or other sum payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

99.
NON-CASH DISTRIBUTIONS

99.1
Subject to the terms of issue of the share in question, the Company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including shares or other securities in any company).

46

99.2
For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution:

  99.2.1
  issuing fractional certificates (or ignoring fractions);

  99.2.2
  fixing the value of any assets;

  99.2.3
  paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

  99.2.4
  vesting any assets in trustees.

100.
WAIVER OF DISTRIBUTIONS

100.1
Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the Company notice in writing to that effect, but if:

  100.1.1
  the share has more than one holder; or

  100.1.2
  more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders,

    the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

101.
SCRIP DIVIDENDS

101.1
Subject to the Act, but without prejudice to article 60, the directors may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid ("new shares") instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

101.2
The directors may on any occasion determine that the right of election under article 101.1 shall be subject to any exclusions, restrictions or other arrangements that the directors may in their absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

101.3
Where a resolution under article 101.1 is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

101.4
A resolution under article 101.1 may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than five years after the date of the meeting at which the resolution is passed.

101.5
The entitlement of each holder of shares to new shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any associated tax credit) of the dividend which would otherwise have been received by the holder (the "relevant dividend") provided that, in calculating the entitlement, the directors may at their discretion adjust the figure obtained by dividing the relevant value by the amount payable on the new shares up or down so as to procure that the entitlement of each holder of shares may be represented by a simple numerical ratio. For this purpose the "relevant value" of each of the new shares shall be as determined by or in accordance with the resolution under article 101.1. A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

47

101.6
The directors may make any provision they consider appropriate in relation to an allotment made or to be made under this article (whether before or after the passing of the resolution under article 101.1), including:

  101.6.1
  the giving of notice to holders of the right of election offered to them;

  101.6.2
  the provision of forms of election (whether in respect of a particular dividend or dividends generally);

  101.6.3
  determination of the procedure for making and revoking elections;

  101.6.4
  the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

  101.6.5
  the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

101.7
The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "elected shares"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in article 101.5. For that purpose, the directors may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the directors capitalising part of the reserves has the same effect as if the directors had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company under article 102. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 102 without an ordinary resolution of the Company.

101.8
The new shares rank pari passu in all respects with each other and with the fully paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

101.9
In relation to any particular proposed dividend, the directors may in their absolute discretion decide:

  101.9.1
  that holders shall not be entitled to make any election in respect of, and that any election previously made shall not extend to, such dividend; or

  101.9.2
  at any time prior to the allotment of the new shares which would otherwise be allotted in lieu of such dividend, that all elections to take new shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

48

 CAPITALISATION OF PROFITS AND RESERVES

102.
AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS6

102.1
Subject to the Act and the articles, the directors may, if they are so authorised by an ordinary resolution:

  102.1.1
  decide to capitalise any amount standing to the credit of the Company's reserves (including share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution which are not required for paying a preferential dividend; and

  102.1.2
  appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.

102.2
Capitalised sums must be applied:

  102.2.1
  on behalf of the persons entitled; and

  102.2.2
  in the same proportions as a dividend would have been distributed to them.

102.3
Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

102.4
A capitalised sum which was appropriated from profits available for distribution may be applied:

  102.4.1
  in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

  102.4.2
  in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.

102.5
Subject to the Act and the articles the directors may:

  102.5.1
  apply capitalised sums in accordance with articles 102.3 and 102.4 partly in one way and partly in another;

  102.5.2
  make such arrangements as they think fit to resolve a difficulty arising in the distribution of a capitalised sum and in particular to deal with shares or debentures becoming distributable in fractions under this article the directors may deal with fractions as they think fit (including the issuing of fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than [$5], or such other sum as the directors may decide, the sum may be retained for the benefit of the Company));

  102.5.3
  authorise any person to enter into an agreement with the Company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them or the payment by the Company on behalf of the members of the amounts or part of the amounts or part of the amounts remaining unpaid on their existing shares under this article; and

  102.5.4
  generally do all acts and things required to give effect to the resolution.

6
Authority to capitalise reserves and appropriate such sums on a non-pre-emptive basis for a bonus issue of SVSs to be considered with Counsel.

49

103.
RECORD DATES

103.1
Notwithstanding any other provision of the articles, but subject to the Act and rights attached to shares, the Company or the directors may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

PART 5—MISCELLANEOUS PROVISIONS

COMMUNICATIONS

104.
MEANS OF COMMUNICATION TO BE USED

104.1
Save where these articles expressly require otherwise, any notice, document or information to be sent or supplied by, or on behalf of or to the Company may be sent or supplied in accordance with the Act (whether authorised or required to be sent or supplied by the Act or otherwise):

  104.1.1
  in hard copy form,

  104.1.2
  in electronic form; or

  104.1.3
  by means of a website.

104.2
Subject to the articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

104.3
A director may agree with the Company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

104.4
If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to call a general meeting by notices sent by post, then subject to the Act, the directors may, in their absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to call a general meeting by a notice advertised in at least one United Kingdom national newspaper. In this case, the Company must send confirmatory copies of the notice to those members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

104.5
A notice, document or information sent by post and addressed to a member at his registered address or address for service in the United Kingdom is deemed to be given to or received by the intended recipient 24 hours after it was put in the post if pre paid as first class post and 48 hours after it was put in the post if pre paid as second class post, and in proving service it is sufficient to prove that the envelope containing the notice, document or information was properly addressed, pre paid and posted.

104.6
A notice, document or information sent or supplied by electronic means to an address specified for the purpose by the member is deemed to have been given to or received by the intended recipient 24 hours after it was sent, and in proving service it is sufficient to prove that the communication was properly addressed and sent.

50

104.7
A notice, document or information sent or supplied by means of a website is deemed to have been given to or received by the intended recipient when:

  104.7.1
  the material was first made available on the website; or

  104.7.2
  if later, when the recipient received (or, in accordance with this article 104, is deemed to have received) notification of the fact that the material was available on the website.

104.8
A notice, document or information not sent by post but delivered by hand (which include delivery by courier) to a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

104.9
Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

104.10
A notice, document or information served or delivered by or on behalf of the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

104.11
A qualifying person present at a meeting of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

104.12
A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 793 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

104.13
In the case of joint holders of a share, a notice, document or information shall be validly sent or supplied to all joint holders if sent or supplied to whichever of them is named first in the register in respect of the joint holding. Anything to be agreed or specified in relation to a notice, document or information to be sent or supplied to joint holders, may be agreed or specified by the joint holder who is named first in the register in respect of the joint holding.

104.14
The Company may give a notice, document or information to a transmittee as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be a transmittee. Until an address has been supplied, a notice, document or information may be given in any manner in which it might have been given if the death or bankruptcy had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

104.15
A member whose registered address is not within the United Kingdom, Italy or the United States shall not be entitled to receive any notice, document or information from the Company unless:

  104.15.1
  the Company is able, in accordance with the Act, to send the notice, document or information in electronic form or by means of a website; or

  104.15.2
  the member gives to the Company a postal address within the United Kingdom, Italy or the United States at which notices to the member may be given.

51

105.
LOSS OF ENTITLEMENT TO NOTICES

105.1
Subject to the Act, a member (or in the case of joint holders, the person who is named first in the register) who has no registered address within the United Kingdom, and has not supplied to the Company an address within the United Kingdom at which notice or other documents or information can be given to him, shall not be entitled to receive any notice or other documents or information from the Company. Such a member (or in the case of joint holders, the person who is named first in the register) shall not be entitled to receive any notice or other documents or information from the Company even if he has supplied an address for the purposes of receiving notices or other documents or information in electronic form.

105.2
If:

  105.2.1
  the Company sends two consecutive documents to a member over a period of at least 12 months; and

  105.2.2
  each of those documents is returned undelivered, or the Company receives notification that it has not been delivered,

    that member ceases to be entitled to receive notices from the Company.

105.3
A member who has ceased to be entitled to receive notices from the Company becomes entitled to receive such notices again by sending the Company:

  105.3.1
  a new address to be recorded in the register; or

  105.3.2
  if the member has agreed that the Company should use a means of communication other than sending things to such an address, the information that the Company needs to use that means of communication effectively.

ADMINISTRATIVE ARRANGEMENTS

106.
SECRETARY

106.1
Subject to the Act, the directors shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including remuneration) as they think fit.

106.2
The directors may remove a person appointed under this article 106 from office and appoint another or others in his place.

106.3
Any provision of the Act or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

107.
[CHANGE OF NAME

    The directors may change the name of the Company.]

108.
AUTHENTICATION OF DOCUMENTS

108.1
A director or the secretary or another person appointed by the directors for the purpose may authenticate:

  108.1.1
  documents affecting the constitution of the Company (including the articles);

  108.1.2
  resolutions passed by the Company or holders of a class of shares or the directors or a committee of the directors; and

52

    108.1.3
    books, records, documents and accounts relating to the business of the Company,

    108.1.4
    and may certify copies or extracts as true copies or extracts.

109.
COMPANY SEALS

109.1
The directors must provide for the safe custody of every seal.

109.2
A seal may be used only by the authority of a resolution of the directors or of a committee of the directors.

109.3
The directors may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The directors may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means.

109.4
Unless otherwise decided by the directors:

  109.4.1
  share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

  109.4.2
  every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director, or by one director in the presence of a witness who attests his signature.

110.
RECORDS OF PROCEEDINGS

110.1
The directors must make sure that proper minutes are kept in minute books of:

  110.1.1
  all appointments of officers and committees made by the directors and of any remuneration fixed by the directors; and

  110.1.2
  all proceedings (including the names of the directors present at such meeting) of general meetings;

  110.1.3
  meetings of the holders of any class of shares in the Company;

  110.1.4
  the directors' meetings; and

  110.1.5
  meetings of committees of the directors.

110.2
If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are conclusive evidence of the proceedings at the meeting.

110.3
The directors must ensure that the Company keeps records, in the books kept for the purpose, of all directors' written resolutions.

110.4
All such minutes and written resolutions must be kept for at least 10 years from the date of the meeting or written resolution as the case may be.

111.
DESTRUCTION OF DOCUMENTS

111.1
The Company is entitled to destroy:

  111.1.1
  all instruments of transfer of shares (including documents constituting the renunciation of an allotment of shares) which have been registered, and all other documents on the basis of which any entries are made in the register, from six years after the date of registration;

53

    111.1.2
    all dividend mandates (or mandates for other amounts), variations or cancellations of such mandates, and notifications of change of address, from two years after they have been recorded;

    111.1.3
    all share certificates which have been cancelled from one year after the date of the cancellation;

    111.1.4
    all paid dividend warrants and cheques from one year after the date of actual payment;

    111.1.5
    all proxy notices from one year after the end of the meeting to which the proxy notice relates; and

    111.1.6
    all other documents on the basis of which any entry in the register is made at any time after 10 years from the date an entry in the register was first made in respect of it.

111.2
If the Company destroys a document in good faith, in accordance with the articles, and without express notice to the Company that the preservation of the document is relevant to a claim, it is conclusively presumed in favour of the Company that:

  111.2.1
  entries in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed were duly and properly made;

  111.2.2
  any instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

  111.2.3
  any share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

  111.2.4
  any other document so destroyed was a valid and effective document in accordance with its recorded particulars in the books or records of the Company.

111.3
This article does not impose on the Company any liability which it would not otherwise have if it destroys any document before the time at which this article permits it to do so or in any case where the conditions of this article are not fulfilled.

111.4
In this article, references to the destruction of any document include a reference to its being disposed of in any manner.

112.
ACCOUNTS

112.1
The directors must ensure that accounting records are kept in accordance with the Act.

112.2
The accounting records shall be kept at the registered office of the Company or, subject to the Act, at another place decided by the directors and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Act or he is authorised by the directors or by an ordinary resolution of the Company.

112.3
In respect of each financial year, a copy of the Company's annual accounts, the directors' report, the strategic report, the directors' remuneration report, and the auditors' report on those accounts and on the auditable part of the directors' remuneration report shall be sent or supplied to:

  112.3.1
  every member (whether or not entitled to receive notices of general meetings);

  112.3.2
  every holder of debentures (whether or not entitled to receive notices of general meetings); and

54

    112.3.3
    every other person who is entitled to receive notices of general meetings,

    not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Act. This article does not require copies of the documents to which it applies to be sent or supplied to:

    112.3.4
    a member or holder of debentures of whose address the Company is unaware; or

    112.3.5
    more than one of the joint holders of shares or debentures.

112.4
The directors may determine that persons entitled to receive a copy of the Company's annual accounts, the directors' report, the strategic report, the directors' remuneration report, and the auditors' report on those accounts and on the auditable part of the directors' remuneration report are those persons entered on the register at the close of business on a day determined by the directors.

112.5
Where permitted by the Act, the strategic report with supplementary material in the form and containing the information prescribed by the Act may be sent or supplied to a person so electing in place of the documents required to be sent or supplied by article 112.3.

113.
PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

    The directors may decide to make provision for the benefit of persons (other than a director or former director or shadow director) employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

114.
WINDING UP OF THE COMPANY

114.1
On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law:

  114.1.1
  divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds; and

  114.1.2
  vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine.

114.2
For this purpose the liquidator may:

  114.2.1
  set the value he deems fair on a class or classes of property; and

  114.2.2
  determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members.

114.3
The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

55

 DIRECTORS' INDEMNITY AND INSURANCE

115.
INDEMNITY OF OFFICERS AND FUNDING DIRECTORS' DEFENCE COSTS

115.1
To the fullest extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of the Company or any of its associates (other than any person (whether or not an officer of the Company or any of its associates) engaged by the Company of any of its associates as auditor) shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise as a director or such other officer of the Company any of its associates) in relation to the Company or any of its associates or its/their affairs provided that such indemnity shall not apply in respect of any liability incurred by him:

  115.1.1
  to the Company or to any of its associates;

  115.1.2
  to pay a fine imposed in criminal proceedings;

  115.1.3
  to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

  115.1.4
  in defending any criminal proceedings in which he is convicted;

  115.1.5
  in defending any civil proceedings brought by the Company, or any of its associates, in which judgment is given against him; or

  115.1.6
  in connection with any application under any of the following provisions in which the court refuses to grant him relief, namely:

  (a)
  section 661(3) or (4) of the Act (acquisition of shares by innocent nominee); or

  (b)
  section 1157 of the Act (general power to grant relief in case of honest and reasonable conduct).

115.2
In article 115.1.4, 115.1.5 or 115.1.6 the reference to a conviction, judgment or refusal of relief is a reference to one that has become final. A conviction, judgment or refusal of relief becomes final:

  115.2.1
  if not appealed against, at the end of the period for bringing an appeal; or

  115.2.2
  if appealed against, at the time when the appeal (or any further appeal) is disposed of.

    An appeal is disposed of:

    115.2.3
    if it is determined and the period for bringing any further appeal has ended; or

    115.2.4
    if it is abandoned or otherwise ceases to have effect.

115.3
To the extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director of the Company acting in its capacity as a trustee of an occupational pension scheme shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in connection with the Company's activities as trustee of the scheme provided that such indemnity shall not apply in respect of any liability incurred by him:

  115.3.1
  to pay a fine imposed in criminal proceedings;

56

    115.3.2
    to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

    115.3.3
    in defending criminal proceedings in which he is convicted.

    For the purposes of this article, a reference to a conviction is to the final decision in the proceedings. The provisions of article 115.2 shall apply in determining when a conviction becomes final.

115.4
Without prejudice to article 115.1 or to any indemnity to which a director may otherwise be entitled, and to the extent permitted by the Act and otherwise upon such terms and subject to such conditions as the directors may in their absolute discretion think fit, the directors shall have the power to make arrangements to provide a director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with an application under section 661(3) or (4) of the Act (acquisition of shares by innocent nominee) or section 1157 of the Act (general power to grant relief in case of honest and reasonable conduct) or in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority or to enable a director to avoid incurring any such expenditure.

115.5
Where at any meeting of the directors or a committee of the directors any arrangement falling within article 115.4 is to be considered, a director shall be entitled to vote and be counted in the quorum at such meeting unless the terms of such arrangement confers upon such director a benefit not generally available to any other director; in that event, the interest of such director in such arrangement shall be deemed to be a material interest for the purposes of article 21 and he shall not be so entitled to vote or be counted in the quorum.

116.
INSURANCE

116.1
To the extent permitted by the Act, the directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

  116.1.1
  a director or a secretary of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

  116.1.2
  trustee of a retirement benefits scheme or other trust in which a person referred to in article 116.1.1 is or has been interested,

    indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

57

 Exhibit A-2

[Form of Articles of Incorporation of Company Merger Surviving Corporation]

A-2-1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

[            ]

        The undersigned individuals acting as incorporators of a corporation (the "Corporation") under the provisions of Chapter 78 of the Nevada Revised Statutes adopt the following Articles of Incorporation.

ARTICLE I
Name

        The name of the Corporation is [            ].

ARTICLE II
Principal Office and Initial Resident Agent

A.
Principal Office. The address of the principal office of the Corporation is [        ]. The Corporation may conduct all or part of its business in any other part of the State of Nevada.

B.
Resident Agent. The resident agent of the Corporation is CSC Services of Nevada, Inc. 2215-B Renaissance D, Las Vegas, NV 89119.

ARTICLE III
Nature of Business

        The Corporation may engage in any lawful activity.

ARTICLE IV
Capital

A.
Number and Par Value of Shares. The Corporation shall be authorized to issue One Thousand (1,000) shares of capital stock with a par value of One Cent ($.01) per share. All of the shares of stock shall be the same class, without preference or distinction.

B.
Assessment of Shares. The capital stock of the Corporation, after the amount of the par value has been paid in money, property, or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this respect.

ARTICLE V
Governing Board

A.
Name. The members of the governing board of the Corporation shall be designated as directors.

B.
Initial Board of Directors. The initial number of Board of Directors shall consist of [    •    ] (    •    ) members. The names and addresses of the members of the initial Board of Directors are as follows. These individuals shall serve as Directors until the first annual meeting of the shareholders, or until their successors shall have been elected and qualified.

Name	Address
Jaymin B. Patel	[•]
[•]
[•]
C.
Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time by amendment to the bylaws of the Corporation.

D.
Indemnification of Directors and Officers. To the fullest extent permitted by the Law of the State of Nevada as the same exists or may hereafter be amended, a director or an officer of the Corporation shall not be personally liable to the Corporation or its Stockholders for monetary damages for breach of fiduciary duty as a director or an officer. Any repeal or modification of this Section shall not result in any liability for a director or officer with respect to any action or omission occurring prior to such repeal or modification.

ARTICLE VI
Period of Existence

        The period of existence of the Corporation is perpetual.

ARTICLE VII
Restatement

        The foregoing Amended and Restated Articles of Incorporation hereby supersede the existing Articles of Incorporation.

DATED: [    •    ].

/s/

Important Information for Investors and Shareholders

        This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the "proxy statement/prospectus"). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

        Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the "CONSOB Regulation"), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

        The merger agreement providing for the GTECH-NewCo merger—which exceeds the thresholds for "significant transactions" pursuant to the Regulation—was approved unanimously by the GTECH board of directors.

        The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the "Disposizioni in materia di operazioni con parti correlate" ("Procedures for transactions with related parties") adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

        IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT's directors and executive officers is contained in IGT's

Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward Looking Statements

        This press release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties' control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties' critical accounting estimates and legal proceedings; and the parties' international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties' businesses, including those described in IGT's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the "SEC") and those described in GTECH's annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

CONTACTS:
Sard Verbinnen & Co.
Stephanie Pillersdorf/Margaret Popper/Carissa Felger
212-687-8080

GTECH S.p.A
Simone Cantagallo
T. (+39) 06 51899030

QuickLinks

  Filed by GTECH S.p.A. pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 under the Securities and Exchange Act Subject Company: GTECH S.p.A.; International Game Technology Filer's SEC File No.: 333-146050 Date: July 18, 2014
  Execution Copy
AGREEMENT AND PLAN OF MERGER among GTECH S.p.A., GTECH CORPORATION, GEORGIA WORLDWIDE LIMITED, GEORGIA WORLDWIDE CORPORATION and INTERNATIONAL GAME TECHNOLOGY Dated as of July 15, 2014
TABLE OF CONTENTS
RECITALS
AGREEMENT
ARTICLE I THE MERGERS
ARTICLE II EFFECT OF THE MERGER ON CAPITAL STOCK
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF GOLD
ARTICLE V COVENANTS
ARTICLE VI CONDITIONS TO THE MERGERS
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER
ARTICLE VIII GENERAL PROVISIONS
Annex I
Exhibit A-1
CONTENTS
PART 1 INTERPRETATION AND LIMITATION OF LIABILITY
PART 2 DIRECTORS DIRECTORS' POWERS AND RESPONSIBILITIES
DECISION-MAKING BY DIRECTORS
DIRECTORS' INTERESTS
APPOINTMENT OF DIRECTORS
PART 3 DECISION-MAKING BY MEMBERS ORGANISATION OF GENERAL MEETINGS
VOTING AT GENERAL MEETINGS
RESTRICTIONS ON MEMBERS' RIGHTS
APPLICATION OF RULES TO CLASS MEETINGS AND RIGHTS
PART 4 SHARES AND DISTRIBUTIONS ISSUE OF SHARES
INTERESTS IN SHARES
SHARE CERTIFICATES5
PARTLY PAID SHARES
UNTRACED SHAREHOLDERS
TRANSFERS AND TRANSMISSION OF SHARES
CONSOLIDATION/DIVISION OF SHARES
DISTRIBUTIONS
CAPITALISATION OF PROFITS AND RESERVES
PART 5—MISCELLANEOUS PROVISIONS COMMUNICATIONS
ADMINISTRATIVE ARRANGEMENTS
DIRECTORS' INDEMNITY AND INSURANCE
Exhibit A-2
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF [ ]
ARTICLE I Name
ARTICLE II Principal Office and Initial Resident Agent
ARTICLE III Nature of Business
ARTICLE IV Capital
ARTICLE V Governing Board
ARTICLE VI Period of Existence
ARTICLE VII Restatement